Filed Pursuant to Rule 424(b)(2)
Registration No. 333-194078

The information in this preliminary prospectus supplement and the accompanying prospectus is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell the notes and it is not soliciting an offer to buy the notes in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated September 8, 2014

Preliminary Prospectus Supplement

(To Prospectus dated September 8, 2014)

AK Steel Corporation

$430,000,000

    % Senior Notes due 2021

AK Steel Corporation (“AK Steel”) is offering $         principal amount of     % Senior Notes due 2021. The notes will bear interest at a rate of     % per year, payable semiannually in arrears on                 and                  of each year, beginning on                 , 2015. The notes will mature on                 , 2021 and will be fully and unconditionally guaranteed by the direct parent of AK Steel, AK Steel Holding Corporation (“AK Holding”), and AK Tube LLC and AK Steel Properties, Inc., two wholly owned subsidiaries of AK Steel.

Prior to                 , 2017, the notes will be redeemable at a price equal to 100% plus a make-whole premium, plus accrued and unpaid interest. The notes will be redeemable on or after                 , 2017 at the redemption prices specified under “Description of Notes—Optional Redemption”, plus accrued and unpaid interest. In addition, we may redeem up to 35% of the notes before                 , 2017 with the net cash proceeds of certain public offerings of AK Holding’s common stock at a redemption price of % plus accrued and unpaid interest. If AK Steel experiences certain kinds of changes of control, it must offer to purchase the notes.

If a change of control repurchase event occurs, subject to certain conditions, AK Steel must give holders of the notes an opportunity to sell to AK Steel the notes at a purchase price of 101% of the principal amount of the notes, plus accrued and unpaid interest to the date of the purchase. See “Description of Notes—Change of Control”.

The notes will be AK Steel’s senior unsecured obligations and will rank senior in right of payment to any of its indebtedness that is expressly subordinated in right of payment to the notes; equal in right of payment to any of its indebtedness that is not so subordinated; effectively junior in right of payment to any of its secured indebtedness to the extent of the value of the assets securing such indebtedness; and structurally junior to all indebtedness and other liabilities (including trade payables) of its subsidiaries that do not guarantee the notes.

We do not intend to apply to list the notes on any securities exchange or any automated dealer quotation system.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page S-19 of this prospectus supplement.

Per Note	Total
Public offering price(1)%	$
Underwriting discounts and commissions %	$
Proceeds, before expenses, to us(1)%	$

(1)	Plus accrued interest, if any, from , 2014.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect that delivery of the notes will be made to investors in book-entry form through The Depository Trust Company on or about                 , 2014.

Joint Book-Running Managers

Credit Suisse	Citigroup	J.P. Morgan

Co-Managers

BofA Merrill Lynch	Fifth Third Securities	Goldman, Sachs & Co.

                , 2014

PROSPECTUS SUPPLEMENT

PROSPECTUS

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ABOUT THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of this offering and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the prospectus. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering.

If the description of this offering or the notes varies between this prospectus supplement and the accompanying prospectus, you should rely on the information contained in or incorporated by reference into this prospectus supplement. You should also read and consider the additional information under the captions “Where You Can Find More Information” and “Incorporation by Reference” in this prospectus supplement.

The underwriters are offering to sell, and are seeking offers to buy, our notes only in jurisdictions where offers and sales are permitted. The distribution of this prospectus supplement and the accompanying prospectus and the offering of our notes in certain jurisdictions may be restricted by law. Persons outside the United States who come into possession of this prospectus supplement and the accompanying prospectus must inform themselves about and observe any restrictions relating to the offering of the notes and the distribution of this prospectus supplement and the accompanying prospectus outside the United States. This prospectus supplement and the accompanying prospectus do not constitute, and may not be used in connection with, an offer to sell, or a solicitation of an offer to buy, any securities offered by this prospectus supplement and the accompanying prospectus by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. We have not authorized anyone to provide any information other than that contained or incorporated by reference in this prospectus supplement or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.

Unless otherwise stated, or the context otherwise requires, references in this prospectus supplement to “we,” “us,” “our” and “the Company” are to AK Steel Holding Corporation (“AK Holding”) and its consolidated subsidiaries, including AK Steel Corporation (“AK Steel”).

NOTICE TO NEW HAMPSHIRE RESIDENTS

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENSE HAS BEEN FILED UNDER RSA 421-B WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE OR CAUSE TO BE MADE TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

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FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus supplement and the documents that are incorporated by reference therein that are based on our management’s beliefs and assumptions and on information available to our management at the time such statements were made. Forward-looking statements include information concerning our pending acquisition (including potential synergies), possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “should” or the negative of these terms or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in our forward-looking statements. You should not rely on any forward-looking statements. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	that the Dearborn Acquisition (as defined below) will not be integrated successfully into AK Steel following the consummation of that acquisition;

•	exposure to unknown or unanticipated costs or liabilities, including those related to environmental matters, in connection with the Dearborn Acquisition;

•	that cost savings, synergies, accretion to earnings, increased shipments and other anticipated benefits and opportunities from the Dearborn Acquisition may not be fully realized or may take longer to realize than expected;

•	that the future margin benefits we estimate attributable to our Magnetation joint venture and AK Coal Resources, Inc. will not be fully realized;

•	reduced selling prices, shipments and profits associated with a highly competitive industry with excess capacity;

•	changes in the cost of raw materials and energy;

•	our significant amount of debt and other obligations;

•	severe financial hardship or bankruptcy of one or more of our major customers;

•	reduced demand in key product markets due to competition from alternatives to steel or other factors;

•	increased global steel production and imports;

•	excess inventory of raw materials;

•	supply chain disruptions or poor quality of raw materials;

•	production disruption or reduced production levels, such as the blast furnace outage at Ashland Works;

•	our healthcare and pension obligations and related laws and regulations;

•	not timely reaching new labor agreements;

•	major litigation, arbitrations, environmental issues and other contingencies;

•	regulatory compliance and changes;

•	climate change and greenhouse gas emission limitations;

•	conditions in the financial, credit, capital or banking markets;

•	our use of derivative contracts to hedge commodity pricing volatility;

•	the value of our net deferred tax assets;

•	inability to fully realize benefits of long-term cost savings and margin enhancement initiatives;

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•	lower quantities, quality or yield of estimated coal reserves of AK Coal;

•	increased governmental regulation of mining activities;

•	inability to hire or retain skilled labor and experienced manufacturing and mining managers; and

•	IT security threats and sophisticated cybercrime.

The risk factors discussed under “Risk Factors” in this prospectus supplement and under similar headings in AK Holding’s subsequently filed Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, as well as the other risks and uncertainties described in the other documents incorporated by reference into this prospectus supplement and the accompanying prospectus, could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business. We expressly disclaim any obligation to update our forward-looking statements other than as required by law.

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SUMMARY

This summary does not include all information you should consider before investing in the notes. For a more complete understanding of the Company and the notes, we urge you to carefully read this prospectus supplement, the accompanying prospectus and the information incorporated by reference herein and therein in its entirety, including the sections entitled “Risk Factors,” “Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Severstal Dearborn, LLC,” “Unaudited Pro Forma Condensed Consolidated Financial Information” and the financial statements and the related notes included and incorporated by reference herein. Unless otherwise stated, or the context otherwise requires, references in this prospectus supplement to “we,” “us,” “our” and “the Company” are to AK Holding and its consolidated subsidiaries, including AK Steel and, after consummation of the Dearborn Acquisition (as defined below), includes Dearborn; references to “Dearborn” and “Severstal Dearborn” are to Severstal Dearborn, LLC and its consolidated subsidiaries and joint ventures; and references to pro forma financial information in this prospectus supplement give effect to the Dearborn Acquisition, the issuance of the notes and the consummation of the concurrent AK Holding common stock offering and the application of proceeds from both offerings for balance sheet information as if they had been completed as of June 30, 2014 and for statements of operations information as if they had been completed at the beginning of the period presented. Unless otherwise indicated, industry data contained in this prospectus supplement are derived from publicly available sources, including industry trade journals and filings with the Securities and Exchange Commission (the “SEC”), which we have not independently verified.

Business Overview

We are an integrated producer of flat-rolled carbon, stainless and electrical steels and tubular products, with nine steelmaking and finishing plants and tubular production facilities located in Indiana, Kentucky, Ohio and Pennsylvania. We produce flat-rolled value-added carbon steels, including premium-quality coated, cold-rolled and hot-rolled carbon steel products, specialty stainless and electrical steels that are sold in sheet and strip form and carbon and stainless flat-rolled steel that are finished into welded steel tubing. Upon the closing of our acquisition of Severstal Dearborn, LLC and its related assets, as further described below, we will add an integrated steelmaking facility located in Dearborn, Michigan, as well as a cokemaking facility in West Virginia and interests in three joint ventures that process and finish flat-rolled steel products.

Our carbon steel products are sold primarily to customers in the automotive industry, to various manufacturers, including manufacturers of heating, ventilation and air conditioning equipment and appliances, and to distributors, service centers and converters who may further process our products prior to reselling them. Our stainless steel products are sold primarily to customers in the automotive industry, as well as to manufacturers of food handling, chemical processing, pollution control and medical and health equipment, and to distributors and service centers. Our electrical steels, which are iron-silicon alloys with unique magnetic properties, are sold primarily to manufacturers of power transmission and distribution transformers. Our tubular products are sold to customers in the automotive, large truck, industrial and construction markets. In addition, our operations include European trading companies, which buy and sell steel and steel products and other materials. Our wholly-owned subsidiary, AK Coal Resources, Inc. (“AK Coal”), produces metallurgical coal from reserves in Pennsylvania, and we own a 49.9% equity interest in Magnetation LLC (“Magnetation”), a joint venture that produces iron ore concentrate from previously-mined ore reserves and that is expected to begin producing iron ore pellets in the late third quarter of 2014.

We have the capacity to ship approximately 6.5 million tons of steel products annually, and after consummation of the Dearborn Acquisition, will have the capacity to ship approximately 8.9 million tons of steel products annually. For the twelve months ended June 30, 2014, AK Steel shipped approximately 5.3 million tons of steel products, and generated revenue of approximately $5.7 billion, net income (loss) attributable to

AK Holding of $(99.7) million and adjusted EBITDA of approximately $202.4 million. See “Summary Historical Pro Forma Financial and Operating Data” for a reconciliation of adjusted EBITDA to net income (loss).

For additional information regarding our customers, markets, properties and raw material needs, please refer to AK Holding’s Annual Report on Form 10-K for the year ended December 31, 2013 and subsequently filed Quarterly Reports on Form 10-Q, which are incorporated by reference herein.

Dearborn Acquisition

On July 21, 2014, we announced that AK Steel had signed an agreement to acquire Severstal North America’s integrated steelmaking assets located in Dearborn, Michigan for $700 million in cash (the “Dearborn Acquisition”). The Dearborn Acquisition also includes a cokemaking facility and interests in three joint ventures that process flat-rolled steel products. For the twelve months ended June 30, 2014, Dearborn shipped 2.4 million tons of steel products, generating sales of $2.0 billion, net income (loss) of $(1.1) billion and adjusted EBITDA of $68.7 million. Pro forma for the Dearborn Acquisition, for the twelve months ended June 30, 2014, AK Steel shipped approximately 7.7 million tons of steel products and generated sales of $7.7 billion, net income (loss) attributable to AK Holding of $(1.1) billion and adjusted EBITDA of $300.2 million. During the first six months of 2014, AK Steel’s results were adversely impacted by approximately $18 million as a result of an unplanned outage at its Ashland Works blast furnace, $30 million of higher energy costs due to severe weather conditions, $15 million in higher costs associated with winter weather and iron ore shortages, and $6 million from a litigation settlement. Also during the first half of 2014, Dearborn’s financial results were adversely impacted by approximately $11 million due to higher natural gas costs and volumes related to the severe winter weather.

The Dearborn plant has the capacity to produce 2.4 million tons of flat-rolled steel per annum and produces high-quality, carbon flat-rolled steels for the automotive, construction and appliance markets. Dearborn’s value-added products are primarily utilized in the North American automotive industry, which accounted for approximately 57% of its direct 2013 steel shipments (and approximately 63% of its steel shipments when including indirect shipments). Dearborn is also a leading supplier to the U.S. distributor and pipe and tube markets, which represented 21% and 10% of 2013 shipments, respectively.

Since 2007, Severstal has invested over $1.2 billion in the Dearborn plant, including a rebuild of its blast furnace (2007), improvements to the its hot strip mill, construction of a new state of the art pickle line tandem cold mill (2011) and construction of a new hot dip galvanizing line (2011).

In addition to the steelmaking facilities at the Dearborn plant, AK Steel will also acquire Mountain State Carbon cokemaking facility and interest in three steel finishing joint ventures as part of the Dearborn Acquisition, as further detailed below:

•	Mountain State Carbon, LLC is a leading producer of high-quality coke with up to 1.1 million tons of annual coke production capacity from its four coke batteries. For the twelve months ended June 30, 2014, Mountain State Carbon produced approximately 500,000 tons and provided approximately two-thirds of Dearborn’s total coke requirements;

•	Spartan Steel Coating, LLC is a 48%-owned joint venture with Worthington Industries in Monroe, Michigan, that produces hot dip galvanized sheet sold to unexposed automotive and service center customers. Its current annual capacity is 600,000 tons. The Dearborn plant supplies 100% of the substrate needs and sells at least 80% of Spartan Steel’s output;

•	Delaco Processing, LLC is a 49%-owned joint venture with Delaco Supreme Tool and Gear Company that operates a slitter for the processing of steel coils; and

•

Double Eagle Steel Coating Company is a 50%-owned joint venture with United States Steel Corporation located adjacent to the Dearborn facility. It is the world’s largest electrogalvanizing line with capacity of

870,000 tons per year, producing premium quality galvanized sheet steel primarily for automotive customers. The future status of Double Eagle is uncertain, as the joint venture is currently scheduled for dissolution in the first quarter of 2015.

The Dearborn plant is located in close proximity to many of AK Steel’s customers and is highly complementary to AK Steel’s existing carbon steel operations. Management believes the Dearborn Acquisition will benefit AK Steel in the following ways, among others:

•	Increased scale and enhanced ability to serve customers—The expanded geographic footprint will improve logistics and allow the Company to ship from multiple manufacturing sites to end users at a closer proximity and for a lower cost;

•	Improved operational flexibility and productivity of steel-making operations—Additional facilities, including a third blast furnace and a second carbon hot strip mill capable of rolling products for the automotive market, will provide operational flexibility and enable the Company to better manage unplanned outages and regular maintenance of critical equipment by having multiple, high-quality facilities;

•	Enhanced production capability—The addition of Dearborn’s recently modernized steelmaking equipment and facilities, with the benefit of over $1.2 billion of capital investments made by the previous owner since 2007, will add 2.4 million tons per annum to AK Steel’s total capacity and increase the Company’s ability to supply coated products to automotive and other markets; and

•	Strengthened position as a premier manufacturer of automotive grade steels—The Dearborn plant is strategically positioned to serve leading automotive original equipment manufacturers (OEMs) in the Great Lakes region. For the twelve months ended June 30, 2014, AK Steel had total automotive-related shipments of 2.5 million tons; pro forma for the Dearborn Acquisition, automotive-related shipments would be 3.8 million tons.

Management has identified over $50 million of annual cost-based synergies it expects to achieve through the Dearborn Acquisition, $25 million of which are expected to be realized in the first year. These cost-based synergies are expected to be achieved principally in the following categories:

•	Operations—operating Dearborn’s facilities at more optimal levels, consistent with AK Steel’s high levels of productivity;

•	Sales—optimizing freight to lower logistics costs for transporting raw materials to us and steel products to customers;

•	Human resources—consolidating managerial and back office functions in a more efficient manner;

•	Raw materials and energy—enhancing our ability to optimize the various raw materials from AK Steel’s suppliers to its manufacturing facilities;

•	Purchasing—leveraging higher volumes of purchases to obtain more favorable pricing from suppliers;

•	Risk management—combining insurance coverage to achieve lower costs and reducing risks to us as a result of our increased scale and improved operational and maintenance flexibility; and

•	Customer service—improving customer support through geographic proximity of sales, technical and other resources.

We expect to incur certain costs, including severance costs, to realize the cost-based synergies. See “Risk Factors—Risks Relating to the Dearborn Acquisition.”

On September 3, 2014, we were notified by the Department of Justice that we had received early termination of the Hart-Scott-Rodino review for the Dearborn Acquisition, clearing regulatory approval. The closing of the Dearborn Acquisition is subject to the satisfaction of customary closing conditions. Closing of the

Dearborn Acquisition will occur concurrently with and is a condition to closing of this offering. This prospectus supplement is not an offering for the common stock.

Competitive Strengths

We believe the following factors improve our competitive positioning.

Industry leader in the manufacturing of high-end, value-added products serving attractive end-markets with strong long-term growth fundamentals. We have leading market positions in North America in certain segments of the automotive market and in the electrical power generation and distribution end-markets. We believe our superior product quality, on-time delivery and excellent customer service differentiate us from our peers.

We are a premier producer of coated steel for exposed automotive applications, such as painted automotive surfaces. These high-specification varieties of carbon steel are difficult to produce and are sold to demanding customers, where quality, reliable delivery, service and support are key requirements and differentiate us from our competitors. Our existing carbon steel operations and operational flexibility will be complemented by both the production capabilities and geographic location of the newly acquired Dearborn assets. We are also a market leader in 400-series chrome and specialty grade stainless steels, and the largest North American supplier of stainless steel for automotive exhaust system components. According to IHS Automotive, North American vehicle production is forecasted to grow from approximately 17.0 million units in 2014 to approximately 17.5 million units in 2016.

We are one of the only full-line domestic producers of high-value, energy-efficient grain-oriented electrical steels (“GOES”), which are sold to both domestic and international manufacturers of power transmission and distribution transformers, as well as electrical motors and generators in the infrastructure and manufacturing markets. We believe the long-term growth fundamentals for GOES remain strong, with demand driven by the electrification of emerging economies, the improvement of an aging electrical infrastructure in developed economies, and new energy efficiency standards established in the United States.

We also have exposure to the building and construction end-market, which positions us to benefit from the emerging recovery in non-residential construction. FMI Construction outlook has forecast U.S. residential and non-residential construction spending trends to grow by approximately 10.0% and approximately 6.0% per annum from 2014 to 2016, respectively.

Diverse product offering and flexible operating facilities. We are the only domestic flat-rolled steel producer with a significant presence in carbon, stainless and electrical steels. We are one of the few domestic steel producers that operate both blast furnaces and electric-arc furnaces. The majority of our steelmaking facilities are integrated with production and downstream operations, which provides us the flexibility to manufacture a wide variety of products at each facility. The ability to maximize production across a variety of steel products in order to meet market demand allows our facilities to run at higher-than-average utilization rates. Moreover, our facilities are strategically located in close proximity to many of our customers, leading to reduced transportation costs and efficiency gains in product lead-times when compared to our peers. The Dearborn Acquisition further enhances this capability by expanding the footprint and increasing AK Steel’s ability to serve customers in a timely and more cost-efficient manner. Through our diverse product offering and flexible manufacturing facilities, we are able to tailor our product mix to meet evolving end-market demand and enhance profit margins.

Lean operational structure with a focus on quality, productivity and safety. We are focused on being the lowest cost producer of our products and on reducing our operating costs to optimize our profitability in the following ways, among others:

•	Continued productivity improvements across all of our facilities. We have implemented continuous productivity improvements across all of our facilities to improve their efficiency. From 2006 through

2013, the rate of internal rejects as a percentage of production decreased by 49% while the rate of internal retreats as a percentage of production decreased by 51%. We intend to apply our productivity improvements to the Dearborn plant as well. We believe our cost structure positions us well to be competitive in the markets we serve.

•	Efficient and cost-effective workforce. Since 2003, we have negotiated progressive labor agreements that have significantly reduced total employment costs at all of our union-represented facilities. Today, all of our facilities have cost-competitive and flexible labor agreements, which allow us to make changes to our operations as needed. We have reduced our number of employees by approximately 29% since 2003, while our tons shipped per employee has increased approximately 28% over the same time period. Our smaller, more flexible workforce has fewer job categories, which greatly increases labor productivity and reduces work rule complexity.

•	Industry-leading safety performance. According to AISI reports, our Total Recordable Injury Rate is approximately 7 times better than the overall steel industry average for 2013. Safety is a key core of our business as we focus on keeping our employees safe and this focus also serves as a critical component of maintaining a competitive cost position. We strongly believe that to successfully run a high-quality, low-cost operation, safety must be a top priority.

Visible, substantial reduction in future employee benefit and strategic capital investment requirements. AK Steel’s historical funding of pension and post-employment benefit obligations (“OPEB”) and strategic capital investments have been the majority of our fixed cash obligations in the past several years. The Company’s cash flow obligations for capital spending and retiree-related obligations will decline significantly in 2015 and beyond. Pension funding is forecasted to decline from $197 million in 2014 to only $4 million in 2017, while payments of retiree health care benefits (OPEB obligations) and contributions to related Voluntary Employee Beneficiary Associations (“VEBAs”) are forecasted to decline from $68 million in 2014 to $39 million in 2017. Over the past few years, the Company has been focusing on investing for the long-term future of the Company through targeted strategic investments, including investments in Magnetation totaling $288 million since October 2011 (with the final $10 million contribution expected by October 2014) and in AK Coal exceeding $70 million since October 2011 (with no near-term additional material capital investments necessary). AK Steel expects aggregate legacy employee funding obligations (i.e., pension, OPEB and VEBAs) and the remaining strategic capital investments yet to be funded to substantially decline from $392 million in 2014 to $84 million in 2015, an 80% reduction year over year. Dearborn has no defined benefit pension plans and its postretirement health benefits are not expected to materially increase our postretirement liabilities.

Strengthened financial position and enhanced liquidity. The Dearborn Acquisition strengthens our financial position through the incremental scale, additional EBITDA and increased liquidity. In conjunction with the Dearborn Acquisition, we intend to increase the commitments under our existing asset-backed revolving credit facility (the “Credit Facility”) by $400 million to $1.5 billion. At June 30, 2014, after giving effect to the Dearborn Acquisition and this offering, the concurrent offering of shares of AK Holding’s common stock, the application of the proceeds and the amendment of the Credit Facility, our total liquidity (including cash and available borrowings under our Credit Facility), would have been $944 million.

Experienced management team. We have an experienced management team with significant operating experience in the steel industry. Our top ten executives collectively have almost 200 years of steel industry experience and have been with AK Steel for an average of 16 years. We believe the experience of our management team will position the Company well to integrate Dearborn into AK Steel and allow the Company to achieve the targeted $50 million in cost-based synergies. This team continues to direct our strategic evolution and has positioned us to grow in the years ahead.

Business Strategy

Focus on high value-added products and profitable end markets. We seek to provide customers with the highest quality flat-rolled steel with precise “just-in-time” delivery and technical support. We are a premier producer of value-added carbon coated steels for automotive exterior body panels, and our products are consistently rated #1 in quality and customer service by our customers against our peers. We are the largest domestic steel producer for high-temperature, corrosion-resistant automotive exhaust components. We are also a leader in production of grain-oriented electrical steels used in transformers, which positions AK Steel extremely well for expected growth in transformer demand. We will continue to focus on these and other high value-added products and profitable end markets.

Continue to focus on driving down production costs and widening margins. Management is continuously driven to lower costs and enhance margins. To this end, we currently have a number of initiatives outlined below in greater detail:

•	Continuous improvement and cost reduction initiatives. Reducing costs, such as by increasing the capacity utilization of our production facilities and eliminating inefficiencies in our processes, is an ongoing priority at AK Steel. The Dearborn Acquisition provides the Company with an opportunity to reduce costs by an estimated $50 million annually. We believe we will achieve at least $25 million of this benefit in the first year following the Dearborn Acquisition.

•	Magnetation. A fundamental pillar of our cost-improvement strategy involves increasing our iron ore self-sufficiency through our Magnetation LLC joint venture, a company headquartered in Minnesota that produces iron ore concentrate from previously-mined iron ore reserves. We are in the final stages of completing a new pelletizing plant in Reynolds, Indiana that will supply approximately 50% of our iron ore pellet needs for our Middletown Works and Ashland Works blast furnaces at a price that we expect will compare favorably to expected market levels, even in the current lower cost iron ore environment. Although the estimated benefits associated with Magnetation will vary based on the market price of iron ore (which fluctuates with the IODEX), the ownership interest in the joint venture offers AK Steel a valuable hedge against rising iron ore prices, as well as an all-rail shipping logistics advantage. While the future pricing of iron ore is unknown, we currently estimate that our annual margin benefit attributable to Magnetation when its pellet plant is fully operational would be approximately $60.0 million, $90.0 million and $130.0 million based on an assumed IODEX of $100, $120 and $140 per metric ton, respectively, and Magnetation’s assumed cost structure.

•	AK Coal. Another pillar of our cost-improvement strategy involves reducing our sensitivity to volatile metallurgical coal pricing by operating AK Coal, a wholly-owned subsidiary of AK Steel. In 2011, we acquired all the stock of AK Coal, which controls through ownership and lease, estimated reserves exceeding 30 million tons of low-volatile metallurgical coal in Pennsylvania. The production levels and estimated benefits associated with AK Coal will vary based on the market price of low-volatile metallurgical coal. The Company currently estimates that AK Coal will deliver clean coal from its initial North Fork mine at an annualized rate of approximately 360,000 tons in 2015, subject to market conditions for metallurgical coal. While the future pricing of metallurgical coal is not known, we currently estimate that our annual margin benefit attributable to AK Coal when fully operational at a million ton annual level of production would be approximately $20.0 million, $30.0 million and $40.0 million based on an assumed low-volatile metallurgical coal prices of $110, $120 and $130 per net ton, respectively, and AK Coal’s expected cost structure. These estimated benefit levels assume the development of additional mines is successfully completed and required permits are obtained, and reflect our current estimate of capital investment and operating costs. Permitting activities at AK Coal are ongoing and the Company expects to be well-positioned in the future to increase production levels in the event that metallurgical coal prices increase.

Continue exploiting our operating flexibility to enhance margins. We will continue to focus on maximizing margins by tailoring our product mix to meet our customers’ needs. Our manufacturing flexibility allows us to move across the value-added product spectrum opportunistically, while targeting varied exposures to different end-markets, depending on where we can achieve the best returns. For instance, we are currently pursuing higher levels of contract business and more exposure to the robust automotive market. Our level of flat-rolled business based on contract sales has increased from 57% in 2011 to 68% in the second quarter ended June 30, 2014. Contract business allows us to schedule our production runs with increased efficiency and less volatility, thus providing improved margin. During the second quarter ended June 30, 2014, improvements in the automotive market and our larger share of that market had a positive impact on our sales and shipments. As the North American economy continues its recovery, we expect our operational flexibility to allow us to benefit meaningfully from a potential non-residential building and housing recovery cycle.

Pursue incremental growth opportunities through the development of next generation steel products to increase profitability. We continue to develop innovative, next-generation products in response to customer demand for advanced high strength steel. An example of this is the recent commercial success we achieved with the launch of ULTRALUME®, a high performance, boron steel product for the automotive industry that provides light-weight gauge material, crucial to our customers in enabling them to meet stricter automobile fuel efficiency standards. Separately, we are designing more efficient grain-oriented electrical steel for transformer applications, and we are expanding into new end-markets by advancing carbon and stainless products into hydraulic fracking and offshore energy applications. We believe our growth initiatives will lead to higher utilization rates and improved margins.

Maintain a strong balance sheet with sufficient liquidity to achieve our strategic vision. We will continue to focus on strengthening our balance sheet and increasing our financial flexibility. The Dearborn Acquisition will be credit enhancing and, along with the intended amendment of our Credit Facility to increase the commitments by $400 million to $1.5 billion, significantly improves our liquidity. Our decision to finance the Dearborn Acquisition with a significant component of equity is further evidence of our commitment to maintain a strong balance sheet. We also remain committed to the continued reduction of our pension and OPEB-related liabilities. Since 2004 we have reduced our pension/OPEB obligation by approximately $2.5 billion. We expect our retiree-related obligations to be substantially reduced in future years because of lower annual funding obligations as a result of strong pension trust asset returns in recent years and the effects of recent “pension smoothing” legislation on our annual required pension contributions over the next few years. In addition, we have satisfied our material funding obligations for the Voluntary Employee Beneficiary Associations related to retiree healthcare obligations and we anticipate lower funding obligations for other postemployment benefits in the coming years. At June 30, 2014, after giving effect to the Dearborn Acquisition and this offering, the concurrent offering of shares of AK Holding’s common stock, the application of the proceeds and the amendment of the Credit Facility, our total liquidity (including cash and available borrowings under our Credit Facility), would have been $944 million.

Recent Developments

We expect continued improvement in the third quarter of 2014 compared to the first and second quarters of 2014. The improved outlook for the third quarter is due to a variety of factors, including lower energy costs and the anticipated recovery from the effects of the severe winter weather conditions and its continuing adverse effects in the first half of 2014, which substantially reduced the availability of iron ore and consequently reduced carbon steel production.

Upon the closing of the Dearborn Acquisition, we intend to amend our $1.1 billion asset-based revolving credit facility to, among other things, increase the aggregate principal amount of commitments under the Credit Facility by up to $400 million, in order to provide additional liquidity, increase availability thresholds and amend certain covenants to increase our operational flexibility. The increase of our Credit Facility will further bolster our strong liquidity position and provide adequate flexibility for fluctuations in future cash needs.

Earlier in the third quarter of 2014 we experienced an unplanned outage at our Ashland Works blast furnace. The Ashland Works blast furnace has returned to operation, but it continues to operate at rates of production below its normal levels. To return the blast furnace to normal production levels and to provide more reliable operations in the future, we believe it is prudent to accelerate a planned outage from the first half of 2015 to the fourth quarter of 2014. Among other things, the planned outage will include a re-line of the blast furnace hearth. This planned outage is now expected to begin in late October and last approximately 28 days. We expect the reduced operations at the Ashland Works blast furnace will impact both the third and fourth quarters of 2014 in terms of production, shipments, operating costs and margins. We will purchase merchant carbon slabs and increase production of carbon slabs at our Butler Works electric arc furnace to offset a portion of the reduced production at its Ashland Works blast furnace. In addition, to the extent the Dearborn Acquisition is completed as expected in advance of this planned outage, we will utilize the operational flexibility afforded by the addition of the blast furnace at the Dearborn plant to help meet the needs of our customers.

We believe that the re-line of the blast furnace hearth will position us well to provide stable blast furnace operations in the future by allowing us to avoid the unplanned disruptions that have occurred in 2014. In addition, we expect this investment to reduce our future production costs by returning the Ashland Works blast furnace to normal operating levels and allow us to better serve our customers in the future.

We anticipate the start-up of Magnetation’s pellet plant will occur in September 2014. The pricing for the Magnetation pellets provided to us will be at a discount to the then-current market price. In addition, we also will benefit from logistics and working capital advantages associated with purchasing Magnetation pellets. We expect to consume the Magnetation pellet plant’s production at our Ashland Works and Middletown Works blast furnaces. When fully ramped up, Magnetation’s pellet plant is expected to produce approximately 50% of the annual pellets consumed at our Ashland Works and Middletown Works blast furnaces and continues to represent an important long-term strategic hedge against volatile iron ore prices.

Additional information

AK Holding and AK Steel are incorporated under the laws of the State of Delaware. Our principal executive offices are located at 9227 Centre Pointe Drive, West Chester, Ohio 45069, and our telephone number at that address is (513) 425-5000. Our internet address is www.aksteel.com. Other than any documents expressly incorporated by reference, the information on our website and any other website that is referred to in this prospectus supplement is not part of this prospectus supplement.

Concurrent Offering

Concurrently with this offering of notes, AK Holding is offering 35,000,000 shares of its common stock, a portion of the net proceeds of which will be used, along with the net proceeds of this offering, to finance the Dearborn Acquisition with the remainder, if any, of any proceeds from AK Holding’s offering of common stock, to be used to repay outstanding borrowings under our Credit Facility and for general corporate purposes. Closing of the common stock offering is not conditioned on the closing of this offering. However, closing of this offering is conditioned on the closing of the common stock offering and the concurrent closing of the Dearborn Acquisition.

Information regarding AK Holding’s offering of common stock in this prospectus supplement is neither an offer to sell nor a solicitation of an offer to buy the common stock or any other securities and shall not constitute an offer to sell or a solicitation of an offer to buy, or a sale of, the common stock.

THE OFFERING

The summary below describes the principal terms of the notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of Notes” section of this prospectus supplement contains a more detailed description of the terms and conditions of the notes.

Issuer	AK Steel Corporation, a Delaware corporation.

Securities	$ principal amount of % Senior Notes due 2021.

Maturity	, 2021.

Interest	% per year. Interest will accrue from , 2014 and will be payable semiannually in arrears on and of each year, beginning on , 2015.

Guarantee	The notes will be fully and unconditionally guaranteed on a senior unsecured basis by AK Holding, the direct parent of AK Steel, and AK Tube LLC (“AK Tube”) and AK Steel Properties, Inc. (“AK Steel Properties”), two wholly-owned subsidiaries of AK Steel (collectively, the “Guarantors”).

Optional Redemption	AK Steel may redeem all or any portion of the notes prior to , 2017 at a redemption price equal to 100% of the principal amount of the notes plus a “make-whole” premium, plus accrued and unpaid interest to the redemption date. AK Steel may redeem all or any portion of the notes beginning on , 2017 at the redemption prices set forth in “Description of Notes—Optional Redemption”, plus accrued and unpaid interest to the redemption date.

In addition, before , 2017, AK Steel may redeem up to 35% of the aggregate principal amount of notes originally issued (calculated after giving effect to any additional notes) with the proceeds of certain public offerings of our common stock at % of their principal amount plus accrued and unpaid interest. AK Steel may make such redemption only if, after any such redemption, at least 65% of the aggregate principal amount of notes originally issued remains outstanding.

Change of Control	If a change of control repurchase event occurs, subject to certain conditions, AK Steel must give holders of the notes an opportunity to sell to AK Steel the notes at a purchase price of 101% of the principal amount of the notes, plus accrued and unpaid interest to the date of the purchase. See “Description of Notes—Change of Control”. AK Steel may not have sufficient funds available at the time of any change of control to make any required debt repayment (including purchases of the notes). See “Risk Factors—Risks Relating to the Notes and this Offering—Risks associated with change of control provisions in the indenture governing the notes and in our Credit Facility.”

Ranking	The notes will be AK Steel’s senior unsecured obligations and will rank:

•	senior in right of payment to any of AK Steel’s indebtedness that is expressly subordinated in right of payment to the notes;

•	equal in right of payment to any of AK Steel’s indebtedness that is not so subordinated;

•	effectively junior in right of payment to any of AK Steel’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and

•	structurally junior to all indebtedness and other liabilities (including trade payables) of our subsidiaries that do not guarantee the notes.

Each of the guarantees will be the respective Guarantor’s senior unsecured obligations and will rank:

•	senior in right of payment to any of such Guarantor’s indebtedness that is expressly subordinated in right of payment to the notes;

•	equal in right of payment to any of such Guarantor’s indebtedness that is not so subordinated;

•	effectively junior in right of payment to any of such Guarantor’s secured indebtedness to the extent of the value of the assets securing such indebtedness; and

•	structurally junior to all indebtedness and other liabilities (including trade payables) of such Guarantor’s subsidiaries that do not guarantee the notes.

As of June 30, 2014, on an as-adjusted basis to give effect to the Dearborn Acquisition and this offering, the concurrent offering of shares of AK Holding’s common stock and the application of the proceeds and the amendment of the Credit Facility, we would have had outstanding $2,379.3 million of indebtedness (excluding unamortized discount), of which an aggregate of $879.6 million was secured indebtedness of AK Steel’s, and our non-guarantor subsidiaries and consolidated variable interest entities would have had $74.7 million of indebtedness and other liabilities (including trade payables, but excluding intercompany obligations and liabilities of a type not required to be reflected on a balance sheet of such subsidiaries in accordance with GAAP) to which the notes would have been structurally subordinated.

Covenants	AK Steel will issue the notes under the Indenture, which will, among other things, limit AK Steel’s ability and the ability of its subsidiaries to:

•	create liens on its and their assets;

•	incur subsidiary debt;

•	engage in sale/leaseback transactions; and

•	engage in a consolidation, merger or sale of assets.

The Indenture will also restrict the activities of AK Holding. These covenants are subject to important exceptions and qualifications, which are described under the caption “Description of Notes—Certain Covenants.”

Use of Proceeds	We estimate that the proceeds from this offering will be approximately $420.0 million, after deducting fees and estimated expenses. We intend to use the net proceeds from this offering, together with a portion of the net proceeds from the concurrent offering of AK Holding’s shares of common stock, to finance the Dearborn Acquisition. See “Use of Proceeds.”

Material U.S. Federal Income Tax Considerations for Non-U.S. Holders	For the U.S. federal income tax consequences of the holding and disposition of the notes, see “Material U.S. Federal Income Tax Considerations for Non-U.S. Holders.”

Risk Factors

Investing in the notes involves risks. You should carefully consider the risk factors set forth under “Risk Factors” beginning on page S-19 in this prospectus supplement and under similar headings in AK Holding’s subsequently filed Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, as well as the other risks and uncertainties described in the other documents incorporated by reference in this prospectus supplement and the accompanying prospectus, prior to making an investment in the notes.

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

Historical

AK Steel

The following summary historical consolidated financial data as of and for the six months ended June 30, 2014 and 2013 has been derived from our unaudited condensed consolidated financial statements, and the summary historical consolidated financial data as of December 31, 2013 and 2012 and for each of the years in the three-year period ended December 31, 2013 has been derived from our audited consolidated financial statements, which are incorporated by reference in this prospectus supplement.

This information is only a summary. You should read the data set forth in the table below in conjunction with our unaudited condensed consolidated financial statements and the accompanying notes as of and for the six months ended June 30, 2014 and 2013 and our audited consolidated financial statements and the accompanying notes as of December 31, 2013 and 2012 and for each of the years in the three-year period ended December 31, 2013, which are incorporated by reference herein, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” from our Annual Report on Form 10-K for the year ended December 31, 2013 and Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2014, each of which is incorporated by reference in this prospectus supplement.

	Year Ended December 31,			Six Months Ended June 30,		Twelve Months Ended June 30,
	2011	2012	2013	2013	2014	2014
				(unaudited)
	(dollars in millions, except per share and per ton data)
Net sales	$6,468.0	$5,933.7	$5,570.4	$2,774.3	$2,914.3	$5,710.4
Costs of products sold (exclusive of items below)	6,036.8	5,539.1	5,107.8	2,561.5	2,752.5	5,298.8
Selling and administrative expenses (exclusive of items below)	215.4	208.7	205.3	101.8	114.1	217.6
Depreciation	185.0	192.0	190.1	96.5	97.2	190.8
Pension and other postretirement benefits expense (income) (exclusive of corridor charge shown below)	(36.0)	(35.3)	(68.6)	(32.4)	(50.7)	(86.9)
Pension corridor charge	268.1	157.3	—	—	—	—

Total operating costs	6,669.3	6,061.8	5,434.6	2,727.4	2,913.1	5,620.3

Operating profit (loss)	(201.3)	(128.1)	135.8	46.9	1.2	90.1
Interest expense	47.5	86.7	127.4	63.0	65.4	129.8
Other income (expense)	(5.3)	6.2	(1.4)	4.3	(4.9)	(10.6)

Income (loss) before income taxes	(254.1)	(208.6)	7.0	(11.8)	(69.1)	(50.3)
Income tax expense (benefit)	(94.0)	790.0	(10.4)	6.9	3.6	(13.7)

Net income (loss)	(160.1)	(998.6)	17.4	(18.7)	(72.7)	(36.6)
Less: Net income (loss) attributable to noncontrolling interests	(4.5)	28.7	64.2	31.6	30.5	63.1

Net income (loss) attributable to AK Holding	$(155.6)	$(1,027.3)	$(46.8)	$(50.3)	$(103.2)	$(99.7)

Basic and diluted earnings per share:
Net income (loss) per share attributable to AK Holding common stockholders	$(1.41)	$(9.06)	$(0.34)	$(0.37)	$(0.76)	$(0.73)

	Year Ended December 31,			Six Months Ended June 30,		Twelve Months Ended June 30,
	2011	2012	2013	2013	2014	2014
				(unaudited)
Other financial and cash flow data:
Capital investments(1)	$(101.1)	$(45.5)	$(60.0)	$(31.0)	$(27.3)	$(56.3)
Net cash flows from operating activities	(180.5)	(270.8)	(110.2)	(104.5)	(331.1)	(336.8)
Net cash flows from investing activities	(420.2)	(118.6)	(98.5)	(77.6)	(65.7)	(86.6)
Net cash flows from financing activities	425.9	574.4	27.0	13.5	406.3	419.8
Balance sheet data (as of period end):
Cash and cash equivalents	$42.0	$227.0	$45.3	$58.4	$54.8	$54.8
Working capital	137.3	630.3	441.8	473.3	623.5	623.5
Total assets	4,449.9	3,903.1	3,605.7	3,772.7	3,806.6	3,806.6
Current portion of long-term debt (including borrowings under the Credit Facility classified as short-term)	250.7	0.7	0.8	0.7	0.4	0.4
Long-term debt (excluding current portion)	650.0	1,411.2	1,506.2	1,414.7	1,948.2	1,948.2
Current portion of pension and postretirement benefit obligations	130.0	108.6	85.9	105.2	69.5	69.5
Pension and other postretirement benefit obligations (excluding current portion)	1,744.8	1,661.7	965.4	1,548.1	816.3	816.3
Total equity (deficit)	377.2	(91.0)	192.7	(181.0)	44.3	44.3
Other data (unaudited):
Cash dividend declared per common share	$0.20	$0.10	$—	$—	$—	$—
Amortization(2)	$14.1	$14.2	$9.9	$6.1	$5.8	$9.6
Adjusted EBITDA(3)	$265.7	$181.2	$255.0	$114.3	$61.7	$202.4
Steel shipments (net thousand tons)	5,698.8	5,431.3	5,275.9	2,613.5	2,659.6	5,322.0
Average selling price per ton	$1,131	$1,092	$1,056	$1,061	$1,096	$1,073
Adjusted EBITDA per ton	$47	$33	$48	$44	$23	$38

(1)	Excludes operations of Middletown Coke Company, LLC (“SunCoke Middletown”), an affiliate of SunCoke Energy, Inc., which are consolidated in our results although we do not own an equity interest in SunCoke Middletown.
(2)	Amortization excludes amounts that are included in interest expense.
(3)	Adjusted EBITDA is defined as net income (loss) attributable to AK Holding, plus income tax expense (benefit), net interest expense, depreciation, amortization and a pension corridor charge. Adjusted EBITDA is presented because we believe it enhances investors’ understanding of our financial and operating results and is a useful indicator of our performance and our ability to meet debt service and capital expenditure requirements. It is not, however, intended as an alternative measure of operating results or cash flow from operations as determined in accordance with generally accepted accounting principles (“GAAP”). Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies.

In certain of our disclosures in this prospectus supplement, we have adjusted EBITDA to exclude a pension corridor accounting charge. We have made this adjustment because we believe that it enhances the understanding of our financial results. We believe that reporting adjusted EBITDA with this item excluded more clearly reflects our current operating results and provides investors with a better understanding of our overall financial performance. In addition, the adjusted results, although not financial measures under GAAP, facilitate the ability to compare our financial results to those of our competitors and to our prior financial performance by excluding items that otherwise would distort the comparison. For example, we believe that the corridor method of accounting for pension and other postretirement obligations is rarely used by other publicly traded companies. In addition, although the corridor charge reduces reported operating and net income, it is a non-cash charge.

We believe that the above non-GAAP measures, when analyzed in conjunction with our GAAP results and the accompanying reconciliations, provide additional insight into the financial trends of our business versus the GAAP results alone. You should not rely on non-GAAP measures as a substitute for any GAAP financial measure and we encourage you to review the reconciliations of non-GAAP measures to the comparable GAAP financial measures.

The following table presents a reconciliation of Adjusted EBITDA to Net income (loss) attributable to AK Holding:

	Year Ended December 31,			Six Months Ended June 30,		Twelve Months Ended June 30,
	2011	2012	2013	2013	2014	2014
				(unaudited)
	(dollars in millions, except per ton data)
Net income (loss) attributable to AK Holding	$(155.6)	$(1,027.3)	$(46.8)	$(50.3)	$(103.2)	$(99.7)
Net income (loss) attributable to noncontrolling interests	(4.5)	28.7	64.2	31.6	30.5	63.1
Income tax expense (benefit)	(94.0)	790.0	(10.4)	6.9	3.6	(13.7)
Interest expense	47.5	86.7	127.4	63.0	65.4	129.8
Interest income	(0.5)	(0.4)	(1.1)	(0.9)	—	(0.2)
Depreciation	185.0	192.0	190.1	96.5	97.2	190.8
Amortization	14.1	14.2	9.9	6.1	5.8	9.6

EBITDA	(8.0)	83.9	333.3	152.9	99.3	279.7
Pension corridor charge	268.1	157.3	—	—	—	—
Less: EBITDA of noncontrolling interests(a)	(5.6)	60.0	78.3	38.6	37.6	77.3

Adjusted EBITDA	$265.7	$181.2	$255.0	$114.3	$61.7	$202.4

Adjusted EBITDA per ton	$47	$33	$48	$44	$23	$38

(a)	The reconciliation of EBITDA of noncontrolling interests to net income (loss) attributable to noncontrolling interests is as follows:

	Year Ended December 31,			Six Months Ended June 30,		Twelve Months Ended June 30,
	2011	2012	2013	2013	2014	2014
	(dollars in millions)
Net income (loss) attributable to noncontrolling interests	$(4.5)	$28.7	$64.2	$31.6	$30.5	$63.1
Income tax expense (benefit)	(2.7)	17.6	—	—	—	—
Depreciation	1.6	13.7	14.1	7.0	7.1	14.2

EBITDA of noncontrolling interests	$(5.6)	$60.0	$78.3	$38.6	$37.6	$77.3

Dearborn

The following summary historical consolidated financial data of Dearborn as of and for the six months ended June 30, 2014 and 2013 has been derived from Dearborn’s unaudited consolidated financial statements, and the summary historical consolidated financial data as of December 31, 2013 and 2012 and for each of the years in the three-year period ended December 31, 2013 has been derived from Dearborn’s audited consolidated financial statements, which are incorporated by reference in this prospectus supplement.

This information is only a summary. You should read the data set forth in the table below in conjunction with Dearborn’s unaudited consolidated financial statements and the accompanying notes as of and for the six months ended June 30, 2014 and 2013 and Dearborn’s audited consolidated financial statements and the accompanying notes as of December 31, 2013 and 2012 and for each of the years in the three-year period ended December 31, 2013 which is incorporated by reference in this prospectus supplement, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Severstal Dearborn, LLC”, which is included elsewhere in this prospectus supplement.

	Year Ended December 31,			Six Months Ended June 30,		Twelve Months Ended June 30,
	2011	2012	2013	2013	2014	2014
				(unaudited)
	(dollars in millions)
Sales:
Unaffiliated customers	$2,003.3	$2,136.7	$2,003.9	$1,012.3	$1,001.0	$1,992.6
Affiliates	54.9	6.7	26.3	6.0	5.2	25.5

Total sales	2,058.2	2,143.4	2,030.2	1,018.3	1,006.2	2,018.1

Costs and expenses:
Costs (excluding items listed below)	1,945.4	1,964.6	1,880.7	940.1	957.0	1,897.6
Depreciation and amortization	60.4	89.9	101.7	48.9	53.7	106.5
Selling and administrative expenses	53.6	60.6	56.3	27.1	19.2	48.4
Impairment of long-lived assets	—	—	43.0	—	915.7	958.7

Total costs and expenses	2,059.4	2,115.1	2,081.7	1,016.1	1,945.6	3,011.2

Operating income (loss)	(1.2)	28.3	(51.5)	2.2	(939.4)	(993.1)
Interest income	10.4	12.5	9.3	4.6	5.2	9.9
Interest expense	(15.9)	(31.0)	(38.4)	(19.7)	(11.3)	(30.0)
Gain (loss) on disposal of assets	—	(2.2)	(0.7)	(0.6)	(0.7)	(0.8)
Other—net	1.0	0.8	0.7	0.3	0.3	0.7
Equity income (loss) from unconsolidated affiliates	7.3	(11.6)	(10.2)	(7.5)	(45.3)	(48.0)

Income (loss) before income taxes	1.6	(3.2)	(90.8)	(20.7)	(991.2)	(1,061.3)
Income tax benefit	0.6	0.3	0.1	—	—	0.1

Net income (loss)	$2.2	$(2.9)	$(90.7)	$(20.7)	$(991.2)	$(1,061.2)

	Year Ended December 31,			Six Months Ended June 30,		Twelve Months Ended June 30,
	2011	2012	2013	2013	2014	2014
				(unaudited)
	(dollars in millions)
Other financial and cash flow data:
Capital expenditures	$(319.7)	$(125.5)	$(48.7)	$(25.4)	$(18.2)	$(41.5)
Net cash provided by (used in) operating activities	(24.8)	104.4	172.5	146.3	111.3	137.5
Net cash used in investing activities	(320.0)	(125.0)	(48.1)	(25.3)	(17.6)	(40.4)
Net cash provided by (used in) financing activities	344.8	20.6	(124.3)	(121.0)	(93.7)	(97.0)
Other data:
Adjusted EBITDA(1)	$67.5	$105.2	$83.0	$43.3	$29.0	$68.7

(1)	Adjusted EBITDA is defined as net income (loss), plus income tax expense (benefit), net interest expense, depreciation, amortization and asset impairment charge. Adjusted EBITDA is presented because we believe it enhances investors’ understanding of Dearborn’s financial and operating results and is a useful indicator of its performance. It is not, however, intended as an alternative measure of operating results or cash flow from operations as determined in accordance with generally accepted accounting principles (“GAAP”). Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies.

In certain of our disclosures in this prospectus supplement, we have adjusted EBITDA to exclude an asset impairment charge. We have made this adjustment because we believe that it enhances the understanding of our financial results. We believe that reporting adjusted EBITDA with this item excluded more clearly reflects Dearborn’s current operating results and provides investors with a better understanding of its overall financial performance. In addition, the adjusted results, although not financial measures under GAAP, facilitate the ability to compare its financial results to those of our competitors and to its prior financial performance by excluding items that otherwise would distort the comparison. In addition, although the asset impairment charge reduces reported operating and net income, it is a non-cash charge.

We believe that the above non-GAAP measures, when analyzed in conjunction with Dearborn’s GAAP results and the accompanying reconciliations, provide additional insight into the financial trends of its business versus the GAAP results alone. You should not rely on non-GAAP measures as a substitute for any GAAP financial measure and we encourage you to review the reconciliations of non-GAAP measures to the comparable GAAP financial measures.

The following table presents a reconciliation of Adjusted EBITDA to net income (loss):

	Year Ended December 31,			Six Months Ended June 30,		Twelve Months Ended June 30,
	2011	2012	2013	2013	2014	2014
				(unaudited)
	(dollars in millions)
Net income (loss)	$2.2	$(2.9)	$(90.7)	$(20.7)	$(991.2)	$(1,061.2)
Income tax benefit	(0.6)	(0.3)	(0.1)	—	—	(0.1)
Interest expense	15.9	31.0	38.4	19.7	11.3	30.0
Interest income	(10.4)	(12.5)	(9.3)	(4.6)	(5.2)	(9.9)
Depreciation and amortization	60.4	89.9	101.7	48.9	53.7	106.5

EBITDA	67.5	105.2	40.0	43.3	(931.4)	(934.7)
Impairment of long-lived assets(a)	—	—	43.0	—	960.4	1,003.4

Adjusted EBITDA	$67.5	$105.2	$83.0	$43.3	$29.0	$68.7

(a)	Includes share of charge for impairment of long-lived assets of $44.7 for the six months and twelve months ended June 30, 2014 at Mountain State Carbon.

Unaudited Pro Forma Condensed Consolidated Financial Information

The following unaudited pro forma condensed consolidated financial information presented below gives effect to the Dearborn Acquisition, this offering, the concurrent offering of shares of AK Holding’s common stock and the application of the proceeds from both offerings (collectively referred to herein as the “Transactions”). The unaudited pro forma condensed consolidated statements of operations data gives effect to the Transactions as if they had occurred at the beginning of each period and the unaudited pro forma condensed consolidated balance sheet data set forth below gives effect to the Transactions as if they occurred on June 30, 2014. The unaudited pro forma condensed consolidated financial statements include adjustments that give effect to events that are directly attributable to the Transactions and are expected to have a continuing effect and are factually supportable. See “Unaudited Pro Forma Condensed Consolidated Financial Statements” for the full unaudited pro forma condensed consolidated financial statements and further detail.

	Year Ended December 31, 2013	Six Months Ended June 30, 2014	Twelve Months Ended June 30, 2014
	(dollars in millions, except per share and per ton data)
Net sales	$7,601.6	$3,926.6	$7,732.9
Net income (loss) attributable to AK Steel Holdings	(45.0)	(1,097.3)	(1,115.8)
Net income (loss) attributable to AK Steel Holdings per share of common stock	(0.26)	(6.41)	(6.53)
Adjusted EBITDA(1)	365.9	105.5	300.2

At June 30, 2014
(dollars in millions)
Balance sheet data:
Cash and cash equivalents	$54.8
Working capital	844.2
Total assets	4,891.8
Total debt	2,348.2

(1)	Adjusted EBITDA is defined as net income (loss) attributable to AK Holding, plus income tax expense (benefit), net interest expense, depreciation, amortization and asset impairment charges. Adjusted EBITDA is presented because we believe it enhances investors’ understanding of our financial and operating results and is a useful indicator of our performance and our ability to meet debt service and capital expenditure requirements. It is not, however, intended as an alternative measure of operating results or cash flow from operations as determined in accordance with GAAP. Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies.

In certain of our disclosures in this prospectus supplement, we have adjusted EBITDA to exclude asset impairment charges. We have made this adjustment because we believe that it enhances the understanding of our financial results. We believe that reporting adjusted EBITDA with this item excluded more clearly reflects our current operating results and provides investors with a better understanding of our overall financial performance. In addition, the adjusted results, although not financial measures under GAAP, facilitate the ability to compare our financial results to those of our competitors and to our prior financial performance by excluding items that otherwise would distort the comparison. In addition, although the asset impairment charge reduces reported operating and net income, it is a non-cash charge.

We believe that the above non-GAAP measures, when analyzed in conjunction with our GAAP results and the accompanying reconciliations, provide additional insight into the financial trends of our business versus the GAAP results alone. You should not rely on non-GAAP measures as a substitute for any GAAP financial measure and we encourage you to review the reconciliations of non-GAAP measures to the comparable GAAP financial measures.

The following table presents a reconciliation of Adjusted EBITDA to Net income (loss) attributable to AK Holding:

	Year Ended December 31, 2013	Six Months Ended June 30, 2014	Twelve Months Ended June 30, 2014
	(dollars in millions)
Net income (loss) attributable to AK Holding	$(45.0)	$(1,097.3)	$(1,115.8)
Net income (loss) attributable to noncontrolling interests	64.2	30.5	63.1
Income tax expense (benefit)	(10.5)	3.6	(13.8)
Interest expense	160.9	82.1	163.3
Interest income	(3.3)	(1.4)	(2.7)
Depreciation and amortization	234.9	120.5	235.3

EBITDA	401.2	(862.0)	(670.6)
Asset impairment charge	43.0	1,005.1	1,048.1
Less: EBITDA of noncontrolling interests(a)	78.3	37.6	77.3

Adjusted EBITDA	$365.9	$105.5	$300.2

(a)	The reconciliation of EBITDA of noncontrolling interests to net income (loss) attributable to noncontrolling interests is as follows:

	Year Ended December 31, 2013	Six Months Ended June 30, 2014	Twelve Months Ended June 30, 2014
Net income (loss) attributable to noncontrolling interests	$64.2	$30.5	$63.1
Depreciation	14.1	7.1	14.2

EBITDA of noncontrolling interests	$78.3	$37.6	$77.3

RISK FACTORS

An investment in the notes involves significant risks. Prior to making a decision about investing in the notes, and in consultation with your own financial and legal advisors, you should carefully consider, among other matters, the following risk factors, as well as those under similar headings in AK Holding’s subsequently filed Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, as well as other risks and uncertainties described in the other documents incorporated by reference in this prospectus supplement and the accompanying prospectus.

Risks Related to Our Business

•	Risk of reduced selling prices, shipments and profits associated with a highly competitive industry with excess capacity. An increase in global capacity and new or expanded production capacity in the United States in recent years has resulted in capacity in excess of demand globally, as well as in the Company’s primary markets in North America. The competitive landscape reflects improving, but uncertain, domestic and global economies; an uneven recovery within certain sectors of the domestic and global economies; continued high costs for many raw materials and continued intense competition from both foreign and domestic steel competitors. These conditions directly impact the pricing for AK Steel’s products. At this time it is impossible to determine whether the domestic and/or global economies or industry sectors of those economies that are key to AK Steel’s sales will continue to improve and generate demand that will utilize more of the existing excess capacity in the steel industry. Furthermore, it is unknown how competitors will react to these and other factors and how their actions could affect market dynamics and AK Steel’s sales of and prices for its products. Thus, there is a risk of continued adverse effects on demand for AK Steel’s products, the prices for those products, and AK Steel’s sales and shipments of those products, which could negatively affect AK Steel’s business, financial results and cash flows.

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Risk of changes in the cost of raw materials and energy. The price that AK Steel pays for energy and key raw materials, such as electricity, natural gas, industrial gases, iron ore, coal and scrap, can fluctuate significantly based on market factors. The prices at which AK Steel sells steel will not necessarily change in tandem with changes in its raw material and energy costs. A portion of AK Steel’s shipments are in the spot market, and pricing for these products fluctuates based on prevailing market conditions. The remainder of AK Steel’s shipments are pursuant to contracts typically having durations of one year or less. A portion of those contracts contain fixed prices that do not allow AK Steel to pass through changes in the event of increases or decreases in raw material and energy costs. However, a significant majority of AK Steel’s shipments to contract customers are pursuant to contracts with variable-pricing mechanisms that allow AK Steel to adjust the price or to impose a surcharge based upon changes in certain raw material and energy costs. Those adjustments, however, do not always reflect all of AK Steel’s underlying raw material and energy cost changes. The scope of the adjustment may be limited by the terms of the negotiated language or by the timing of when the adjustment is effective relative to a cost increase. For shipments made to the spot market, market conditions or timing of sales may not allow AK Steel to recover the full amount of an increase in raw material or energy costs. As a result of the factors set forth above with respect to spot market sales and contract sales, AK Steel is not always able to recover through the price of its steel the full amount of cost increases associated with its purchase of energy or key raw materials. In such circumstances a significant increase in raw material or energy costs likely would adversely impact AK Steel’s financial results and cash flows. Conversely, in certain circumstances, AK Steel’s financial results and cash flows also can be adversely affected when raw material prices decline. This can occur when the Company locks in the price of a raw material over a period of time and the spot market price for the material declines during that period. Because there often is a correlation between the price of finished steel and the raw materials of which it is comprised, a decline in raw material prices may coincide with lower steel prices, compressing the Company’s margins. The impact of a change in raw materials prices also may be delayed by the need to consume existing inventories. New inventory may not be purchased until some portion of the existing inventory purchased earlier is consumed. The impact of this risk is particularly significant with respect to iron ore and scrap because of the volume used by operations and the associated costs. The exposure of the Company to the risk of price increases with respect to iron ore and coal has been reduced by virtue of its recent investments in an iron ore joint venture and in the acquisition of coal reserves. These investments are expected over time to enable the Company to acquire approximately one half of its annual iron ore and coal needs at prices that are less exposed to market fluctuations and are below current market prices, but there is a risk that the volume of iron ore and coal acquired by the Company through these investments will be less than that in the event of delays in development or otherwise, or that the cost of raw materials from these operations will be higher than expected or above market prices. To the extent that the Company must acquire its iron ore and coal at market prices, these prices are sensitive to global demand and thus have been volatile in recent years. Future cost increases could be significant again with respect to iron ore and coal, as well as certain other raw materials, such as scrap. The impact of significant fluctuations in the price AK Steel pays for its raw materials can be exacerbated by AK Steel’s “last in, first out” (“LIFO”) method for valuing inventories when there are changes in the cost of raw materials or energy or in AK Steel’s raw material inventory levels as well as AK Steel’s finished and semi-finished inventory levels. The impact of LIFO accounting may be particularly significant with respect to period-to-period comparisons.

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Risk related to the Company’s significant amount of debt and other obligations. After giving effect to the Dearborn Acquisition and this offering, the concurrent offering of shares of AK Holding’s common stock, the application of the proceeds and the amendment of the Credit Facility, as of June 30, 2014, AK Steel would have had outstanding indebtedness of $2,379.3 million (excluding unamortized discount) and additional obligations, as well as pension and other postretirement benefit obligations totaling $1,005.8 million. The Company has contributed $196.5 million to its pension plans in 2014. Of this total, $112.4 million was made in the first half of 2014 and the remaining $84.1 million was made in July, leaving no further expected contributions for the year. On August 8, 2014, the Highway and Transportation Funding Act was signed into law by the President. The Highway and Transportation Funding Act includes a provision for interest rate stabilization for defined benefit employee pension plans. As a result of the stabilization provision, and based on current actuarial assumptions, the Company expects its pension contributions to decrease by approximately $65.0 million in 2015, thus reducing its required pension contributions for 2015 from a previously estimated $100.0 million to a current estimate of approximately $35.0 million. These estimates are subject to changes in assumptions, primarily related to future investment performance of the pension funds, actuarial data relating to plan participants and the interest rate used to discount benefits to their present value. The Company also from time to time has additional contractual commitments, including the commitment to contribute $100.0 million to Magnetation in 2014 prior to the commencement of its pellet plant’s operations. The Company made total capital contributions of $90.0 million to Magnetation during the seven months ended July 31, 2014 and expects to contribute the remaining $10.0 million upon commencement of the pellet plant operations. The Company anticipates 2014 total capital and strategic investments, excluding investments at Dearborn, of approximately $165.0 million, including the $100.0 million contribution for Magnetation. AK Steel has the ability to borrow additional amounts under its credit facility. At June 30, 2014, without giving effect to the Dearborn Acquisition, the offering and the use of proceeds, the Company’s eligible collateral, after application of applicable advance rates, was $1,100.0 million. As of June 30, 2014, without giving effect to the Dearborn Acquisition, the offering and the use of proceeds, there were outstanding credit facility borrowings of $530.0 million. Availability as of June 30, 2014 was further reduced by $67.5 million of outstanding letters of credit, resulting in remaining availability of $502.5 million (subject to customary borrowing conditions, including a borrowing base). The amount of AK Steel’s indebtedness and other financial obligations could have important consequences. For example, it could increase AK Steel’s vulnerability to general adverse economic and industry conditions; require a substantial portion of the Company’s cash flows to be dedicated to debt service payments, reducing the amount of cash flows available for other purposes, such as working capital, capital expenditures, acquisitions, joint ventures or general corporate purposes; limit AK Steel’s ability to obtain additional financing in the future to be used for such other purposes; reduce AK Steel’s planning flexibility for, or ability to react to, changes in the

Company’s business and the industry; and place AK Steel at a competitive disadvantage with competitors who may have less indebtedness and other obligations or greater access to financing.

•	Risk of severe financial hardship or bankruptcy of one or more of the Company’s major customers. Sales and operations of a majority of the Company’s customers are sensitive to general economic conditions, especially as they affect the North American automotive and housing industries. In the event of a significant weakening of current economic conditions, whether as a result of secular or cyclical issues, it could lead to financial difficulties or even bankruptcy filings by customers of AK Steel. The concentration of customers in a specific industry, such as the automotive industry, may increase the risk to AK Steel because of the likelihood that circumstances may affect multiple customers at the same time. AK Steel could be adversely impacted by such financial hardships or bankruptcies. The nature of that impact would likely include lost sales or losses associated with the potential inability to collect all outstanding accounts receivables. Such an event could negatively impact AK Steel’s financial results and cash flows.

•	Risk of reduced demand in key product markets due to competition from alternatives to steel or other factors. The automotive and housing markets are important elements of AK Steel’s business. Automotive manufacturers are under pressure to achieve increasing government-mandated fuel economy standards by 2025, and they are currently investigating alternatives to carbon steels, including aluminum. If demand from one or more of AK Steel’s major automotive customers were to significantly decline as a result of increased use of competing materials in substitution for steel, reduced consumer demand, or other causes (including in order to diversify suppliers, due to their concentration with us and Dearborn), it likely would negatively affect AK Steel’s sales, financial results and cash flows. Similarly, if demand for AK Steel’s products sold to the housing market were to be reduced significantly, it could negatively affect AK Steel’s sales, financial results and cash flows.

•	Risk of increased global steel production and imports. Actions by AK Steel’s domestic or foreign competitors to increase production in and/or exports to the United States could result in an increased supply of steel in the United States, which could result in lower prices and shipments of AK Steel’s products. In fact, significant increases in production capacity in the United States by competitors of AK Steel already have occurred in recent years as new carbon and stainless steelmaking and finishing facilities have begun production. In addition, foreign competitors, especially those in China, have substantially increased their production capacity in the last few years, and in some instances have seemingly targeted the U.S. market for imports of certain higher value products, including electrical steels. These and other factors have contributed to a high level of imports of foreign steel into the United States in recent years and create a risk of even greater levels of imports, depending upon foreign market and economic conditions, the value of the U.S. dollar relative to other currencies, and other variables beyond AK Steel’s control. In the fourth quarter of 2014, the ITC issued its final determination with respect to imports of GOES from three of the seven countries against which the Company had filed petitions: Germany, Japan, and Poland. The ITC determined that the United States steel industry is neither materially injured nor threatened with material injury by reason of those imports, nullifying nullifies the United States Department of Commerce’s prior assessment of dumping duties on GOES imports from those three countries. The ITC has not yet issued its final ruling on imports from the other four countries (China, Czech Republic, Korea, and Russia) which were the subject of its prior preliminary ruling, but that decision is expected in November 2014. The ITC’s final determination as to Germany, Japan and Poland, as well as any negative ITC decision with respect to the remaining four countries, may cause imports of foreign electrical steel into the United States to increase in the future, negatively affecting the Company’s sales, financial results and cash flows. In addition, a significant further increase in domestic capacity or foreign imports of steel products generally could adversely affect AK Steel’s sales, financial results and cash flows.

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Risks of excess inventory of raw materials. AK Steel has certain raw material supply contracts, particularly with respect to iron ore and coke, which have terms providing for minimum annual purchases, subject to exceptions for force majeure and other circumstances. If AK Steel’s need for a particular raw material is reduced for an extended period significantly below what was projected at the contract’s inception, or what was projected at the time an annual nomination was made under that contract, AK Steel could be required to purchase quantities of raw materials, particularly iron ore and coke, which exceed its anticipated annual needs. If that circumstance was to occur, and if AK Steel was not successful in reaching agreement with a particular raw material supplier to reduce the quantity of raw materials it purchases from that supplier, then AK Steel would likely be required to purchase more of a particular raw material in a given year than it needs, negatively affecting its financial results and cash flows. The impact on financial results could be exacerbated by AK Steel’s LIFO method for valuing inventories, which could be affected by changes in AK Steel’s raw material inventory levels, as well as AK Steel’s finished and semi-finished inventory levels. The impact of LIFO accounting may be particularly significant with respect to period-to-period comparisons.

•	Risk of supply chain disruptions or poor quality of raw materials. The Company’s sales, financial results and cash flows could be adversely affected by transportation, raw material or energy supply disruptions, or poor quality of raw materials, particularly scrap, coal, coke, iron ore, alloys and purchased carbon steel slabs. For example, extreme cold weather conditions in the United States and Canada impact shipping on the Great Lakes and could disrupt the delivery of iron ore to the Company and/or increase the Company’s costs related to iron ore. Such disruptions or quality issues, whether the result of severe financial hardships or bankruptcies of suppliers, natural or man-made disasters or other adverse weather events, or other unforeseen circumstances or events, could reduce production or increase costs at one or more of AK Steel’s plants and potentially adversely affect customers or markets to which AK Steel sells its products. Any such significant disruption or quality issue would adversely affect AK Steel’s sales, financial results and cash flows.

•	Risk of production disruption or reduced production levels. When business conditions permit, AK Steel operates its facilities at production levels at or near capacity. High levels of production are important to AK Steel’s financial results because they enable AK Steel to spread its fixed costs over a greater number of tons. Production disruptions could be caused by the idling of facilities due to reduced demand, such as resulting from economic downturns, or from excess capacity. Such unplanned production disruptions can adversely affect AK Steel’s sales, financial results and cash flows. Such production disruptions also could be caused by unanticipated plant outages or equipment failures, particularly under circumstances where AK Steel lacks adequate redundant facilities, such as with respect to its Middletown Works hot mill. For example, we recently experienced an unexpected outage of our Ashland Works blast furnace which has adversely affected our operations. In addition, the occurrence of natural or man-made disasters, adverse weather conditions, or similar events or circumstances could significantly disrupt AK Steel’s operations, negatively impact the operations of other companies or contractors AK Steel depends upon in its operations, or adversely affect customers or markets to which AK Steel sells its products. Any such significant disruption or reduced level of production would adversely affect AK Steel’s sales, financial results and cash flows.

•	Risks associated with the Company’s healthcare obligations. AK Steel provides healthcare coverage to its active employees and to a significant portion of its retirees, as well as to certain members of their families. AK Steel is self-insured with respect to substantially all of its healthcare coverage. While AK Steel has substantially mitigated its exposure to rising healthcare costs through cost sharing, healthcare cost caps and the establishment of VEBA trusts, the cost of providing such healthcare coverage may be greater on a relative basis for AK Steel than for other steel companies against which AK Steel competes because such competitors either provide a lesser level of benefits, require that their participants pay more for the benefits they receive, or do not provide coverage to as broad a group of participants (e.g., they do not provide retiree healthcare benefits). In addition, existing or new federal healthcare legislation could adversely affect AK Steel’s financial condition through increased costs in the future.

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Risks associated with the Company’s pension obligations. AK Steel’s pension trust is currently underfunded to meet its long-term obligations. The extent of underfunding is directly affected by changes in interest rates and asset returns in the securities markets. It also is affected by the rate and age of employee retirements, along with actual experience compared to actuarial projections. These items affect pension plan assets and the calculation of pension obligations and expenses. Such changes could increase the cost to AK Steel of those obligations, which could have a material adverse effect on AK Steel’s results and its ability to meet those obligations. In addition, changes in the law, rules, or governmental regulations with respect to pension funding could also materially and adversely affect the cash flow of AK Steel and its ability to meet its pension obligations. Also, under the method of accounting used by AK Steel with respect to its pension obligations, AK Steel recognizes into its results of operations, as a “corridor” adjustment, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets. These corridor adjustments are driven mainly by changes in assumptions and by events and circumstances beyond AK Steel’s control, primarily changes in interest rates, performance of the financial markets, and mortality and retirement projections. A corridor adjustment, if required after a re-measurement of AK Steel’s pension obligations, historically has been recorded in the fourth quarter of the fiscal year. In certain past years, corridor adjustments have had a significant negative impact on AK Steel’s financial statements in the year in which a charge was recorded, although the immediate recognition of the charge in that year has the beneficial effect of reducing its impact on future years. The recognition of a corridor charge does not have any immediate impact on the Company’s cash flows.

•	Risk of not reaching new labor agreements on a timely basis. Most of AK Steel’s hourly employees are represented by various labor unions and are covered by collective bargaining agreements with expiration dates between March 2015 and March 2018. Three of those contracts are scheduled to expire in the next twelve months: (i) an agreement with the United Steelworkers, Local 1915, which represents approximately 100 employees at AK Tube in Walbridge, Ohio, is scheduled to expire on January 22, 2015; (ii) an agreement with the United Steelworkers, Local 1865, which represents approximately 820 employees at the Ashland Works, is scheduled to expire on March 1, 2015; and (iii) an agreement with the United Automobile Workers, Local 4104, which represents approximately 150 employees at the Zanesville Works, is scheduled to expire on May 20, 2015. The Company intends to negotiate with these unions to reach new, competitive labor agreements in advance of the current expiration dates. The Company cannot predict at this time, however, when new, competitive labor agreements with these unions will be reached or what the impact of such agreements will be on the Company’s operating costs, operating income and cash flow. There is the potential of a work stoppage at these locations as their collective bargaining agreements expire if the Company and the unions cannot reach a timely agreement in contract negotiations. If there was to be a work stoppage, it could have a material impact on the Company’s operations, financial results and cash flows. To the extent that the Company has labor contracts with unions at other locations which expire after the above contracts, a similar risk applies.

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Risks associated with major litigation, arbitrations, environmental issues and other contingencies. We have described several significant legal and environmental proceedings in the notes to the consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2013 and our Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, each of which is incorporated by reference herein. In addition to those proceedings, both Dearborn and Mountain State Carbon are the subject of significant legal proceedings, including concerning environmental matters. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Severstal Dearborn, LLC—Legal Contingencies” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Severstal Dearborn, LLC—Environmental Contingencies.” Assuming the closing of the Dearborn Acquisition, AK Steel may assume such legal and environmental liabilities and could incur significant adverse impacts arising from such proceedings. With respect to environmental issues, changes in application or scope of regulations applicable to AK Steel could have significant adverse impacts, including requiring capital expenditures to ensure compliance with the regulations, increased difficulty in obtaining future permits or meeting future permit requirements, incurring costs for emission allowances, restriction of production, and higher prices for certain raw materials. One or more of these adverse developments could negatively impact the Company’s operations, financial results and cash flows. With respect to litigation, arbitrations and other legal proceedings, it is not possible to predict with certainty the outcome of such matters and the Company could in the future incur judgments, fines or penalties or enter into settlements of lawsuits, arbitrations and claims that could have an adverse effect on its business, results of operations and financial condition. In addition, while the Company maintains insurance coverage with respect to certain claims, it may not be able to obtain such insurance on acceptable terms in the future and, to the extent it obtains such insurance, it may not provide adequate coverage against all claims. The Company establishes reserves based on its assessment of contingencies, including contingencies related to claims asserted against it in connection with litigation, arbitrations and environmental issues. Adverse developments in litigation, arbitrations, environmental issues or other legal proceedings may affect the Company’s assessment and estimates of the loss contingency recorded as a reserve and require the Company to make payments in excess of its reserves, which could negatively affect its operations, financial results and cash flows.

•	Risk associated with regulatory compliance and changes. AK Steel’s business and the businesses of its customers and suppliers are subject to a wide variety of government oversight and regulation, including those relating to permitting requirements. The regulations promulgated or adopted by various government agencies, and the interpretations and application of such regulations, are dynamic and constantly evolving. To the extent new regulations arise, the application of existing regulations expands, or the interpretation of applicable regulations changes, AK Steel may incur additional costs for compliance, including capital expenditures. AK Steel may also be indirectly affected through regulatory changes impacting its customers or suppliers. Such changes could reduce the competitiveness or even the viability of AK Steel products to AK Steel customers or cause AK Steel suppliers to pass their increased costs of compliance through to AK Steel in the form of higher prices for their goods or services.

•	Risks associated with climate change and greenhouse gas emission limitations. The United States has not ratified the 1997 Kyoto Protocol Treaty (the “Kyoto Protocol”) and AK Steel does not produce steel in a country that has ratified that treaty. Negotiations for a treaty that would succeed the Kyoto Protocol are ongoing and it is not known yet what the terms of that successor treaty ultimately will be or if the United States will ratify it. It is possible, however, that limitations on greenhouse gas emissions may be imposed in the United States at some point in the future through federally-enacted legislation or regulation. The United States Environmental Protection Agency (“ EPA”) has issued and/or proposed regulations addressing greenhouse gas emissions, including regulations that will require reporting of greenhouse gas emissions from large sources and suppliers in the United States. Legislation previously has been introduced in the United States Congress aimed at limiting carbon emissions from companies that conduct business that is carbon-intensive. Among other potential material items, such bills could include a system of carbon emission credits issued to certain companies, similar to the European Union’s existing “cap and trade” system. It is impossible at this time, however, to forecast what the final regulations and legislation, if any, will look like and the resulting effects on AK Steel. Depending upon the terms of any such regulations or legislation, however, AK Steel could suffer negative financial impacts as a result of increased energy, environmental and other costs in order to comply with the limitations that would be imposed on greenhouse gas emissions. In addition, depending upon whether similar limitations are imposed globally, the regulations and/or legislation could negatively impact AK Steel’s ability to compete with foreign steel companies situated in areas not subject to such limitations. Unless and until all of the terms of such regulation and legislation are known, however, AK Steel cannot reasonably or reliably estimate their impact on its financial condition, operating performance or ability to compete.

•	Risks associated with financial, credit, capital and banking markets. In the ordinary course of business, AK Steel seeks to access competitive financial, credit, capital and/or banking markets. Currently, AK Steel believes it has adequate access to these markets to meet its reasonably anticipated business needs. AK Steel both provides and receives normal trade financing to and from its customers and suppliers. To the extent, if at all, access to competitive financial, credit, capital and/or banking markets by AK Steel, or its customers or suppliers, was to be impaired, AK Steel’s operations, financial results and cash flows could be adversely impacted.

•	Risk associated with the Company’s use of derivative contracts to hedge commodity pricing volatility. The Company uses cash-settled commodity price swaps and options to hedge the market risk for a portion of its raw material and energy purchases and the market risk associated with the sale of certain of its commodity steel products (hot roll carbon steel coils) to mitigate the risk of pricing volatility. For example, in the event the price of an underlying commodity falls below the price at which the Company has hedged such commodity, the Company will benefit from the lower market price for the commodity purchased, but will not realize the full benefit of the lower commodity price because of the amount that it has hedged. In certain circumstances the Company also could be required to provide collateral for its potential derivative liability or close its hedging transaction for the commodity. Additionally, there may be a lag in timing (particularly with respect to iron ore) between a decline in the price of a commodity underlying a derivative contract, which could cause the Company to make payments in the short-term to provide collateral or settle its relevant hedging transaction, and the period in which the Company experiences the benefits of the lower cost input through its direct purchases of the commodity. Each of these risks related to the Company’s hedging transactions could adversely affect the Company’s financial results and cash flows.

•	Risk associated with the value of the Company’s net deferred tax assets. U.S. internal revenue laws and regulations and similar state laws applicable to the Company and the rates at which it is taxed have a significant effect on its financial results. For instance, the Company has recorded deferred tax assets, including loss carryforwards and tax credit carryforwards, on its Consolidated Balance Sheets to reflect the economic benefit of tax positions that become deductible in future tax periods at the tax rate that is expected when they will be taken. Changes in tax laws or rates can materially affect the future deductible amounts related to deferred tax assets. For example, a reduction in the tax rate would decrease the amount of tax benefit to be realized in the future and result in a charge to the income statement, which has the effect of reducing the Company’s income at the time the tax rate change is enacted. The Company has established a valuation allowance for its deferred tax assets. In determining the appropriate amount of the valuation allowance, the accounting standards allow the Company to consider the timing of future reversal of its taxable temporary differences and available tax strategies that, if implemented, would result in the realization of deferred tax assets. The use of a tax planning strategy involving LIFO inventory accounting will result in changes in the valuation allowance on the deferred tax assets in relation to the amount of LIFO income or expense the Company records and could materially affect reported financial results. For more detail concerning the Company’s net deferred tax assets, see the discussion in the Critical Accounting Estimates section in Item 7 and in Note 4 to the consolidated financial statements in Item 8 included in our Annual Report on Form 10-K for the year ended December 31, 2013. Thus, changes in certain tax laws, a reduction in tax rates or a reduction in the realizable value of the deferred tax assets could have a material adverse effect on the Company’s financial results and financial condition.

•	Risk of inability to fully realize benefits of long-term cost savings and margin enhancement initiatives. In recent years the Company has undertaken several significant projects in an effort to lower its costs and enhance its margins. These include efforts to lower its costs and increase its control over certain key raw materials through a strategy of vertically integrating into approximately one half of its annual supply of such key raw materials. AK Steel intends to implement this strategy with respect to iron ore through its investment in Magnetation and with respect to coal through its ramp-up of AK Coal’s mining operations. Other strategic initiatives to lower AK Steel’s costs include increasing the utilization, yield and productivity of its facilities, implementing strategic purchasing procurement improvements, controlling maintenance spending, producing lower cost metallic burdens and reducing transportation costs. The Company also has identified several other areas for enhancing its profitability, including increasing its percentage of contract sales (and lowering spot market sales), producing and selling a higher-value mix of products and developing new products that can command higher prices from customers. To the extent that one or more of the Company’s significant cost-savings or margin enhancement projects is unsuccessful, or that several projects are significantly less effective in achieving the level of combined cost-savings or margin enhancement than the Company is anticipating, or that the Company does not achieve such results as quickly as anticipated, the Company’s financial results and cash flows could be adversely impacted.

•	Risk of lower quantities, quality or yield of estimated coal reserves of AK Coal. AK Steel has based estimated reserve information of its wholly-owned subsidiary, AK Coal, on engineering, economic and geological data assembled and analyzed by third-party engineers and geologists, with involvement of and review by Company employees. There are numerous uncertainties inherent in estimating yields from, quantities and qualities of, and costs to mine recoverable reserves, including many factors beyond AK Coal’s control. Estimates of economically-recoverable coal reserves necessarily depend upon a number of variables and assumptions, such as geological and mining conditions that may not be fully identified by available exploration data or that may differ from experience in current operations, historical production from the area compared with production from other similar producing areas, the assumed effects of regulation and taxes by governmental agencies, and assumptions concerning coal prices, operating costs, development costs and reclamation costs, all of which may vary considerably from actual results. As a result, actual coal tonnage recovered from AK Coal’s properties and the related costs may vary materially from AK Steel’s estimates. In addition, actual or alleged defects in title in or the boundaries of the property that AK Coal owns or its loss of any material leasehold interests could limit or eliminate its ability to mine these properties, which may reduce the estimated reserves controlled by AK Coal or result in significant unanticipated costs to obtain the property rights to mine such reserves.

•	Risk of increased governmental regulation of mining activities. AK Steel’s ability to realize fully the expected benefits from AK Coal and Magnetation could be materially adversely affected by increased governmental regulation of mining and related activities, including difficulties or delays in or their failure to receive, maintain or modify environmental permits required for their operations. With respect to AK Coal, the coal mining industry is subject to numerous and extensive federal, state and local environmental laws and regulations, including laws and regulations pertaining to permitting and licensing requirements, air quality standards, plant and wildlife protection, reclamation and restoration of mining properties, the discharge of materials into the environment, the storage, treatment and disposal of wastes, surface subsidence from underground mining and the effects of mining on groundwater quality and availability. With respect to Magnetation, although the construction and operation of its iron ore concentrate plants require limited environmental permits, Magnetation will be required to seek new and amended permits with respect to the additional iron ore concentrate capacity that it intends to build and operate that is necessary to feed its iron ore pellet plant. Furthermore, when Magnetation’s pellet plant commences operation, it will be subject to most, if not all, of the federal, state and local environmental laws and regulations previously mentioned in regards to AK Coal. The costs, liabilities and requirements associated with these laws and regulations are significant and may increase the costs of AK Coal’s mining activities and Magnetation’s pellet plant operations and could delay, or even preclude, the commencement of Magnetation’s proposed additional iron ore concentrate capacity and the opening of additional mines by AK Coal beyond its currently operational North Fork mine.

•	Risk of inability to hire or retain skilled labor and experienced manufacturing and mining managers. Modern steel-making and mining uses specialized techniques and advanced equipment and requires experienced managers and skilled laborers. The manufacturing and mining industries in the United States are in the midst of a shortage of experienced managers and skilled laborers. This shortage is due in large part to demographic changes, as such laborers and managers are retiring at a faster rate than replacements are entering the workforce or achieving a comparable level of experience. If AK Steel or AK Coal are unable to hire or contract sufficient experienced managers and skilled laborers, there could be an adverse impact on the productivity of these operations and the ultimate benefits to AK Steel.

•

Risk of IT security threats and sophisticated cybercrime. The Company relies upon IT systems and networks in connection with a variety of business activities. In addition, the Company collects and stores sensitive data. The Company has taken, and intends to continue to take, what it believes are appropriate and reasonable steps to prevent security breaches in its systems and networks. In recent years, however, there appears to have been an increase in both the number and sophistication of IT security threats and cybercrimes. These IT security threats and increasingly sophisticated computer crimes, including advanced persistent threats, pose a risk to the security of AK Steel’s systems and networks and the confidentiality, availability and integrity of its data. A failure of or breach in security could expose the Company to risks of production downtimes and operations disruptions, misuse of information or systems, or the compromising of confidential information, which in turn could adversely affect the Company’s reputation, competitive position, business and financial results.

Risks Relating to the Dearborn Acquisition

•	Risks of failure to achieve the estimated synergies and other expected benefits of the Dearborn Acquisition and/or to integrate Dearborn successfully following completion of the Dearborn Acquisition. The Company may be unable to achieve the strategic, operational, financial and other benefits, and/or the resulting estimated synergies, contemplated by the Company with respect to the Dearborn Acquisition to the full extent expected or in a timely manner. The integration of Dearborn’s operations into the Company will be a complex and lengthy endeavor, and to the extent that the Company is not as successful as expected in integrating Dearborn, the cost savings, synergies, accretion to earnings, increased shipments and other anticipated benefits and opportunities from the Dearborn Acquisition may not be fully realized or may take longer to realize than expected. In addition, the announcement, pendency and consummation of the Dearborn Acquisition could cause disruptions in and create uncertainty surrounding the Company’s relationships with existing and future customers, suppliers and employees, or the Company may be exposed to unknown or unanticipated costs or liabilities, including those relating to environmental matters, which could have an adverse effect on the Company’s business, financial results and cash flows.

Risks Relating to the Notes and This Offering

•	Risks associated with our outstanding indebtedness and other obligations. As of June 30, 2014, on an as-adjusted basis to give effect to the Dearborn Acquisition and this offering, the concurrent offering of shares of AK Holding’s common stock and the application of the proceeds therefrom and the amendment of the Credit Facility, we would have had outstanding $2,379.3 million of indebtedness (excluding unamortized discount), which includes $430.0 million of indebtedness from the new notes offered hereby and $1,949.3 million of other indebtedness, comprised of borrowings under the Credit Facility, the 8.75% Senior Secured Notes due December 2018 (the “Secured Notes”), the 5.00% Exchangeable Notes due 2019 (the “Exchangeable Notes”), the 7.625% Senior Notes due May 2020 (the “2020 Notes”), the 8.375% Senior Notes due April 2022 (the “2022 Notes”) and $99.7 million of tax exempt and other financing obligations, all of which is indebtedness of AK Steel. As of June 30, 2014, on an as-adjusted basis to give effect to the Dearborn Acquisition and this offering, the concurrent offering of shares of AK Holding’s common stock and the application of the proceeds and the amendment of the Credit Facility, our non-guarantor subsidiaries would have had $74.7 million of indebtedness and other liabilities (including trade payables, but excluding intercompany obligations and liabilities of a type not required to be reflected on a balance sheet of such subsidiaries in accordance with GAAP) to which the notes would have been structurally subordinated.

Further, as of June 30, 2014, our additional obligations include $885.8 million of pension and other postretirement benefit obligations. We contributed $196.5 million to our pension plans in 2014. Of this total, $112.4 million was made in the first half of 2014 and the remaining $84.1 million was made in July, leaving no further expected contributions for the year. We expect our pension contributions to decrease by approximately $65.0 million in 2015 from previously disclosed amounts, thus reducing our required pension contributions for 2015 from a previously estimated $100.0 million to a current estimate of approximately $35.0 million. We also have additional contractual commitments, including the commitment to contribute $100.0 million to Magnetation in 2014 prior to the commencement of its pellet plant’s operations. We made total capital contributions of $90.0 million to Magnetation during the seven months ended July 31, 2014. At June 30, 2014, without giving effect to this offering and the use of proceeds, we had outstanding borrowings of $530.0 million and $67.5 million of outstanding letters of credit under our Credit Facility, resulting in remaining availability of $502.5 million (subject to customary borrowing conditions, including a borrowing base). At June 30, 2014, after giving effect to the Dearborn Acquisition and this offering, the concurrent offering of shares of AK Holding’s common stock, the application of the proceeds and the amendment of the Credit Facility, we would have had outstanding borrowings of $499.6 million and $70.5 million of outstanding letters of credit under our Credit Facility, resulting in remaining availability of $907.8 million (subject to customary borrowing conditions, including a borrowing base).

The amount of our indebtedness and other financial obligations could have important consequences to you as a holder of the notes. For example, it could:

•	increase our vulnerability to general adverse economic and industry conditions;

•	require a substantial portion of our cash flows to be dedicated to debt service payments, reducing the amount of cash flows available for other purposes, such as working capital, capital expenditures, acquisitions, joint ventures or general corporate purposes,

•	limit our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, joint ventures, general corporate purposes or other purposes;

•	limit our planning flexibility for, or ability to react to, changes in our business and the industry; and

•	place us at a competitive disadvantage with competitors who may have less indebtedness and other obligations or greater access to financing.

Our Credit Facility and other indebtedness includes certain covenants that restrict us. In addition, our Credit Facility requires us to maintain compliance with a fixed charge coverage ratio if our level of availability under the Credit Facility falls below a threshold level. If we fail to make any required payment under our Credit Facility or other indebtedness or to comply with any of the financial or operating covenants included in such indebtedness, we would be in default. Holders of such indebtedness could then vote to accelerate the maturity of the indebtedness. Other creditors might then accelerate other indebtedness. If holders of indebtedness accelerate the maturity of that indebtedness, we cannot assure you that we will have sufficient assets to satisfy our obligations under that indebtedness and our other indebtedness, including the notes.

Our indebtedness under our Credit Facility bears interest at rates that fluctuate with changes in certain prevailing interest rates (although, subject to certain conditions, such rates may be fixed for certain periods). If interest rates increase, we may be unable to meet our debt service obligations under our Credit Facility and other indebtedness.

•	Risks associated with our and our subsidiaries’ ability to incur substantially more debt, which could further exacerbate the risks associated with our substantial leverage. The terms of our Credit Facility and other indebtedness, including the notes, will not fully prohibit us or our subsidiaries from incurring substantial additional indebtedness in the future. Moreover, our subsidiaries may incur indebtedness or other liabilities, which in the case of our non-guarantor subsidiaries would effectively be senior to the notes. If new debt or other liabilities are added to our and our subsidiaries’ current levels of indebtedness, the related risks that we and they now face could intensify.

•	Risks associated with the limited covenants in the indenture governing the notes. The indenture governing the notes contains limited covenants, including those restricting our ability and our subsidiaries’ ability to create certain liens, incur certain debt and enter into certain sale and leaseback transactions. The limitation on liens, limitation on subsidiary debt and limitation on sale and leaseback covenants contain exceptions that will allow us and our subsidiaries to incur liens with respect to material assets. See “Description of Notes—Certain Covenants.” In light of these exceptions, holders of the notes may be structurally or contractually subordinated to new lenders.

•

Our subsidiaries, other than AK Tube LLC and AK Steel Properties, Inc., do not guarantee the notes, which may adversely affect our ability to repay the notes and result in the notes’ structural subordination to our non-guarantor subsidiaries’ liabilities. The notes are not guaranteed by any of our subsidiaries, other than AK Tube LLC and AK Steel Properties, Inc. A portion of our consolidated assets is held by our non-guarantor subsidiaries and consolidated variable interest entities. Accordingly, our ability to service our debt, including the notes, depends in part on the results of operations of our non-guarantor subsidiaries and upon the ability of such non-guarantor subsidiaries to provide us with cash, whether in the form of dividends, loans or otherwise, to pay amounts due on our obligations, including the notes. Our non-guarantor subsidiaries and consolidated variable interest entities are separate and distinct legal entities and have no obligation, contingent or otherwise, to make payments on the notes or to make any funds available for that purpose. In addition, dividends, loans or other distributions to us from such subsidiaries may be subject to contractual and other restrictions and are subject to other business considerations.

In the event of a bankruptcy, liquidation or reorganization of our non-guarantor subsidiaries, holders of their indebtedness and their trade creditors will generally be entitled to payment of their claims from the assets of those non-guarantor subsidiaries before any assets are made available for distribution to us. In the event of bankruptcy or liquidation, none of the assets of our consolidated variable interest entities would be available for distributions to us. AK Steel’s non-guarantor subsidiaries and consolidated variable interest entities, generated approximately 8.9% and 10.2% of our consolidated revenues for the six months ended June 30, 2014 and year ended December 31, 2013, respectively. As of June 30, 2014, our non-guarantor subsidiaries and consolidated variable interest entities had $51.7 million of indebtedness and other liabilities (including trade payables, but excluding intercompany obligations and liabilities of a type not required to be reflected on a balance sheet of such subsidiaries in accordance with GAAP) to which the notes would have been structurally subordinated.

•	Risk of our cash flows proving inadequate to service our debt and provide for our other obligations, which may require us to refinance all or a portion of our existing debt or future debt at terms unfavorable to us. Our ability to make payments on and refinance our indebtedness, including our Credit Facility and the notes, and other financial obligations, and to fund our capital expenditures, joint ventures and acquisitions will depend on our ability to generate substantial operating cash flow. This will depend on our future performance, which will be subject to prevailing economic conditions and to financial, business and other factors beyond our control. Our Credit Facility, the Secured Notes, the Exchangeable Notes, the 2020 Notes and $0.4 million of tax-exempt and other financing obligations have earlier maturity dates than the notes, and we will be required to repay or refinance such indebtedness prior to when the notes come due. If our cash flows were to prove inadequate to meet our debt service and other obligations in the future, we may be required to refinance all or a portion of our existing or future debt, including the notes, on or before maturity, to sell assets or to obtain additional financing. We cannot assure you that we will be able to refinance any of our indebtedness, including our Credit Facility, the Secured Notes, the Exchangeable Notes, the 2020 Notes, the 2022 Notes, our tax-exempt and other financing obligations or the notes, sell any such assets or obtain additional financing on commercially reasonable terms or at all.

•	Your right to receive payments on these notes will effectively be subordinated to those lenders who have a security interest in our assets. AK Steel’s obligations under the notes and AK Holding’s and the subsidiary guarantors’ obligations under their guarantees of the notes will be unsecured, but AK Steel’s and AK Tube’s obligations under the Credit Facility are secured by a security interest in their inventory and accounts receivable. If AK Steel or AK Tube is declared bankrupt or insolvent, or either defaults under the Credit Facility, all of the funds borrowed thereunder, together with accrued interest, immediately becomes due and payable. If we were unable to repay such indebtedness, the lenders could foreclose on the pledged assets to the exclusion of holders of the notes, even if an event of default exists under the indenture governing the notes at such time. In such event, because the notes will not be secured by any of our assets, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims fully. The indenture governing the notes will permit us and our subsidiaries to incur substantial additional indebtedness in the future, including senior secured indebtedness.

•	Risks associated with change of control provisions in the indenture governing the notes and in our Credit Facility. The indentures governing the notes, the Exchangeable Notes, the Secured Notes, the 2020 Notes and the 2022 Notes require that, upon the occurrence of a “change of control repurchase event,” as such term is defined in the indenture, we must make an offer to repurchase the notes, the Secured Notes, the Exchangeable Notes, the 2020 Notes and the 2022 Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase. Further, upon the occurrence of a fundamental change, as defined in the indenture governing the Exchangeable Notes (which, for example, would include various transactions pursuant to which AK Holding would undergo a change of control), holders may require AK Steel to repurchase the Exchangeable Notes in whole or in part for cash at a price equal to par plus any accrued and unpaid interest. In addition, upon the occurrence of a “make-whole fundamental change,” as defined in the indenture governing the Exchangeable Notes, prior to the maturity date, in addition to requiring AK Steel to repurchase the Exchangeable Notes in whole or in part for cash at a price equal to par plus any accrued and unpaid interest, the exchange rate will be increased in certain circumstances for a holder who elects to exchange its Exchangeable Notes in connection with such event. Certain events involving a change of control will result in an event of default under our Credit Facility and may result in an event of default under other indebtedness that we may incur in the future. An event of default under our Credit Facility or other indebtedness could result in an acceleration of such indebtedness. See “Description of Notes—Change of Control.” The acceleration of indebtedness and our inability to repurchase all the tendered notes could constitute events of default under the indenture governing the notes. No assurance can be given that we will have sufficient funds to repay any debt which is accelerated or any notes which are tendered as a result of a change of control.

•	You may not be able to determine when a change of control has occurred and may not be able to require us to purchase notes as a result thereof. The definition of change of control includes a phrase relating to the sale, lease or transfer of “all or substantially all” of our assets. There is no precisely established definition of the phrase “substantially all” under applicable law. Accordingly, your ability to require us to repurchase your notes as a result of a sale, lease or transfer of less than all of our assets to another individual, group or entity may be uncertain.

In addition, a Delaware Chancery Court decision found that incumbent directors are permitted to approve as a continuing director any person, including one nominated by a dissident stockholder and not recommended by the board, as long as the approval is granted in good faith and in accordance with the board’s fiduciary duties. Accordingly, you may not be able to require us to purchase your notes as a result of a change in the composition of the directors on our board unless a court were to find that such approval was not granted in good faith or violated the board’s fiduciary duties. The court also observed that certain provisions in indentures, such as continuing director provisions, could function to entrench an incumbent board of directors and could raise enforcement concerns if adopted in violation of a board’s fiduciary duties. If such a provision were found unenforceable, you would not be able to require us to purchase your notes upon a change of control resulting from a change in the composition of our board. See “Description of Notes—Change of Control”

•	A public trading market for the notes may not be maintained. We cannot provide you with any assurances regarding your ability to sell your notes or the price at which you may be able to sell your notes. The notes may trade at prices that may be higher or lower than the initial offering price depending on many factors, including prevailing interest rates, our results of operations and financial condition, political and economic developments and the market for similar securities. The notes will not be listed on a national securities exchange. The underwriters of the notes have informed us that they intend to make a market in the notes. However, they are not obligated to do so and may discontinue market-making activities at any time without notice. We cannot assure you that a liquid market for the notes will continue or be maintained.

•	Risks associated with changes in our credit ratings or the debt markets on the market price of the notes. The price for the notes will depend on a number of factors, including:

•	our credit rating with credit rating agencies;

•	the prevailing interest rates being paid by other companies similar to us,

•	the market price of AK Holding’s common shares;

•	the market price of our other notes;

•	our financial condition, operating performance and future prospects; and

•	the overall condition of the financial markets and global and domestic economies.

The condition of the financial markets and prevailing interest rate have fluctuated in the past and are likely to fluctuate in the future. Such fluctuations could have an adverse effect on the price of the notes. In addition, credit rating agencies continually review their ratings for companies that they follow, including us. The credit rating agencies also evaluate the industries in which we operate as a whole and may change their credit rating for us based on their overall view of such industries. A negative change in our rating could have an adverse effect on the price of the notes.

THE DEARBORN ACQUISITION

On July 21, 2014, we announced that AK Steel had signed an agreement (the “Purchase Agreement”) to acquire Severstal North America’s integrated steelmaking assets located in Dearborn, Michigan for $700 million in cash (the “Dearborn Acquisition”). The Dearborn Acquisition also includes a cokemaking facility and interests in three joint ventures that process flat-rolled steel products.

The Dearborn plant has the capacity to produce 2.4 million tons of flat-rolled shipments per annum and produces high-quality, carbon flat-rolled steels for the automotive, construction and appliance markets. Dearborn’s value-added products are primarily utilized in the North American automotive industry, which accounted for approximately 57% of its direct 2013 steel shipments (and approximately 63% of its steel shipments when including indirect shipments). Dearborn is also a leading supplier to the U.S. distributor and pipe and tube markets, which represented 21% and 10% of 2013 shipments, respectively.

Since 2007, Severstal has invested over $1.2 billion in the Dearborn plant, including a rebuild of its blast furnace (2007), improvements to the its hot strip mill, construction of a new state of the art pickle line tandem cold mill (2011) and construction of a new hot dip galvanizing line (2011).

In addition to the steelmaking facilities at the Dearborn plant, AK Steel will also acquire the Mountain State Carbon cokemaking facility and interests in three steel finishing joint ventures as part of Dearborn Acquisition.

Management believes the Dearborn Acquisition will benefit AK Steel in a number of ways. Management has identified over $50 million of annual cost-based synergies it expects to achieve through the Dearborn Acquisition, $25 million of which are expected to be realized in the first year. See “Risk Factors—Risks Relating to the Dearborn Acquisition.”

The Purchase Agreement contains representations and warranties, affirmative and negative covenants, and indemnification obligations that are customary for acquisition agreements of this type. Dearborn is required to conduct its business in the ordinary course during the interim period between the execution of the Purchase Agreement and the consummation of the Dearborn Acquisition and not to take certain actions prior to the closing of the Dearborn Acquisition without the prior approval of the Company.

On September 3, 2014, we were notified by the Department of Justice that we had received early termination of the Hart-Scott-Rodino review for the Dearborn Acquisition, clearing regulatory approval. Completion of the Dearborn Acquisition is conditioned upon the satisfaction of customary conditions to closing included in the Purchase Agreement governing the Dearborn Acquisition. Closing of the Dearborn Acquisition is expected to occur concurrently with the consummation of this offering and is a condition to closing of this offering.

USE OF PROCEEDS

The net proceeds from this offering, after fees and estimated expenses, will be approximately $420.0 million. We intend to use the net proceeds from this offering, together with a portion of the net proceeds from the concurrent offering of AK Holding’s shares of common stock, to finance the Dearborn Acquisition.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of June 30, 2014:

•	on an actual basis; and

•	as adjusted to give pro forma effect to the Dearborn Acquisition and this offering, the concurrent offering of shares of AK Holding’s common stock and the application of the net proceeds as described under “Use of Proceeds,” and assuming no exercise of the underwriters’ option to purchase additional shares of AK Holding’s common stock.

	As of June 30, 2014(1)
	Actual	Pro Forma
Cash and cash equivalents(2)	$54.8	$54.8

Short-term debt:
Current portion of long-term debt	$0.4	$0.4
Long-term debt (excluding current portions):
Credit Facility(2)(3)	530.0	499.6
8.75% Senior Secured Notes due December 2018	380.0	380.0
5.00% Exchangeable Senior Notes due November 2019 (effective rate of 10.8%)	150.0	150.0
7.625% Senior Notes due May 2020	529.8	529.8
8.375% Senior Notes due April 2022	290.2	290.2
Industrial Revenue Bonds Due 2014 through 2030	99.3	99.3
Notes offered hereby (par amount)	—	430.0
Unamortized debt discount	(31.1)	(31.1)

Total debt	$1,948.6	$2,348.2

Equity:
Preferred stock, authorized 25,000,000 shares	$—	$—
Common stock, authorized 300,000,000 shares of $.01 par value each (issued 136,936,413 shares on an actual and 171,936,413 shares on a pro forma basis; outstanding 136,793,421 shares on an actual and 171,793,421 shares on a pro forma basis)	1.4	1.8
Additional paid-in capital	1,910.9	2,244.9
Treasury stock, common shares at cost, 142,992 shares in 2014	(1.0)	(1.0)
Accumulated deficit	(2,554.3)	(2,576.3)
Accumulated other comprehensive income	272.0	272.0

Total AK Holding stockholders’ equity (deficit)	(371.0)	(58.6)
Noncontrolling interests	415.3	415.3

Total equity	$44.3	$356.7

Total capitalization	$1,992.9	$2,704.9

(1)	Assumes the issuance and sale of 35,000,000 shares of AK Holding’s common stock at a price of $10.01 per share (the closing price on September 3, 2014).
(2)	Includes cash of approximately $18.4 million of SunCoke Middletown, which can only be used by SunCoke Middletown for its operation or for distribution to its equity owners. As of September 5, 2014, AK Steel’s cash and cash equivalents and borrowings under the Credit Facility were approximately $30 million and $680 million, respectively.
(3)

Any remaining proceeds from the offering of AK Holding’s common stock will be used to repay borrowings under the Credit Facility. Borrowings under the Credit Facility bear interest at a base rate or, at the Company’s option, LIBOR, plus an additional interest rate margin that is determined by the average daily availability of borrowings under the Credit Facility. The additional interest rate margin for revolver borrowings ranges from 0.50% to 1.00% per annum in the case of base rate borrowings and from 1.50% to

2.00% per annum in the case of LIBOR borrowings. For borrowings under the FILO Facility, the additional interest rate margin ranges from 1.75% to 2.25% per annum in the case of base rate borrowings and from 2.75% to 3.25% per annum in the case of LIBOR borrowings. In addition, the Company pays a commitment fee on the undrawn commitments under the Credit Facility from time to time according to the average daily balance of borrowings (which balance also includes outstanding letters of credit) under the Credit Facility during any month. This commitment fee on undrawn commitments applies at a rate of 0.375% per annum. See “Description of Certain Indebtedness—AK Steel’s Credit Facility.”

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth information regarding our ratio of earnings to fixed charges for the historical periods shown. For purposes of determining the ratio of earnings to fixed charges, earnings consist of income from continuing operations before income taxes with applicable adjustments. Fixed charges consist of capitalized interest credit, interest factor in rent expense and other interest and fixed charges.

Six months ended June 30, 2014	Year Ended December 31,
	2013	2012	2011	2010	2009
NM*	NM*	NM*	NM*	NM*	NM*

*	For the six months ended June 30, 2014 and the years ended December 31, 2013, 2012, 2011, 2010 and 2009, earnings were less than fixed charges by $96.5 million, $39.9 million, $252.1 million, $243.6 million, $172.3 million and $95.9 million, respectively.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The unaudited pro forma Condensed Consolidated Balance Sheet set forth below gives effect to the Dearborn Acquisition, this offering, the concurrent offering of shares of AK Holding’s common stock and the application of the proceeds from both offerings (collectively referred to herein as the “Transactions”) as if they occurred on June 30, 2014, and the unaudited pro forma Condensed Consolidated Statements of Operations gives effect to the Transactions as if they had occurred at the beginning of each period. The unaudited pro forma condensed consolidated financial statements includes adjustments that give effect to events that are directly attributable to the Transactions and are expected to have a continuing effect and are factually supportable. The notes to the unaudited pro forma condensed consolidated financial statements describe the pro forma amounts and adjustments presented. The pro forma information is unaudited, are for informational purposes only and are not necessarily indicative of what our financial position or results of operations would have been had the Transactions been completed as of such dates and do not purport to represent what our financial position, results of operations or cash flows might be for any future period. In addition, the preparation of financial statements in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are preliminary and have been made solely for purposes of developing the unaudited pro forma condensed consolidated financial statements. Actual results could differ, perhaps materially, from these estimates and assumptions.

The Dearborn Acquisition will be accounted for using the acquisition method of accounting in accordance with U.S. GAAP and upon the assumptions set forth in the notes included in this section. The unaudited pro forma condensed consolidated financial statements reflect management’s preliminary valuation of assets acquired and liabilities assumed. The final allocation of the Dearborn Acquisition consideration will be based upon management’s consideration of valuation studies and post-closing purchase price adjustments. Any adjustments based on that final valuation may change the allocations of the Dearborn Acquisition consideration, which could affect the fair value assigned to the assets and liabilities and could result in a material change to the unaudited pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated financial statements are primarily based on, and should also be read in conjunction with, the historical financial statements of AK Steel Holding and Severstal Dearborn, LLC.

As a result of a settlement agreement approved by the bankruptcy trustee of RG Steel, LLC on July 18, 2014, Dearborn became the 100% owner of Mountain State Carbon LLC (“Mountain State Carbon”). Prior to the settlement, Dearborn accounted for its 50% interest in Mountain State Carbon using the equity method. The unaudited pro forma condensed consolidated financial statements reflect the results of Mountain State Carbon as if it had been consolidated as of June 30, 2014 or the beginning of the period presented as applicable.

AK STEEL HOLDING CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

June 30, 2014

(dollars in millions, except per share data)

	AK Steel	Dearborn	Mountain State Carbon	Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$54.8	$0.2	$1.4	$(1.6	)(1)	$54.8
Accounts receivable, net	596.2	170.2	10.3	(34.5	)(2)	742.2
Inventory, net	738.3	295.4	13.4	15.0	(3)	1062.1
Deferred tax assets, current	63.9	—	—	—		63.9
Other current assets	52.8	24.8	0.7	(24.5	)(4)	53.8

Total current assets	1,506.0	490.6	25.8	(45.6)		1,976.8
Property, plant and equipment, net	1,805.3	386.4	61.2	106.5	(5)	2,359.4
Other non-current assets:
Investment in Magnetation LLC	229.0	—	—	—		229.0
Other non-current assets	266.3	273.8	1.8	(215.3	)(6)(7)	326.6

TOTAL ASSETS	$3,806.6	$1,150.8	$88.8	$(154.4)		$4,891.8

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$642.4	$205.0	$13.1	$(9.0	)(8)	$851.5
Accrued liabilities	170.2	27.4	4.9	3.7	(9)	206.2
Current portion of long-term debt	0.4	—	—	—		0.4
Current portion of pension and other postretirement benefit obligations	69.5	2.8	—	2.2	(10)	74.5

Total current liabilities	882.5	235.2	18.0	(3.1)		1,132.6

Non-current liabilities:
Long-term debt	1,948.2	304.8	30.4	64.4	(11)	2,347.8
Pension and other postretirement benefit obligations	816.3	66.7	—	48.3	(10)	931.3
Other non-current liabilities	115.3	53.7	5.0	(50.6	)(12)	123.4

TOTAL LIABILITIES	3,762.3	660.4	53.4	59.0		4,535.1

Equity:
Common stock, authorized 300,000,000 shares of $0.01 par value each; issued 136,936,413 shares; pro forma issued 171,936,413 shares; outstanding 136,793,421 shares; pro forma outstanding 171,793,421 shares	1.4	—	—	0.4	(13)	1.8
Additional paid-in capital	1,910.9	1,072.4	132.2	(870.6	)(13)(14)	2,244.9
Treasury stock, common shares at cost, 142,992 shares	(1.0)	—	—	—		(1.0)
Accumulated earnings (deficit)	(2,554.3)	(578.3)	(96.8)	653.1	(14)(15)	(2,576.3)
Accumulated other comprehensive income (loss)	272.0	(3.7)	—	3.7	(16)	272.0

Total stockholders’ equity (deficit)	(371.0)	490.4	35.4	(213.4)		(58.6)
Noncontrolling interests	415.3	—	—	—		415.3

TOTAL EQUITY	44.3	490.4	35.4	(213.4)		356.7

TOTAL LIABILITIES AND EQUITY	$3,806.6	$1,150.8	$88.8	$(154.4)		$4,891.8

AK STEEL HOLDING CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013

(dollars in millions, except per share data)

	AK Steel	Dearborn	Mountain State Carbon	Adjustments		Pro Forma
Net sales	$5,570.4	$2,030.1	$154.5	$(153.4	)(17)	$7,601.6

Cost of products sold (exclusive of items shown separately below)	5,107.8	1,877.0	169.0	(185.2	)(18)(19)	6,968.6
Selling and administrative expenses (exclusive of items shown separately below)	205.3	55.7	5.6	—		266.6
Depreciation	190.1	101.7	17.0	(83.8	)(20)	225.0
Pension and OPEB expense (income)	(68.6)	4.3	—	4.1	(21)	(60.2)
Asset impairment	—	43.0	—	—		43.0

Total operating costs	5,434.6	2,081.7	191.6	(264.9)		7,443.0

Operating profit	135.8	(51.6)	(37.1)	111.5		158.6

Interest expense	127.4	38.4	1.9	(6.8	)(22)	160.9
Other income (expense)	(1.4)	(0.8)	6.7	6.5	(18)(23)	11.0

Income (loss) before income taxes	7.0	(90.8)	(32.3)	124.8		8.7
Income tax expense (benefit)(24)	(10.4)	(0.1)	—	—		(10.5)

Net income (loss)	17.4	(90.7)	(32.3)	124.8		19.2
Less: Net income attributable to noncontrolling interests	64.2	—	—	—		64.2

Net income (loss) attributable to AK Steel Holding Corporation	$(46.8)	$(90.7)	$(32.3)	$124.8		$(45.0)

Basic and diluted earnings per share:
Net income (loss) attributable to AK Steel Holding Corporation common stockholders(25)	$(0.34)					$(0.26)

Common shares outstanding (weighted-average shares in millions)(25)	135.8					170.8

AK STEEL HOLDING CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

SIX MONTHS ENDED JUNE 30, 2014

(dollars in millions, except per share data)

	AK Steel	Dearborn	Mountain State Carbon	Adjustments		Pro Forma
Net sales	$2,914.3	$1,006.2	$79.0	$(72.9	)(17)	$3,926.6

Cost of products sold (exclusive of items shown separately below)	2,752.5	955.0	76.0	(85.9	)(18)(19)	3,697.6
Selling and administrative expenses (exclusive of items shown separately below)	114.1	18.8	3.2	—		136.1
Depreciation	97.2	53.7	8.8	(45.0	)(20)	114.7
Pension and OPEB expense (income)	(50.7)	2.4	—	1.9	(21)	(46.4)
Asset impairment	—	915.7	89.4	—		1,005.1

Total operating costs	2,913.1	1,945.6	177.4	(129.0)		4,907.1

Operating profit (loss)	1.2	(939.4)	(98.4)	56.1		(980.5)

Interest expense	65.4	11.3	1.2	4.2	(22)	82.1
Other income (expense)	(4.9)	(40.5)	—	44.8	(18)(23)	(0.6)

Income (loss) before income taxes	(69.1)	(991.2)	(99.6)	96.7		(1,063.2)

Income tax expense (benefit)(24)	3.6	—	—	—		3.6

Net income (loss)	(72.7)	(991.2)	(99.6)	96.7		(1,066.8)
Less: Net income attributable to noncontrolling interests	30.5	—	—	—		30.5

Net income (loss) attributable to AK Steel Holding Corporation	$(103.2)	$(991.2)	$(99.6)	$96.7		$(1,097.3)

Basic and diluted earnings per share:
Net income (loss) attributable to AK Steel Holding Corporation common stockholders(25)	$(0.13)					$(6.41)

Common shares outstanding (weighted-average shares in millions)(25)	136.2					171.2

AK STEEL HOLDING CORPORATION

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

TWELVE MONTHS ENDED JUNE 30, 2014

(dollars in millions, except per share data)

	AK Steel	Dearborn	Mountain State Carbon	Adjustments		Pro Forma
Net sales	$5,710.4	$2,018.1	$154.0	$(149.6	)(17)	$7,732.9

Cost of products sold (exclusive of items shown separately below)	5,298.8	1,893.5	156.7	(175.5	)(18)(19)	7,173.5
Selling and administrative expenses (exclusive of items shown separately below)	217.6	48.0	5.7	—		271.3
Depreciation	190.8	106.5	17.5	(89.1	)(20)	225.7
Pension and OPEB expense (income)	(86.9)	4.5	—	3.9	(21)	(78.5)
Asset impairment	—	958.7	89.4	—		1,048.1

Total operating costs	5,620.3	3,011.2	269.3	(260.7)		8,640.1

Operating profit (loss)	90.1	(993.1)	(115.3)	111.1		(907.2)

Interest expense	129.8	30.0	2.2	1.3	(22)	163.3
Other income (expense)	(10.6)	(38.2)	7.8	45.0	(18)(23)	4.0

Income (loss) before income taxes	(50.3)	(1,061.3)	(109.7)	154.8		(1,066.5)

Income tax expense (benefit)(24)	(13.7)	(0.1)	—	—		(13.8)

Net income (loss)	(36.6)	(1,061.2)	(109.7)	154.8		(1,052.7)
Less: Net income attributable to noncontrolling interests	63.1	—	—	—		63.1

Net income (loss) attributable to AK Steel Holding Corporation	$(99.7)	$(1,061.2)	$(109.7)	$154.8		$(1,115.8)

Basic and diluted earnings per share:
Net income (loss) attributable to AK Steel Holding Corporation common stockholders(25)	$(0.73)					$(6.53)

Common shares outstanding (weighted-average shares in millions)(25)	136.0					171.0

AK STEEL HOLDING CORPORATION

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(dollars in millions)

Note A—Basis of Pro Forma Presentation

Assuming consummation of the Transactions on June 30, 2014, the purchase price of Dearborn (including Mountain State Carbon) would be allocated on a preliminary basis to the following assets and liabilities:

Accounts receivable	$146.0
Inventory	323.8
Other current assets	1.0
Property, plant and equipment	554.1
Other non-current assets	48.3
Accounts payable	(209.1)
Accrued liabilities	(36.0)
Other postretirement benefit obligations	(120.0)
Other non-current liabilities	(8.1)

Purchase price	$700.0

The preliminary allocation is based on a purchase price of $700.0, which will be paid in cash for the outstanding membership units of Dearborn at closing. The purchase price is subject to a working capital adjustment at closing.

For the purpose of preparing the unaudited pro forma condensed consolidated financial statements, the total estimated purchase price is allocated to Dearborn’s net tangible and intangible assets acquired and liabilities assumed as of the acquisition date. Final allocation of the purchase price will be based on the actual value of identifiable assets acquired and liabilities assumed in accordance with U.S. GAAP. Accordingly, the fair value of these identifiable assets and liabilities assumed included in the table above is preliminary and is subject to change. An allocation of an increased portion of the purchase price to inventory, property, plant and equipment, other non-current assets or intangible assets would result in increased depreciation and/or amortization expense. We expect to finalize the valuation and complete the purchase price allocation as soon as practical but no later than one year from the date of Dearborn Acquisition.

We estimate that the proceeds from this offering and the concurrent offering of shares of AK Holding’s common stock, after deducting fees and estimated expenses, will be approximately $754.4 million. We intend to use the net proceeds from this offering, together with a portion of the net proceeds from the concurrent offering of AK Holding’s shares of common stock, to finance the Dearborn Acquisition and the remainder, if any, for general corporate purposes. Any remaining proceeds from the offering of shares of AK Holding’s common stock, estimated to be $30.4 million after the payment of any fees and expenses related to the closing of the Dearborn Acquisition and the amendment of our Credit Facility, will be used to repay outstanding borrowings under the Credit Facility.

Note B—Pro Forma Adjustments

(1)	Reflects a decrease of $1.6 to eliminate the cash of Dearborn that will be retained by Severstal U.S. Holdings LLC (“Severstal U.S. Holdings”) at the closing of the Transactions.

(2)	Reflects a decrease of $25.5 associated with the accounts receivable from Severstal U.S. Holdings that will be settled prior to the closing of the Transactions and $9.0 for the elimination of accounts receivable between Dearborn and Mountain State Carbon as a result of the consolidation of Mountain State Carbon.

(3)	Reflects an increase of $15.0 associated with the estimated increase in the carrying value of inventory, based on preliminary estimates of the allocation of the estimated purchase price for Dearborn. The fair value of finished goods inventory, which is comprised principally of slabs and coils, is at its estimated selling price less the sum of disposal costs and a reasonable profit allowance for selling effort. Raw material inventory has been valued at current replacement cost, which approximated Dearborn’s carrying value.

(4)	Reflects a decrease of $24.5 associated with the estimated decrease in the carrying value of other current assets, based on preliminary estimates of the allocation of the estimated purchase price for Dearborn.

(5)	Reflects an increase of $106.5 associated with the estimated increase in the carrying value of property, plant and equipment, based on preliminary estimates of the allocation of the estimated purchase price for Dearborn. The property, plant and equipment of Dearborn were substantially impaired under U.S. GAAP as of June 30, 2014 as more fully described in the stand-alone historical financial statements. The increase in fair value is expected to be primarily related to machinery and equipment. These preliminary measurements of fair value reflected are subject to change and such changes could be material.

(6)	Reflects a decrease of $97.8 associated with a loan receivable from an affiliate of Severstal U.S. Holdings that will be settled prior to the closing of the Transactions and a decrease of $129.5 associated with the estimated net decrease in the carrying value of other non-current assets, based on preliminary estimates of the allocation of the estimated purchase price for Dearborn. Significant components of the adjustments to other non-current assets include the following:

•	Elimination of prepaid balances of $100.9 related to a long-term supply contract that has been allocated a fair value as a stand-alone intangible asset.

•	Elimination of long-term receivables of $11.5 no longer contractually owed as a result of the Transactions.

(7)	Reflects an increase of $12.0 associated with financing costs eligible for capitalization related to the issuance of debt securities to finance the Dearborn Acquisition and the intended amendment of the Credit Facility.

(8)	Reflects a decrease of $9.0 for the elimination of accounts payable between Dearborn and Mountain State Carbon as a result of the consolidation of Mountain State Carbon.

(9)	Reflects an increase of $3.7 associated with the estimated increase in the value of accrued liabilities, based on preliminary estimates of the allocation of the estimated purchase price for Dearborn.

(10)	Reflects an increase of $2.2 associated with the estimated increase in the current portion of other postretirement benefit obligations and $48.3 associated with the estimated increase in the non-current portion, based on preliminary estimates of the allocation of the estimated purchase price for Dearborn. The preliminary estimate is based on a remeasurement of the other postretirement benefit obligation as of June 30, 2014 to reflect current assumptions as of that date. The actual results may differ from the current estimate.

(11)	Represents adjustments for debt and related components as follows:

Issuance of Notes related to the Acquisition	$430.0
Payment on revolving credit facility	(30.4)
Settlement—Intercompany debt owed to Severstal U.S. Holdings	(335.2)

Net adjustment to total debt	$64.4

(12)	Reflects a decrease of $23.9 associated with interest payable on intercompany debt owed to Severstal U.S. Holdings that will be settled prior to the closing of the Transactions and a decrease of $26.7 associated with the elimination of previously deferred income.

(13)	Reflects an increase of $0.4 in common stock and $334.0 in additional paid-in capital associated with the net estimated proceeds from the offering of AK Holding’s common stock as part of the financing for the Dearborn Acquisition.

(14)	Reflects a decrease of $1,204.6 in additional paid-in capital and an increase of $675.1 in accumulated earnings (deficit) for the elimination of historical equity of Dearborn and Mountain State Carbon.

(15)	Reflects a decrease of $22.0 for the transaction costs related to the Dearborn Acquisition ($10.0) and estimated issue costs to be recognized as of the closing of the Transactions for other financing commitments in connection with the Transactions ($12.0).

(16)	Reflects an increase of $3.7 to eliminate Dearborn’s historical accumulated other comprehensive income (loss).

(17)	Reflects a decrease for the elimination of sales between Dearborn and Mountain State Carbon as a result of the consolidation of Mountain State Carbon as follows:

	Year Ended Dec. 31, 2013	Six Months Ended June 30, 2014	Twelve Months Ended June 30, 2014
Elimination of transactions between Dearborn and Mountain State Carbon	$153.4	$72.9	$149.6

(18)	Dearborn included its share of Mountain State Carbon’s net losses in cost of products sold and its share of an asset impairment charge and losses of the prior member in other income (loss). As a result of the consolidation of Mountain State Carbon, the share of Mountain State Carbon’s net losses and asset impairment were eliminated as follows:

	Year Ended Dec. 31, 2013	Six Months Ended June 30, 2014	Twelve Months Ended June 30, 2014
Elimination of 50% of Mountain State Carbon’s net loss from cost of products sold	$16.2	$5.1	$10.2
Elimination of 50% of Mountain State Carbon’s net loss from other income (expense)	16.1	49.8	54.8

Share of Mountain State Carbon’s net loss eliminated from Dearborn results	32.3	54.9	65.0
Prior member’s share of Mountain State Carbon’s asset impairment	—	44.7	44.7

Mountain State Carbon’s net loss	$32.3	$99.6	$109.7

(19)	Reflects a decrease for the elimination of cost of products sold between Dearborn and Mountain State Carbon as a result of the consolidation of Mountain State Carbon and a decrease for costs for the decreased carrying value of certain assets and liabilities, based on the preliminary estimates of the allocation of the estimated purchase price for Dearborn as follows:

	Year Ended Dec. 31, 2013	Six Months Ended June 30, 2014	Twelve Months Ended June 30, 2014
Elimination of transactions between Dearborn and Mountain State Carbon	$153.4	$72.9	$149.6
Effects of consolidation of Mountain State Carbon	16.2	5.1	10.2
Decrease in amortization of certain assets and liabilities	15.6	7.9	15.7

Decrease in cost of products sold	$185.2	$85.9	$175.5

The reduction in amortization expense is primarily a result of lower carrying values for long-term supply arrangements and changes in the fair value of the joint ventures investments.

(20)	Reflects a decrease for estimated annual depreciation expense associated with the estimated fair value of property, plant and equipment, based on the preliminary estimates of the allocation of the estimated purchase price for Dearborn. For purposes of depreciation for property, plant and equipment, we have assumed average useful lives ranging from seven to 20 years based primarily on historical experience. The adjustments are as follows:

	Year Ended Dec. 31, 2013	Six Months Ended June 30, 2014	Twelve Months Ended June 30, 2014
Decrease in depreciation expense	$83.8	$45.0	$89.1

(21)	Reflects an increase in the estimated net postretirement benefit cost, based on preliminary estimates of the allocation of the estimated purchase price for Dearborn as discussed in note 10, as follows:

	Year Ended Dec. 31, 2013	Six Months Ended June 30, 2014	Twelve Months Ended June 30, 2014
Increase in net periodic postretirement benefit expense	$4.1	$1.9	$3.9

(22)	Reflects the reduction of interest on Dearborn’s pre-acquisition long-term debt that will be repaid by Severstal U.S. Holding prior to the consummation of the Transactions. Also reflects our pro forma interest expense and the amortization of financing costs over the terms of the corresponding debt. A summary follows:

	Year Ended Dec. 31, 2013	Six Months Ended June 30, 2014	Twelve Months Ended June 30, 2014
Pro forma interest expense(a)	$31.8	$15.8	$31.8
Elimination of Dearborn historical interest expense	(40.3)	(12.5)	(32.2)
Amortization of deferred financing fees(b)	1.7	0.9	1.7

Net increase (decrease) in interest expense	$(6.8)	$4.2	$1.3

(a)	Represents pro forma interest expense calculated using interest rates as of June 30, 2014 for (i) assumed commitment fees for the estimated increase in letters of credit and the increase in the unused balance related to the Credit Facility, assumed interest expense savings on estimated payments of $30.4 on the Credit Facility for part of the financing for the Dearborn Acquisition and (ii) assumed interest rates on the new $430.0 senior unsecured notes. Each one-eighth of one percent change in interest rates would result in (i) less than a $0.1 change in the annual interest expense on additional borrowings on the Credit Facility, and (ii) a $0.5 change in the annual interest expense on the new $430.0 senior unsecured notes. Each $10.0 change in the amount of proceeds from the issuance of common stock would result in a $0.2 change in the annual interest expense on the change in the draw from or payment of borrowings under the Credit Facility.

(b)	Deferred financing fees are amortized over the life of the various debt instruments.

(23)

Reflects an increase for the elimination of the equity loss of Mountain State Carbon as a result of the consolidation of Mountain State Carbon discussed in note 18. Also reflects the decrease in interest income associated with a loan receivable from an affiliate of Severstal U.S. Holdings that will be settled prior to the closing of the Transactions. Also reflects an increase in costs for the increased carrying value of certain assets and liabilities, based on the preliminary estimates of the allocation of the estimated purchase price for Dearborn. A summary follows:

	Year Ended Dec. 31, 2013	Six Months Ended June 30, 2014	Twelve Months Ended June 30, 2014
Elimination of 50% of Mountain State Carbon’s net losses	$16.1	$5.1	$10.1
Elimination of 50% of Mountain State Carbon’s asset impairment	—	44.7	44.7
Decrease in interest income from affiliate note receivable	(7.1)	(3.8)	(7.4)
Increase in carrying value of certain assets and liabilities	(2.5)	(1.2)	(2.4)

Increase in other income (expense)	$6.5	$44.8	$45.0

(24)	The Company has recorded a valuation allowance against a substantial portion of its deferred tax assets and as a result, income tax expense recognized is primarily determined based upon changes in the value of the tax-planning strategy associated with LIFO inventory. As a result, no income tax effect is recognized associated with the pro forma adjustments as any income tax expense or benefit would be offset with a change in the valuation allowance.

(25)	The pro forma weighted-average shares used in calculating pro forma net income (loss) attributable to AK Steel Holding per diluted share of common stock gives effect to the assumed issuance and sale of 35 million shares of AK Steel Holding common stock at a price of $10.01 per share (the closing price on September 3, 2014). For each increase or decrease by one million shares in the number of shares of AK Steel Holding common stock assumed issued and sold, there would be a $0.2 change in the annual interest expense on the change in the draw from or payment of borrowings under the Credit Facility and no material change in net income (loss) attributable to AK Steel Holding common stockholders on a per share basis.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY

You should read this discussion together with the consolidated financial statements, related notes and other financial information incorporated by reference herein, as well as the other information contained in or incorporated by reference into this prospectus supplement. The following discussion may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those described under “Risk Factors” in this prospectus supplement and under similar headings in AK Holding’s subsequently filed Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K, as well as the other risks and uncertainties described in the other documents incorporated by reference into this prospectus supplement. These risks could cause our actual results to differ materially from any future performance suggested below. Accordingly, you should read “Forward-Looking Statements” and “Risk Factors” in this prospectus supplement. Dollars are shown in millions, except per share and per ton amounts or otherwise specifically noted.

Operations Overview

The Company’s operations consist primarily of nine steelmaking and finishing plants and tubular production facilities located in Indiana, Kentucky, Ohio and Pennsylvania. The Company’s operations produce flat-rolled value-added carbon steels, including premium-quality coated, cold-rolled and hot-rolled carbon steel products, and specialty stainless and electrical steels that are sold in sheet and strip form, as well as carbon and stainless steel that is finished into welded steel tubing. These products are sold to the automotive, infrastructure and manufacturing, and distributors and converters markets. The Company sells its carbon products principally to domestic customers. The Company’s electrical and stainless steel products are sold both domestically and internationally. The Company also produces carbon and stainless steel that is finished into welded steel tubing used in the automotive, large truck, industrial and construction markets. The Company’s operations include European trading companies that buy and sell steel and steel products and other materials; AK Coal, which produces metallurgical coal from reserves in Pennsylvania; and a 49.9% equity interest in Magnetation, a joint venture that produces iron ore concentrate from previously-mined ore reserves and that is expected to begin producing iron ore pellets in late third quarter of 2014.

Safety, quality and productivity are the focal points of AK Steel’s operations and the hallmarks of its success. In 2013, the Company experienced another year of outstanding safety performance, tying its best year ever with respect to OSHA-recordable safety injuries. In 2013, the Company continued to lead the steel industry in OSHA-recordable safety performance by a wide margin. The Company also continued to perform extremely well with respect to quality, establishing several all-time company best records for internal quality performances. With respect to productivity, the Company set new yield records at several operating units and plant locations in 2013.

Six Months Ended June 30, 2014 Financial Results Overview

The Company’s results for the first six months of 2014 reflected substantial improvement in a number of key areas compared to the first half of 2013, though several challenges weighed on the Company’s financial results. With respect to improvements, an increase in sales and shipments in the first six months of 2014 was primarily due to continued strength in the automotive market and higher pricing in the carbon spot market. North American light vehicle production continued its upward trend during the first six months of 2014 and the Company’s total sales and shipments to that market also increased compared to the prior year period. Reflecting these positive conditions, net sales and shipments for the first six months of 2014 increased to $2.91 billion and 2,659,600 tons, compared to net sales and shipments of $2.77 billion and 2,613,500 tons in the first half of 2013. The Company’s average selling price also increased in the first six months of 2014 as compared to the first half of 2013, rising to $1,096 from $1,061 as a result of higher prices for shipments to the carbon spot market and a higher value-added product mix. In addition, the Company benefitted in the first six months of 2014 from reduced raw materials prices for coal and coke compared to the first half of 2013.

The improvements during the first six months of 2014 were offset by several challenging conditions. These conditions included an unplanned outage at the Ashland Works blast furnace in February 2014, which resulted in costs of approximately $18.0 million in the first six months of 2014, and by impacts from the extreme winter weather conditions in early 2014. These impacts included increased energy costs for electricity and natural gas and issues with respect to the delivery of iron ore pellets, which caused the Company to incur additional costs for transportation and operations. In addition, the Company incurred higher raw material costs for iron ore and scrap in the first six months of 2014 compared to the first half of 2013. The first six months of 2014 also included $23.4 million in mark-to-market losses on derivatives, principally related to iron ore. However, the Company expects that either its cost for purchasing the commodities associated with its hedging strategies will be reduced in future periods, primarily in the second half of 2014, by an amount similar to the mark-to-market losses recorded in the first half of 2014, or an offsetting unrealized gain will be recognized if the mark-to-market loss on the commodity derivatives reverses before settlement.

On July 19, 2014, the Company signed an agreement to acquire Severstal North America’s integrated steelmaking assets located in Dearborn, Michigan for $700.0 in cash. The Dearborn Acquisition also includes a cokemaking facility and interests in three joint ventures that process flat-rolled steel products. Completion of the Dearborn Acquisition is conditioned upon the satisfaction of customary conditions to closing included in the Purchase Agreement governing the Dearborn Acquisition. Closing of the Dearborn Acquisition is expected to occur concurrently with the consummation of this offering and is a condition to closing of this offering. See “Summary—Dearborn Acquisition,” “The Dearborn Acquisition” and “—Strategic Investments” for additional information on the Dearborn Acquisition.

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

Steel Shipments

Total shipments were 2,659,600 tons and 2,613,500 tons for the six months ended June 30, 2014 and 2013, respectively. The 2% increase for the first half of 2014 compared to the prior year period was attributable principally to higher shipments of carbon steel to the automotive and infrastructure and manufacturing markets. Shipments to the spot market were lower due to the production issues discussed above.

For the six months ended June 30, 2014, value-added products comprised 87.2% of total shipments, compared to 85.6% of total shipments in the six months ended June 30, 2013. The Company continued to focus on maximizing profitability through product mix adjustments based on current and projected market demands—both domestically and internationally. The following table presents net shipments by product line:

	Six months ended June 30,
	2014		2013
	(tons in thousands)
Value-added Shipments
Stainless/electrical	430.0	16.2%	419.5	16.1%
Coated	1,238.3	46.6%	1,216.2	46.5%
Cold-rolled	584.5	22.0%	539.5	20.6%
Tubular	64.4	2.4%	63.0	2.4%

Subtotal value-added shipments	2,317.2	87.2%	2,238.2	85.6%
Non-Value-added Shipments
Hot-rolled	285.6	10.7%	324.1	12.4%
Secondary	56.8	2.1%	51.2	2.0%

Subtotal non value-added shipments	342.4	12.8%	375.3	14.4%

Total shipments	2,659.6	100.0%	2,613.5	100.0%

Sales

For the six months ended June 30, 2014, net sales increased by approximately 5% compared to the six months ended June 30, 2013, and the Company’s average selling price for the six months ended June 30, 2014 was $1,096 per ton, a 3% increase from the Company’s average selling price of $1,061 per ton for the six months ended June 30, 2013, primarily as a result of higher prices for carbon steel products sold to the spot market.

Net sales to customers outside the United States for the six months ended June 30, 2014 totaled $350.6, compared to $368.9 for the six months ended June 30, 2013. Despite a decline in sales in the first quarter of 2014, market demand for electrical steel improved in the second quarter.

Cost of Products Sold

The Company experienced higher input costs for iron ore, carbon scrap and utilities, partly offset by lower costs for coke and coal in the six months ended June 30, 2014 compared to the same period in the prior year. The effects of the extreme cold weather conditions experienced in the first quarter of 2014 continued into the second quarter as the extraordinarily high level of ice coverage on the Great Lakes delayed the start of the 2014 Great Lakes shipping season and slowed the movement of iron ore. As a result, the available supply of iron ore to the steel industry in the second quarter of 2014 was less than had been anticipated and the Company was forced to reduce the production rate at its blast furnaces to match production levels to the available supply of iron ore. The Company also experienced higher transportation costs for the iron ore pellets it received in the second quarter. The Company estimates that the effect of these issues resulted in additional costs of approximately $15.0 in the second quarter of 2014. In addition, the Company’s costs for natural gas and electricity for the six months ended June 30, 2014 included approximately $30.0 of additional costs as a result of the extreme cold weather conditions in the United States during the first quarter of 2014.

Included in cost of products sold for the six months ended June 30, 2014 was an unrealized mark-to-market loss on commodity derivatives of $19.4. The Company uses various derivatives to hedge the price of certain commodities, primarily iron ore and energy. For some of these derivatives, the Company is unable to or does not use hedge accounting treatment under GAAP, but instead records the changes in the values of the derivatives in the statement of operations using mark-to-market accounting. As a result, unrealized gains and losses are recognized in the statement of operations during the period of change in value of the derivative, which is prior to the periods that the underlying exposures being hedged are recognized. However, the Company expects that either its cost for purchasing iron ore and other commodities associated with the hedging strategies will be reduced by a similar amount in future periods, or an offsetting unrealized gain will be recognized if the mark-to-market loss on the derivative reverses before settlement. Thus, the Company believes that the mark-to-market losses recorded in the six months ended June 30, 2014 results are primarily a matter of timing and will be substantially offset in the second half of 2014.

The Company incurred planned maintenance outage costs of $31.9 in the six months ended June 30, 2014, compared to $22.6 in the corresponding period of 2013. A LIFO credit of $4.8 was recorded for the six months ended June 30, 2014, compared to a LIFO credit of $18.4 for the six months ended June 30, 2013.

Selling and Administrative Expenses

Selling and administrative expenses for the six months ended June 30, 2014 were $114.1, compared to $101.8 for the six months ended June 30, 2013. The increase in the six months ended June 30, 2014 compared to the prior year related primarily to a charge of $5.8 for a tentative settlement of certain class action antitrust claims as discussed in Note 7 to the condensed consolidated financial statements and expenses of $1.0 for costs related to the Dearborn Acquisition.

Depreciation

Depreciation expense for the six months ended June 30, 2014 was $97.2, compared to $96.5 for the corresponding period in 2013.

Pension and Other Postretirement Employee Benefit (“OPEB”) Expense (Income)

The Company recorded pension and OPEB income of $50.7 for the six months ended June 30, 2014. Pension and OPEB income was $32.4 for the corresponding period in 2013. The increase in income for the six months ended June 30, 2014 compared to the prior year was largely a result of an increase in the expected return on a greater amount of plan assets and amortization of unrealized gains.

Operating Profit

The Company reported an operating profit of $1.2 in the six months ended June 30, 2014, compared to operating profit of $46.9 in the six months ended June 30, 2013. For the six months ended June 30, 2014, the Company experienced year-over-year increases in costs for energy, iron ore and carbon scrap compared to the same periods in 2013. Further, for the six months ended June 30, 2014, the Company incurred planned maintenance outage costs of $31.9 as compared to $22.6 for the first six months of 2013 and unplanned outage costs of $18.0 as compared to $6.2 for the prior year. Included in operating profit was operating profit related to SunCoke Middletown of $30.6 for the six months ended June 30, 2014, compared to $ $31.9 for the corresponding period in 2013.

Interest Expense

Interest expense for the six months ended June 30, 2014 was $65.4, compared to $63.0 for the same period in 2013. The increase over 2013 was primarily related to higher balances outstanding under the Credit Facility.

Other Income (Expense)

Other income (expense) was $(4.9) for the six months ended June 30, 2014, compared to other income (expense) of $4.3 for the six months ended June 30, 2013. Other income (expense) is primarily related to foreign exchange gains and losses and the Company’s share of income (loss) related to Magnetation. Included in other income (expense) was the Company’s share of income (loss) related to Magnetation of $(3.8) for the six months ended June 30, 2014, and $1.1 for the corresponding period in 2013. The decrease in the Company’s share of income from Magnetation from the prior year period was due primarily to the effects of the extreme cold weather conditions in 2014 and higher depreciation expense related to fixed assets placed in service.

Income Taxes

Income taxes recorded through June 30, 2014 and 2013 were estimated using the discrete method. Current year income taxes are based on the actual year-to-date pre-tax loss through June 30, 2014, as well as the related change in the valuation allowance on deferred tax assets. The Company was unable to estimate pre-tax income for the remainder of 2014 with sufficient precision for purposes of the effective tax rate method, which requires consideration of a projection of full-year income and the expected change in the valuation allowance. The estimated annual effective tax rate method is not reliable due to its sensitivity to small changes to forecasted annual pre-tax earnings and the effect of the Company’s valuation allowance, which create results with significant variations in the customary relationship between income tax expense and pre-tax income for the interim periods. As a result, the Company determined that the use of the discrete method is more appropriate than the annual effective tax rate method. The Company has estimated the change in valuation allowances required based on the year-to-date pre-tax loss and the change in value of the identified tax-planning strategy, which is determined based on year-to-date LIFO income. Included in income tax expense are non-cash charges of

$39.1 for the six months ended June 30, 2014, for changes in the valuation allowance on the Company’s deferred tax assets, compared to $21.8 in the six months ended June 30, 2013.

Net Income (Loss)

As a result of the various factors and conditions described above, the Company reported a net loss attributable to AK Holding for the six months ended June 30, 2014, of $103.2, or $0.76 per diluted share, compared to a net loss of $50.3, or $0.37 per diluted share for the six months ended June 30, 2013.

Adjusted EBITDA

Adjusted EBITDA (as defined below under Non-GAAP Financial Measures) was $61.7, or $23 per ton, and $114.3, or $44 per ton, for the six months ended June 30, 2014 and 2013, respectively. This decline was primarily the result of higher costs incurred in the first quarter of 2014 described above.

Non-GAAP Financial Measures

In certain of its disclosures, the Company has reported adjusted EBITDA and has reported adjusted net income that excludes the effects of unrealized mark-to-market gains (losses) on derivative contracts used to hedge commodity risks. EBITDA is an acronym for earnings before interest, taxes, depreciation and amortization. It is a metric that is sometimes used to compare the results of companies by removing the effects of different factors that might otherwise make comparisons inaccurate or inappropriate. For purposes of this report, the Company has made an adjustment to EBITDA in order to exclude the effect of noncontrolling interests. The adjusted results, although not financial measures under GAAP and not identically applied by other companies, facilitate the ability to analyze the Company’s financial results in relation to those of its competitors and to the Company’s prior financial performance by excluding items that otherwise would distort the comparison. Adjusted EBITDA and adjusted net income are not, however, intended as alternative measures of operating results or cash flow from operations as determined in accordance with GAAP and are not necessarily comparable to similarly titled measures used by other companies.

Neither current shareholders nor potential investors in the Company’s securities should rely on adjusted EBITDA as a substitute for any GAAP financial measure and the Company encourages current and potential investors to review the following reconciliations of net income (loss) attributable to AK Holding to adjusted EBITDA.

Reconciliation of Adjusted EBITDA

	Six months ended June 30,
	2014	2013
Net income (loss) attributable to AK Holding	$(103.2)	$(50.3)
Net income attributable to noncontrolling interests	30.5	31.6
Income tax expense	3.6	6.9
Interest expense	65.4	63.0
Interest income	—	(0.9)
Depreciation	97.2	96.5
Amortization	5.8	6.1

EBITDA	99.3	152.9
Less: EBITDA of noncontrolling interests(a)	37.6	38.6

Adjusted EBITDA	$61.7	$114.3

Adjusted EBITDA per ton	$23	$44

(a)	The reconciliation of EBITDA of noncontrolling interests to net income attributable to noncontrolling interests is as follows:

	Six months ended June 30
	2014	2013
Net income attributable to noncontrolling interests	$30.5	$31.6
Depreciation	7.1	7.0

EBITDA of noncontrolling interests	$37.6	$38.6

2013 Financial Results Overview

An increase in global capacity and new or expanded production capacity in the United States in recent years has resulted in capacity in excess of demand globally, as well as in the Company’s primary markets in North America. This excess capacity, as well as continued challenging domestic and global economic conditions, had a negative impact on the Company’s financial performance. In addition, the Company’s results for 2013 were also adversely affected by the unplanned outage at its Middletown Works blast furnace.

The unplanned outage of the Company’s Middletown Works blast furnace was due to a mechanical failure in the charging apparatus internal to the furnace which occurred on June 22, 2013. The Company completed repairs and restarted the blast furnace on July 12, 2013. Initially, it appeared that the blast furnace had returned to full production, but lingering problems arose that delayed the furnace from consistently performing at that level. The Company took a short outage of the blast furnace in October 2013 to address the problems that were preventing the furnace from returning to its planned production level. The furnace was back to full production in the fourth quarter. The Company maintains property damage and business interruption insurance, which covered a significant portion of the losses associated with this unplanned outage. In 2013 the Company recognized $22.3 of net losses associated with the unplanned outage after partial insurance recovery of $14.6. No significant losses related to the unplanned outage are expected to be recognized in 2014.

The challenging conditions that affected the Company’s results included a slow and uneven economic recovery in the United States and in other parts of the world, continued weakness and greater uncertainty with regard to the economies of Western Europe caused by currency, debt and austerity issues, and a significant global oversupply of steel relative to demand. As a result of this excess capacity, there was increased competition in the United States from imports and from domestic producers. These conditions had the effect of suppressing pricing for most of the Company’s steel products, particularly early in the year. Despite this suppressed pricing for finished steel products, input costs remained disproportionately high for certain raw materials due to strong demand from China. Toward the end of the second quarter, the Company began to see some increases in carbon steel spot market pricing and this continued in the second half of the year. However, the Company was not able to realize the full benefit of this increase in pricing because of the effects of the unplanned outage at its Middletown Works blast furnace. That outage caused limitations on the Company’s capacity for shipments and delays in meeting customer orders during the second half of the year. After the Middletown Works blast furnace was returned to service, the Company honored its commitments to customers for lower-priced orders placed prior to the unplanned outage and, as a result, a portion of its shipments were at prices lower than the then-prevailing market price. The Company also continued to experience a decline in electrical steel pricing during the year, particularly with regard to international sales, as a result of the weak global economic conditions and increased global production capacity.

Reflecting this business environment and the now-overcome operational challenges, the Company’s net sales declined by approximately 6% from 2012. This was principally attributable to a decline in average selling prices compared to 2012, combined with an approximate 3% decline in shipments. The Company’s average selling price for 2013 was $1,056 per ton, a decrease of approximately 3% from the Company’s average selling price of $1,092 per ton for 2012. However, the Company benefited from lower raw material costs, primarily for carbon scrap, iron ore, coal and coke. The benefit of the lower raw material costs, however, could not overcome the negative effect of the overall economic, business and tax conditions faced by the Company in 2013.

As a result of the aggregate effect of the challenging business conditions and the unplanned blast furnace outage, the Company reported a net loss of $46.8, or $0.34 per diluted share of common stock, in 2013. The Company also reported adjusted EBITDA of $255.0, or $48 per ton. Reconciliations for the non-GAAP financial measures presented in this paragraph are provided in the Non-GAAP Financial Measures section of this report.

There were some bright spots in 2013. Year-over-year, the Company experienced improved demand for steel sold to the automotive market. North American light vehicle production, which has been on an upward trend, continued to improve compared to prior year periods and the Company’s total sales and shipments to that market also increased compared to the prior year. In addition, housing starts in the United States showed improvement compared to prior year periods. Both of these key markets for the Company appear poised for further gains in 2014. With respect to raw materials, the Company saw substantial progress in its strategic investments in Magnetation and AK Coal. AK Coal began its mining activities in mid-2013 and started ramping up production. Magnetation received the permits to begin construction of its pellet plant and made significant progress with that construction. Although the Company is reporting a net loss in 2013, the 2013 financial results were substantially improved over the Company’s 2012 results. In addition, during 2013, the Company’s pension and other postretirement benefit obligations declined by $719.0 as a result of cash payments of $285.3 from the Company for benefit payments and as contributions to the pension and VEBA trusts, strong asset returns on pension assets and higher interest rates used to determine the present value of the obligations. The Company believes that these positive developments in 2013, which contributed to a profitable fourth quarter, have laid the foundation for continued improvement by the Company in 2014 compared to 2013.

2013 Compared to 2012

Steel Shipments

Steel shipments in 2013 were 5,275,900 tons, down approximately 3% from shipments of 5,431,300 tons in 2012. The reduction in overall shipments in 2013 compared to 2012 was principally the result of excess global steel capacity and the effect of the unplanned outage at the Middletown Works blast furnace. As spot market pricing declined in early 2013, the Company took steps to reduce its spot market sales of non value-added steel. These factors resulted in an increase in the Company’s value-added shipments as a percent of total volume shipped to 85.9% in 2013 compared to 83.4% in 2012. Tons shipped by product category for 2013 and 2012, and as a percent of total shipments, were as follows:

	2013		2012
	(tons in thousands)
Value-added Shipments
Stainless/electrical	822.1	15.6%	849.1	15.6%
Coated	2,469.6	46.8%	2,409.4	44.4%
Cold-rolled	1,115.9	21.2%	1,138.7	21.0%
Tubular	122.2	2.3%	132.0	2.4%

Subtotal value-added shipments	4,529.8	85.9%	4,529.2	83.4%
Non-Value-added Shipments
Hot-rolled	643.5	12.2%	767.6	14.1%
Secondary	102.6	1.9%	134.5	2.5%

Subtotal non value-added shipments	746.1	14.1%	902.1	16.6%

Total shipments	5,275.9	100.0%	5,431.3	100.0%

Net Sales

Net sales in 2013 were $5,570.4, down 6% from net sales of $5,933.7 in 2012. The decrease resulted primarily from lower selling prices in 2013 compared to 2012 and a lower volume of shipments. The average selling price was $1,056 per net ton in 2013, a decrease of 3% compared to $1,092 per net ton in 2012. The Company has variable-pricing mechanisms with most of its contract customers, under which price adjustments are permitted during the term of the contract. However, to the extent such pricing adjustments are triggered by changes in raw material costs, an adjustment is not permitted in some cases until the raw material price is outside pre-agreed parameters. The Company had such variable-pricing mechanisms with respect to approximately 91% of its contract shipments in 2013, compared to 94% in 2012.

Net sales to customers outside the United States were $708.0, or 13% of total sales, for 2013, compared to $856.7, or 14% of total sales, for 2012. A majority of the revenue from sales outside the United States is associated with electrical and stainless steel products.

The following table sets forth the percentage of the Company’s net sales attributable to each of its markets:

	2013	2012
Market
Automotive	51%	45%
Infrastructure and Manufacturing	20%	23%
Distributors and Converters	29%	32%

Cost of Products Sold

Cost of products sold in 2013 and 2012 was $5,107.8 and $5,539.1, respectively. Cost of products sold for 2013 was lower primarily as a result of lower shipments and lower costs for carbon scrap, iron ore, coal, coke and energy. The benefit of these lower raw materials costs was partially offset by higher outage and operating costs associated with the unplanned Middletown Works blast furnace outage. Also, the Company recorded a LIFO credit of $38.5 in 2013 compared to a LIFO credit of $89.0 in 2012. As noted above, the results for 2013 also include expenses of $22.3 for costs related to the unplanned blast furnace outage. Expenses for planned outages were $28.3 and $31.1 in 2013 and 2012, respectively.

Selling and Administrative Expense

The Company’s selling and administrative expense decreased to $205.3 in 2013 from $208.7 in 2012. The decrease was primarily the result of lower stock compensation costs.

Depreciation Expense

Depreciation expense was $190.1 in 2013 and $192.0 in 2012.

Pension and Other Postretirement Employee Benefit (“OPEB”) Expense (Income)

The Company recorded pension and OPEB income of $68.6 in 2013 compared to income of $35.3 in 2012. The increase in income in 2013 was largely a result of a decrease in the interest cost on the Company’s pension and OPEB obligations.

The Company recognizes into its results of operations, as a “corridor” adjustment, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets. Amounts inside this 10% corridor are amortized over the plan participants’ life expectancy. The effect of prevailing interest rates on the discount rate used to value projected plan obligations as of the December 31 measurement date and actual return on plan assets compared to the expected return are two of the more important factors used to determine the Company’s year-end liability, corridor adjustment and subsequent year’s expense for these benefit plans. Under the Company’s method of accounting for pension and other postretirement benefit plans, it incurred a pre-tax pension corridor charge of $157.3 in 2012, but did not incur a corridor charge in 2013. Although ultimately the pension and OPEB obligations will be settled in cash, there was no cash requirement during the period in which the charge was recorded.

Operating Profit (Loss)

The Company reported operating profit for 2013 of $135.8, compared to an operating loss of $128.1 for 2012. Included in the 2012 loss was a pre-tax pension corridor charge of $157.3. Also included was operating profit related to SunCoke Middletown of $64.3 and $46.0 for 2013 and 2012, respectively.

Interest Expense

The Company’s interest expense for 2013 and 2012 was $127.4 and $86.7, respectively. The year-over-year increase was primarily related to the late 2012 issuance of indebtedness with interest rates higher than the interest rate on the revolver borrowings outstanding prior to the issuance.

Other Income (Expense)

The Company reported other expense of $(1.4) for 2013 and other income of $6.2 for 2012. Included in other income (expense) was the Company’s share of income (loss) related to Magnetation of $(4.9) and $7.7 for 2013 and 2012, respectively. The remaining balance of other income (expense) is principally attributable to foreign exchange gains or losses. The decrease in the Company’s share of income from Magnetation from the prior year period was due primarily to uncapitalized interest expense incurred on debt raised by Magnetation, principally for the purpose of constructing its pellet plant and additional iron ore concentrate capacity, and to mark-to-market losses on iron ore derivative contracts that Magnetation entered into to partially hedge its cash flows to support the debt service during the construction phase of the pellet plant.

Income Taxes

In 2013, the Company recorded an income tax benefit of $10.4 compared to income tax expense of $790.0 in 2012. Included in the income tax benefit for 2013 are non-cash charges of $14.4 for changes in the valuation allowance on the Company’s deferred tax assets. The Company recorded a non-cash charge of $865.5 in 2012 for an adjustment of the valuation allowance because of the change in judgment about the realizability of the deferred tax assets. While accounting rules specify that the deferred tax assets must be written down to the amount supported by a tax-planning strategy and the future reversal of the Company’s deferred tax liabilities, this accounting treatment has no effect on the ability of the Company to use the loss carryforwards and tax credits in the future to reduce cash tax payments. For a more detailed discussion on the valuation allowance, see Note 4 to the consolidated financial statements.

In the first quarter of 2013, SunCoke completed an initial public offering of an affiliate, SunCoke Energy Partners, L.P., a master limited partnership. As a result of a change in the legal structure of the SunCoke entities that own SunCoke Middletown made in connection with the offering, income taxes are no longer allocated to net income attributable to SunCoke Middletown beginning in the first quarter of 2013. Thus, effective January 1, 2013, the Company’s income tax provision no longer includes the effect of that allocation. However, for 2012, the consolidated income tax provision included $17.6 associated with SunCoke Middletown. Neither the former tax allocation nor the January 1, 2013 change eliminating that allocation had any effect on the net income (loss) attributable to AK Holding in any period.

Net Income (Loss) and Adjusted Net Income (Loss)

The Company’s net loss attributable to AK Holding in 2013 was $46.8, or $0.34 per diluted share, compared to $1,027.3, or $9.06 per diluted share, in 2012. The net loss in 2012 included a pre-tax pension corridor charge of $157.3, or $0.86 per diluted share. Included in the net loss attributable to AK Holding for 2013 and 2012, was $14.4, or $0.10 per diluted share, and $865.5, or $7.63 per diluted share, respectively, for the non-cash charge attributable to the change in the valuation allowance on the Company’s deferred tax assets referred to in Income Taxes above. Excluding the pension corridor charge in 2012 and the non-cash income tax charges, the Company had an adjusted net loss of $32.4, or $0.24 per diluted share, for 2013 compared to an adjusted net loss of $64.4, or $0.57 per diluted share, for 2012.

Adjusted EBITDA

Adjusted EBITDA (as defined below under Non-GAAP Financial Measures) was $255.0, or $48 per ton, and $181.2, or $33 per ton, for 2013 and 2012, respectively.

Non-GAAP Financial Measures

In certain of its disclosures, the Company has reported adjusted EBITDA and adjusted net income (loss) that exclude the effects of a pension corridor charge and a deferred tax asset valuation allowance charge. Management believes that reporting adjusted net income (loss) attributable to AK Holding (as a total and on a per share basis) with these items excluded more clearly reflects the Company’s current operating results and provides investors with a better understanding of the Company’s overall financial performance.

EBITDA is an acronym for earnings before interest, taxes, depreciation and amortization. It is a metric that is sometimes used to compare the results of different companies by removing the effects of different factors that might otherwise make comparisons inaccurate or inappropriate. For purposes of this report, the Company has made adjustments to EBITDA in order to exclude the effect of noncontrolling interests and pension corridor accounting charges. The adjusted results, although not financial measures under generally accepted accounting principles in the United States (“GAAP”) and not identically applied by other companies, facilitate the ability to analyze the Company’s financial results in relation to those of its competitors and to the Company’s prior financial performance by excluding items that otherwise would distort the comparison. Adjusted EBITDA and adjusted net income (loss) are not, however, intended as alternative measures of operating results or cash flow from operations as determined in accordance with GAAP and are not necessarily comparable to similarly titled measures used by other companies. Also, with respect to the deferred tax valuation allowance charge, this was a non-cash charge related to the reduction in the amount of deferred tax assets deemed realizable by accounting standards and has no effect on the ability of the Company to use the loss carryforwards and tax credits in the future to reduce cash tax payments.

The Company recognizes in its results of operations, as a corridor adjustment, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets. Amounts inside this 10% corridor are amortized over the plan participants’ life expectancy. The need for a corridor charge is considered at any remeasurement date, but has historically only been recorded in the fourth quarter at the time of the annual remeasurement. After excluding the corridor charge, the remaining pension expense included in the non-GAAP measure is comparable to the accounting for pension expense on a GAAP basis in the first three quarters of the year and Management believes this is useful to investors in analyzing the Company’s results on a quarter-to-quarter basis, as well as analyzing the Company’s results on a year-to-year basis. As a result of the Company’s corridor method of accounting, the Company’s subsequent financial results on both a GAAP and a non-GAAP basis do not contain any amortization of prior period actuarial gains or losses that exceeded the corridor threshold because those amounts were immediately recognized as a corridor adjustment in the period incurred. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the benefit plans, or when the assumptions change, as they may each year when a valuation is performed. The two most significant of those assumptions are the discount rate used to value projected plan obligations and the rate of return on plan assets. In addition, changes in other actuarial assumptions and the degree by which the unrealized gains or losses are within the corridor threshold prior to remeasurement will affect the calculation of the corridor adjustment. The effect of prevailing interest rates on the discount rate as of the December 31 measurement date and actual return on plan assets compared to the expected return will have a significant impact on the determination of the Company’s year-end liability, corridor adjustment and subsequent year’s expense for these benefit plans. For example, the corridor charge for 2012 was driven by actuarial losses caused primarily by (i) a decrease in the discount rate assumption used to determine the current year pension liabilities from 4.74% at December 31, 2011 to 3.85% at December 31, 2012 (an actuarial loss of approximately $280.0) and (ii) changes in mortality assumptions partially offset by (iii) the net effect of the difference between the expected return on assets of 8.0% ($188.3) and the actual return on assets of 14.8% ($347.8) (netting to an actuarial gain of $159.5). The Company believes that the corridor method of accounting for pension and other postretirement obligations is rarely used by other publicly traded companies. However, because different approaches are used in recognizing actuarial gains and losses, the Company’s resulting pension expense on a GAAP basis or a non-GAAP basis may not be comparable to other companies’ pension expense on a GAAP basis. Although the corridor charge reduces reported operating and net income, it does not affect the Company’s cash flows in the current period. However, the pension obligation will be ultimately settled in cash.

Neither current shareholders nor potential investors in the Company’s securities should rely on adjusted EBITDA or adjusted net income (loss) as a substitute for any GAAP financial measure and the Company encourages investors and potential investors to review the following reconciliations of net income (loss) attributable to AK Holding to adjusted EBITDA and adjusted net income (loss).

Reconciliation of Adjusted Net Income (Loss)

	2013	2012
Reconciliation to Net Income (Loss) Attributable to AK Steel Holding
Adjusted net income (loss) attributable to AK Steel Holding Corporation	$(32.4)	$(64.4)
Pension corridor charge (net of tax)	—	(97.4)
Non-cash income tax charge from change in deferred tax asset valuation allowance	(14.4)	(865.5)

Net income (loss) attributable to AK Steel Holding Corporation, as reported	$(46.8)	$(1,027.3)

Reconciliation to Basic and Diluted Earnings (Loss) per Share
Adjusted basic and diluted earnings (loss) per share	$(0.24)	$(0.57)
Pension corridor charge	—	(0.86)
Non-cash income tax charge from change in deferred tax asset valuation allowance	(0.10)	(7.63)

Basic and diluted earnings (loss) per share, as reported	$(0.34)	$(9.06)

Reconciliation of Adjusted EBITDA

	2013	2012
Net income (loss) attributable to AK Holding	$(46.8)	$(1,027.3)
Net income (loss) attributable to noncontrolling interests	64.2	28.7
Income tax expense (benefit)	(10.4)	790.0
Interest expense	127.4	86.7
Interest income	(1.1)	(0.4)
Depreciation	190.1	192.0
Amortization	9.9	14.2

EBITDA	333.3	83.9
Less: EBITDA of noncontrolling interests(a)	78.3	60.0
Pension corridor charge	—	157.3

Adjusted EBITDA	$255.0	$181.2

Adjusted EBITDA per ton	$48	$33

(a)	The reconciliation of EBITDA of noncontrolling interests to net income attributable to noncontrolling interests is as follows:

	2013	2012
Net income (loss) attributable to noncontrolling interests	$64.2	$28.7
Income tax expense (benefit)	—	17.6
Depreciation	14.1	13.7

EBITDA of noncontrolling interests	$78.3	$60.0

2012 Compared to 2011

Steel Shipments

Steel shipments in 2012 were 5,431,300 tons, down approximately 5% from shipments of 5,698,800 tons in 2011. The reduction in overall shipments in 2012 compared to 2011 was principally the result of a decline in demand caused from general economic weakness and uncertainty. As spot market pricing declined in 2012, the Company took steps to reduce its spot market sales of non value-added steel. This resulted in a slight increase in the Company’s value-added shipments as a percent of total volume shipped to 83.4% in 2012 compared to 82.1% in 2011. Tons shipped by product category for 2012 and 2011, and as a percent of total shipments, were as follows:

	2012		2011
	(tons in thousands)
Value-added Shipments
Stainless/electrical	849.1	15.6%	900.3	15.8%
Coated	2,409.4	44.4%	2,441.5	42.9%
Cold-rolled	1,138.7	21.0%	1,204.1	21.1%
Tubular	132.0	2.4%	130.1	2.3%

Subtotal value-added shipments	4,529.2	83.4%	4,676.0	82.1%
Non Value-added Shipments
Hot-rolled	767.6	14.1%	873.5	15.3%
Secondary	134.5	2.5%	149.3	2.6%

Subtotal non value-added shipments	902.1	16.6%	1,022.8	17.9%

Total shipments	5,431.3	100.0%	5,698.8	100.0%

Net Sales

Net sales in 2012 were $5,933.7, down 8% from net sales of $6,468.0 in 2011. The decrease resulted primarily from lower selling prices in 2012 compared to 2011 and a lower volume of shipments. The average selling price was $1,092 per net ton in 2012, a decrease of 3% compared to $1,131 per net ton in 2011. The Company has variable-pricing mechanisms with most of its contract customers, under which a portion of both rising and falling commodity costs are passed through to the customer or the prices are adjusted based on a published steel price index during the life of the contract. The Company had such variable-pricing mechanisms with respect to approximately 94% of its contract shipments in 2012 compared to 93% in 2011.

Net sales to customers outside the United States were $856.7, or 14% of total sales, for 2012, compared to $946.4, or 15% of total sales, for 2011. A majority of the revenue from sales outside of the United States is associated with electrical and stainless steel products.

The following table sets forth the percentage of the Company’s net sales attributable to each of its markets:

	2012	2011
Market
Automotive	45%	36%
Infrastructure and Manufacturing	23%	24%
Distributors and Converters	32%	40%

Cost of Products Sold

Cost of products sold in 2012 and 2011 were $5,539.1 and $6,036.8, respectively. Cost of products sold for 2012 was lower primarily as a result of lower shipments and lower costs for carbon scrap, iron ore and energy, partly offset by higher coke costs. Also, the Company recorded a LIFO credit of $89.0 in 2012 compared to a LIFO charge of $9.8 in 2011.

Selling and Administrative Expense

The Company’s selling and administrative expense decreased to $208.7 in 2012 from $215.4 in 2011. The decrease was primarily the result of actions taken by the Company to reduce costs, including reduced spending for legal fees, outside consultants and outside services.

Depreciation Expense

Depreciation expense increased to $192.0 in 2012 from $185.0 in 2011. The increase was the result of a full year of depreciation attributable to the SunCoke Middletown plant, which had started up in the fourth quarter of 2011, partially offset by a reduction in depreciation of certain older assets that had become fully depreciated during 2011. The year-over-year comparison also is affected by the impact of the shutdown of the Ashland coke plant in 2011, which reduced the Company’s depreciation expense in 2012.

Pension and Other Postretirement Employee Benefit (“OPEB”) Expense (Income)

The Company recorded pension and OPEB income of $35.3 in 2012 compared to income of $36.0 in 2011. This small reduction in income in 2012 was largely a result of a decrease in the interest cost on the Company’s pension and OPEB obligations, offset by an increase in the pension expense attributable to a decision by the Company to decrease its expected long-term rate of return on plan assets.

The Company recognizes into its results of operations, as a “corridor” adjustment, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets. Amounts inside this 10% corridor are amortized over the plan participants’ life expectancy. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the benefit plans, or when the assumptions change, as they may each year when a valuation is performed. The effect of prevailing interest rates on the discount rate used to value projected plan obligations as of the December 31 measurement date and actual return on plan assets compared to the expected return are two of the more important factors used to determine the Company’s year-end liability, corridor adjustment and subsequent year’s expense for these benefit plans. Under the Company’s method of accounting for pension and other postretirement benefit plans, it incurred pre-tax pension corridor charges of $157.3 and $268.1 in 2012 and 2011, respectively. Although ultimately the pension and OPEB obligations will be settled in cash, there was no cash requirement during the periods in which the charges were recorded.

Operating Profit (Loss)

The Company reported an operating loss for 2012 of $128.1, compared to an operating loss of $201.3 for 2011. Included in both the 2012 and 2011 losses were pre-tax pension corridor charges of $157.3 and $268.1, respectively. Also included was an operating profit (loss) related to SunCoke Middletown of $46.0 and $(7.8) for 2012 and 2011, respectively.

Interest Expense

The Company’s interest expense for 2012 and 2011 was $86.7 and $47.5, respectively. The year-over-year increase was attributable to an increase in borrowings under the revolving credit agreement in 2012 versus 2011 and interest on the additional long-term debt issued in 2012.

Other Income (Expense)

The Company reported other income of $6.2 for 2012 and other expense of $(5.3) for 2011. Included in other income (expense) was the Company’s share of income related to Magnetation of $7.7 for 2012. The balance of other income (expense) is principally attributable to foreign exchange gains or losses.

Income Taxes

In 2012, the Company had an income tax expense of $790.0 compared to income tax benefit of $94.0 in 2011. Included in income tax expense for 2012 are non-cash charges of $865.5 for changes in the valuation allowance on the Company’s deferred tax assets. While accounting rules specify that the deferred tax assets must be written down to the amount supported by a tax-planning strategy and the future reversal of the Company’s deferred tax liabilities, this accounting treatment has no effect on the ability of the Company to use the loss carryforwards and tax credits in the future to reduce cash tax payments. For a more detailed discussion on the valuation allowance, see Note 4 to the consolidated financial statements.

Net Income (Loss) and Adjusted Net Income (Loss)

The Company’s net loss attributable to AK Holding in 2012 was $1,027.3, or $9.06 per diluted share, compared to $155.6, or $1.41 per diluted share, in 2011. The net loss in 2012 included a pretax pension corridor charge of $157.3 or $0.86 per diluted share, compared to a pre-tax corridor charge of $268.1, or $1.50 per diluted share, in 2011. Included in the net loss attributable to AK Holding for 2012, was $865.5, or $7.63 per diluted share, for the non-cash charge attributable to the change in the valuation allowance on the Company’s deferred tax assets referred to in Income Taxes above. Excluding the pension corridor charge and the non-cash income tax charge, the Company had an adjusted net loss of $64.4, or $0.57 per diluted share, for 2012.

Adjusted EBITDA

Adjusted EBITDA (as defined below under Non-GAAP Financial Measures) was $181.2, or $33 per ton, and $265.7, or $47 per ton, for 2012 and 2011, respectively.

Non-GAAP Financial Measures

In certain of its disclosures, the Company has reported adjusted EBITDA and adjusted net income (loss) that exclude the effects of a pension corridor charge and a deferred tax asset valuation allowance charge. Management believes that reporting adjusted net income (loss) attributable to AK Holding (as a total and on a per share basis) with these items excluded more clearly reflects the Company’s current operating results and provides investors with a better understanding of the Company’s overall financial performance.

EBITDA is an acronym for earnings before interest, taxes, depreciation and amortization. It is a metric that is sometimes used to compare the results of different companies by removing the effects of different factors that might otherwise make comparisons inaccurate or inappropriate. For purposes of this report, the Company has made adjustments to EBITDA in order to exclude the effect of noncontrolling interests and pension corridor accounting charges. The adjusted results, although not financial measures under GAAP and not identically applied by other companies, facilitate the ability to analyze the Company’s financial results in relation to those of its competitors and to the Company’s prior financial performance by excluding items that otherwise would distort the comparison. Adjusted EBITDA and adjusted net income (loss) are not, however, intended as alternative measures of operating results or cash flow from operations as determined in accordance with GAAP and are not necessarily comparable to similarly titled measures used by other companies. Also, with respect to the deferred tax valuation allowance charge, this was a non-cash charge related to the reduction in the amount of deferred tax assets deemed realizable by accounting standards and has no effect on the ability of the Company to use the loss carryforwards and tax credits in the future to reduce cash tax payments.

The Company recognizes in its results of operations, as a corridor adjustment, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets. Amounts inside this 10% corridor are amortized over the plan participants’ life expectancy. The need for a corridor charge is considered at any remeasurement date, but has historically only been recorded in the fourth quarter at the time of the annual remeasurement. After excluding the corridor charge, the remaining pension expense included in the non-GAAP measure is comparable to the accounting for pension expense on a GAAP basis in the first three quarters of the year and Management believes this is useful to investors in analyzing the Company’s results on a quarter-to-quarter basis, as well as analyzing the Company’s results on a year-to-year basis. As a result of the Company’s corridor method of accounting, the Company’s subsequent financial results on both a GAAP and a non-GAAP basis do not contain any amortization of prior period actuarial gains or losses that exceeded the corridor threshold because those amounts were immediately recognized as a corridor adjustment in the period incurred. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the benefit plans, or when the assumptions change, as they may each year when a valuation is performed. The two most significant of those assumptions are the discount rate used to value projected plan obligations and the rate of return on plan assets. In addition, changes in other actuarial assumptions and the degree by which the unrealized gains or losses are within the corridor threshold prior to remeasurement will affect the calculation of the corridor adjustment. The effect of prevailing interest rates on the discount rate as of the December 31 measurement date and actual return on plan assets compared to the expected return will have a significant impact on the determination of the Company’s year-end liability, corridor adjustment and subsequent year’s expense for these benefit plans. For example, the corridor charge for 2012 was driven by actuarial losses caused primarily by (i) a decrease in the discount rate assumption used to determine the current year pension liabilities from 4.74% at December 31, 2011 to 3.85% at December 31, 2012 (an actuarial loss of approximately $280.0) and (ii) changes in mortality assumptions partially offset by (iii) the net effect of the difference between the expected return on assets of 8.0% ($188.3) and the actual return on assets of 14.8% ($347.8) (netting to an actuarial gain of $159.5). The Company believes that the corridor method of accounting for pension and other postretirement obligations is rarely used by other publicly traded companies. However, because different approaches are used in recognizing actuarial gains and losses, the Company’s resulting pension expense on a GAAP basis or a non-GAAP basis may not be comparable to other companies’ pension expense on a GAAP basis. Although the corridor charge reduces reported operating and net income, it does not affect the Company’s cash flows in the current period. However, the pension obligation will be ultimately settled in cash.

Neither current shareholders nor potential investors in the Company’s securities should rely on adjusted EBITDA or adjusted net income (loss) as a substitute for any GAAP financial measure and the Company encourages investors and potential investors to review the following reconciliations of net income (loss) attributable to AK Holding to adjusted EBITDA and adjusted net income (loss).

Reconciliation of Adjusted Net Income (Loss)

2012
Reconciliation to Net Income (Loss) Attributable to AK Steel Holding
Adjusted net income (loss) attributable to AK Steel Holding Corporation	$(64.4)
Pension corridor charge (net of tax)	(97.4)
Non-cash income tax charge from change in deferred tax asset valuation allowance	(865.5)

Net income (loss) attributable to AK Steel Holding Corporation, as reported	$(1,027.3)

Reconciliation to Basic and Diluted Earnings (Loss) per Share
Adjusted basic and diluted earnings (loss) per share	$(0.57)
Pension corridor charge	(0.86)
Non-cash income tax charge from change in deferred tax asset valuation allowance	(7.63)

Basic and diluted earnings (loss) per share, as reported	$(9.06)

Reconciliation of Adjusted EBITDA

	2012	2011
Net income (loss) attributable to AK Holding	$(1,027.3)	$(155.6)
Net income (loss) attributable to noncontrolling interests	28.7	(4.5)
Income tax expense (benefit)	790.0	(94.0)
Interest expense	86.7	47.5
Interest income	(0.4)	(0.5)
Depreciation	192.0	185.0
Amortization	14.2	14.1

EBITDA	83.9	(8.0)
Less: EBITDA of noncontrolling interests(a)	60.0	(5.6)
Pension corridor charge	157.3	268.1

Adjusted EBITDA	$181.2	$265.7

Adjusted EBITDA per ton	$33	$47

(a)	The reconciliation of EBITDA of noncontrolling interests to net income (loss) attributable to noncontrolling interests is as follows:

	2012	2011
Net income (loss) attributable to noncontrolling interests	$28.7	$(4.5)
Income tax expense (benefit)	17.6	(2.7)
Depreciation	13.7	1.6

EBITDA of noncontrolling interests	$60.0	$(5.6)

Liquidity and Capital Resources

In March 2014, AK Steel entered into a new $1.1 billion credit facility with a group of lenders (the “Credit Facility”). The new credit facility, which expires in March 2019, replaced AK Steel’s prior $1.1 billion asset-backed revolving credit facility, which was set to expire in April 2016, and is secured by the same classes of assets as the $1.1 billion asset-backed revolving credit facility. The new credit facility contains common restrictions similar to the prior $1.1 billion asset-backed revolving credit facility, including limitations on, among other things, distributions and dividends, acquisitions and investments, indebtedness, liens and affiliate transactions. References to the Credit Facility prior to March 17, 2014 refer to the prior $1.1 billion asset-backed revolving credit facility and references to the Credit Facility after March 17, 2014 refer to the new $1.1 billion credit facility. Availability is calculated as the lesser of the Credit Facility commitments or the Company’s eligible collateral after advance rates, less outstanding revolver borrowings and letters of credit. The Company’s obligations under the Credit Facility are secured by its inventory and accounts receivable, and availability under the Credit Facility fluctuates monthly based on the varying levels of eligible collateral. The Credit Facility provides the Company with enhanced liquidity and greater financial and strategic flexibility. The Credit Facility includes a separate “first-in, last-out”, or “FILO” tranche, which allows the Company to maximize its eligible collateral at higher advance rates. The Credit Facility requires maintenance of a minimum fixed charge coverage ratio of 1.00 to 1.00 if availability under the Credit Facility is less than $110.0 million. Currently, the availability under the Credit Facility significantly exceeds $110.0. The Company’s Credit Facility contains restrictions on, among other things, distributions and dividends, acquisitions and investments, indebtedness, liens and affiliated transactions. The Company is in compliance with its Credit Facility covenants and, absent the occurrence of unexpected adverse events, expects that it will remain in compliance for the foreseeable future. The Company intends to use the Credit Facility for working capital and general corporate purposes and does not expect the Credit Facility’s restrictions to affect or limit its ability to conduct its business in the ordinary course. In April 2014, in order to provide additional collateral to the borrowing base and increase the Company’s availability under the Credit Facility, thereby enhancing its liquidity, the Company added AK Tube LLC and AK Steel Properties, Inc., both 100%-owned subsidiaries, as guarantors under the Credit Facility, in addition to the existing guarantor, AK Holding. At June 30, 2014, the Company’s eligible collateral, after application of applicable advance rates, was $1,100.0. As of June 30, 2014, there were outstanding Credit Facility borrowings of $530.0. Availability as of June 30, 2014 was further reduced by $67.5 of outstanding letters of credit, resulting in remaining availability of $502.5. During the six-month period ended June 30, 2014, utilization of the Credit Facility ranged from $90.0 to $590.0, with outstanding borrowings averaging $348.2 per day.

Upon the closing of the Dearborn Acquisition, the Company intends to amend its Credit Facility to, among other things, increase the aggregate principal amount of commitments under the Credit Facility by up to $400 million, in order to provide additional liquidity, increase availability thresholds and amend certain covenants to increase the operational flexibility of AK Steel and its subsidiaries. The amended Credit Facility will be secured by the same classes of assets, including certain acquired assets of Dearborn, and will contain common restrictions, including limitations on, among other things, distributions and dividends, acquisitions and investments, indebtedness, liens and affiliate transactions. At June 30, 2014, after giving effect to the Dearborn Acquisition and this offering, the concurrent offering of shares of AK Holding’s common stock, the application of the proceeds and the amendment of the Credit Facility, we would have had outstanding borrowings of $499.6 million and $70.5 million of outstanding letters of credit under our Credit Facility, resulting in remaining availability of $907.8 million (subject to customary borrowing conditions, including a borrowing base).

Cash used by operations totaled $110.2 for the year ended December 31, 2013. This total included cash generated by SunCoke Middletown of $82.6, which can only be used by SunCoke Middletown for its operations or for distribution to its equity owners. Significant uses of cash included pension contributions of $181.1, contributions of $30.8 to the VEBA Trusts established as part of the Butler and Zanesville retiree settlements, and pension and OPEB benefit payments of $73.4. In July 2013, the Company made payments to VEBA trusts pursuant to settlements of class actions filed on behalf of certain retirees from the Company’s Butler Works and Zanesville Works relating to the Company’s OPEB obligations to such retirees. For a more detailed discussion of the pension and VEBA contributions, see Employee Benefit Obligations. These and other cash uses during the year were partially offset by cash generated from normal business activities. Working capital was a slight source of cash for the year with higher sales activity at the end of the year causing an increase in accounts receivable, which was mostly offset by an increase in accounts payable.

Cash used by operations totaled $331.1 for the six months ended June 30, 2014. This total included cash generated by SunCoke Middletown of $32.6, which can only be used by SunCoke Middletown for its operations or distributed to SunCoke. Primary uses of cash were $112.4 for pension contributions, $34.7 for OPEB payments (net of Medicare subsidy reimbursements), an increase in working capital of $162.4, with the remainder used to fund interest payments and normal business activities. The increase in working capital primarily was the result of seasonal inventory fluctuations and an increase in accounts receivable from strong June sales. An increase in accounts payable due to higher inventory levels partially offset this use of cash.

The Company believes that its current sources of liquidity will be adequate to meet its obligations for the foreseeable future. Future liquidity requirements for employee benefit plan contributions, scheduled debt maturities, debt redemptions and capital investments are expected to be funded by internally-generated cash and other financing sources. To the extent, if at all, that the Company would need to fund any of its working capital or planned capital investments other than through internally-generated cash, the Company has available its Credit Facility. The Company has no significant scheduled debt maturities until December 2018, when its $380.0 of 2018 Notes are due. In addition, the Company’s Credit Facility expires in March 2019 and any amounts outstanding under it at that time would need to be repaid or refinanced. The Company’s forward-looking statements on liquidity are based on currently available information and expectations and, to the extent the information or expectations are inaccurate or conditions deteriorate, there could be a material adverse effect on the Company’s liquidity.

As to longer-term obligations, the Company has significant debt maturities and other obligations that come due after 2014, including required cash contributions to its qualified pension plan. For further information, see the Contractual Obligations section.

Investing and Financing Activities

Cash used by investing activities in 2013 totaled $98.5. This total included $41.0 of normal, on-going capital investments and $69.0 for strategic investments in Magnetation and AK Coal.

During the six months ended June 30, 2014, net cash used by investing activities totaled $65.7, primarily for a capital contribution to Magnetation of $45.0 and capital investments of $27.6. Cash used by investing activities in 2013 totaled $98.5. This total included $41.0 of normal, on-going capital investments and $69.0 for strategic investments in Magnetation and AK Coal.

The Company anticipates 2014 capital and strategic investments of approximately $160.0. This includes $100.0 in capital contributions to Magnetation that completes AK Steel’s required capital contributions, as discussed in the Strategic Investments—Magnetation section. The Company expects to fund these investments from cash generated from operations and from borrowings under its Credit Facility.

Cash generated by financing activities in 2013 totaled $27.0. This includes gross proceeds of $31.9 received from the add-on issuance of Secured Notes and $90.0 of borrowings under the Credit Facility. Payments included repayment of debt of $27.4 and debt issuance costs of $3.4. The total also includes $64.8 of payments from SunCoke Middletown to SunCoke.

During the six months ended June 30, 2014, cash generated by financing activities totaled $406.3. This consisted primarily of credit facility borrowings of $440.0, partially offset by distributions from SunCoke Middletown to its noncontrolling interest owners of $28.9. Cash generated by financing activities in 2013 totaled $27.0. This includes gross proceeds of $31.9 received from the add-on issuance of Secured Notes and $90.0 of borrowings under the Credit Facility. Payments included repayment of debt of $27.4 and debt issuance costs of $3.4. The total also includes $64.8 of payments from SunCoke Middletown to SunCoke.

Dividends

The Company’s Credit Facility contains certain restrictive covenants with respect to the Company’s payment of dividends. Under these covenants, dividends are permitted provided (i) availability under the Credit Facility exceeds $247.5 or (ii) availability exceeds $192.5 and the Company meets a fixed charge coverage ratio of one to one as of the most recently ended fiscal quarter. If the Company cannot meet either of these thresholds, dividends would be limited to $12.0 annually. At June 30, 2014, the availability under the Credit Facility significantly exceeded $247.5. In July 2012, the Company elected to suspend its dividend program in order to enhance the Company’s financial flexibility and further support capital needs for the business. Accordingly, although the Company has elected to suspend its dividend program, there currently are no covenants that would restrict the Company’s ability to declare and pay a dividend to its stockholders. Cash dividends paid in 2012 by the Company to its shareholders were determined to be a return of capital under the United States Internal Revenue Code. The following table lists information related to the quarterly cash dividend prior to the suspension:

2012 COMMON STOCK DIVIDENDS

Record Date	Payment Date	Per Share
February 10, 2012	March 9, 2012	$0.05
May 15, 2012	June 8, 2012	0.05

Restrictions Under Debt Agreements

The Credit Facility and indentures governing the Company’s senior indebtedness and tax-exempt fixed-rate IRBs (collectively, the “Existing Notes”) contain and the indenture governing the new notes will contain restrictions and covenants that may limit the Company’s operating flexibility.

The Existing Notes and the new notes (other than the 5.00% Senior Notes due November 2019 (the “Exchangeable Notes”)) include customary restrictions on (a) the incurrence of additional debt by certain AK Steel subsidiaries, (b) the incurrence of liens by AK Steel and AK Holding’s other subsidiaries, (c) the amount of sale/leaseback transactions, and (d) the ability of AK Steel and AK Holding to merge or consolidate with other entities or to sell, lease or transfer all or substantially all of the assets of the AK Steel and AK Holding to another entity. They also contain customary events of default. In addition, the indenture governing the Secured Notes includes covenants with customary restrictions on the use of proceeds from the sale of collateral. The indenture governing the Exchangeable Notes does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by the Company or its subsidiaries.

The Credit Facility contains restrictions, including limitations on, among other things, distributions and dividends, acquisitions and investments, indebtedness, liens and affiliate transactions. In addition, the Credit Facility requires maintenance of a minimum fixed charge coverage ratio of one to one if availability under the Credit Facility is less than $110.0 as of the most recently ended fiscal quarter. The Company does not expect any of these restrictions to affect or limit its ability to conduct its business in the ordinary course.

During the period, the Company was in compliance with all the terms and conditions of its debt agreements. In addition, there are no restrictions in the Company’s debt agreements that are expected to restrict the ability of the Company to complete the Dearborn Acquisition.

Capital Investments

The Company anticipates 2014 capital and strategic investments, excluding capital investments at Dearborn, of approximately $165.0, which includes additional investments in AK Coal and a $100.0 capital contribution to

Magnetation, which is AK Steel’s final required capital contribution. For more information on investments in AK Coal and Magnetation, see the Strategic Investments section. In the near-term, the Company expects to fund these investments from cash generated from operations or from borrowings under its Credit Facility. The Company currently anticipates that its normal, ongoing maintenance capital investments (i.e., excluding strategic investments and non-routine maintenance investments, such as full blast furnace re-lines) will be somewhat higher over the next few years.

Employee Benefit Obligations

Under its method of accounting for pension and OPEB plans, the Company recognizes as of the measurement date any unrecognized actuarial gains and losses that exceed 10% of the larger of projected benefit obligations or plan assets (the “corridor”). In 2013, the Company incurred no corridor adjustment. During 2013, the Company’s pension and other postretirement benefit obligations declined by $719.0 as a result of cash payments of $285.3 from the Company for benefit payments and contributions to the pension trust and VEBAs, strong asset returns on pension assets and higher interest rates used to determine the present value of the obligations. In 2012 and 2011, the unrecognized losses attributable to the Company’s qualified pension plans exceeded the corridor, primarily as a result of declines in the discount rate. Accordingly, the Company incurred pre-tax corridor charges of $157.3 in 2012 and $268.1 in 2011.

The Company has contributed $196.5 to the master pension trust during 2014. Of this total, $112.4 was made in the first half of 2014 and the remaining $84.1 was made in July, leaving no further expected contributions for the year. The Company made pension contributions of $181.1 during 2013 to satisfy the Company’s required annual pension contributions for 2013. These contributions increased the Company’s total pension fund contributions since 2005 to approximately $1.7 billion. Currently, the Company’s major pension plans are still significantly underfunded. As a result, the Company will be required to make contributions to its pension trusts of varying amounts until they are fully funded. Some of these contributions could be substantial. The amount and timing of future required contributions to the pension trust depend on assumptions concerning future events. The most significant of these assumptions relate to future investment performance of the pension funds, actuarial data relating to plan participants and the interest rate used to discount benefits to their present value. Because of the variability of factors underlying these assumptions, including the possibility of future pension legislation or increased pension insurance premiums, the reliability of estimated future pension contributions decreases as the length of time until the contribution must be made increases. Dearborn has no defined benefit pension plans and its postretirement health benefits are not expected to materially increase our postretirement liabilities.

On August 8, 2014, the Highway and Transportation Funding Act was signed by the President. The Highway and Transportation Funding Act includes a provision for interest rate stabilization for defined benefit employee pension plans. As a result of the stabilization provision, and based on current actuarial assumptions, the Company expects its pension contributions to decrease by approximately $65.0 in 2015, thus reducing its required pension contributions for 2015 from a previously estimated $100.0 to a current estimate of approximately $35.0. For 2016, the Company currently estimates its pension contributions to be about $15.0, down from a previous estimate of approximately $50.0, for a decrease of $35.0. These estimates are subject to changes in assumptions, primarily related to future investment performance of the pension funds, actuarial data relating to plan participants and the interest rate used to discount benefits to their present value.

The Company provides healthcare benefits to a significant portion of its employees and retirees. Based on the assumptions used to value other postretirement benefits, primarily retiree healthcare and life insurance benefits, annual cash payments for these benefits are expected to be in a range that trends down from $65.3 to $9.4 over the next 30 years. These payments do not include payments to VEBA trusts as part of the Zanesville retiree settlement. In July 2013, the Company made payments to VEBA trusts of $30.8 pursuant to settlements of class actions filed on behalf of certain retirees from the Company’s Butler Works and Zanesville Works relating to the Company’s OPEB obligations to such retirees. This included the final payment to the Butler Works VEBA trust, and effective January 1, 2015, all future OPEB obligations for these Butler Works retirees will become the responsibility of the Butler VEBA trust. Remaining payments to the Zanesville Works VEBA trust will be $3.1 in each of July 2014 and July 2015 and effective January 1, 2016, all future OPEB obligations for the Zanesville Works retirees will become the responsibility of the Zanesville Works VEBA trust. For a more detailed description of the settlements, see the discussions in Note 6 to the consolidated financial statements.

Accounting for retiree healthcare benefits requires the use of actuarial methods and assumptions, including assumptions about current employees’ future retirement dates, the anticipated mortality rate of retirees, the benchmark interest rate used to discount benefits to their present value, anticipated future increases in healthcare costs and the obligation of the Company under collective bargaining agreements with respect to healthcare benefits for retirees. Changing any of these assumptions could have a material effect on the calculation of the Company’s total obligation for future healthcare benefits. For example, the Company’s calculation of its future retiree healthcare benefit obligation as of the end of 2013 assumed that the Company would continue to provide healthcare benefits to current and future retirees. If this assumption is altered, it could have a material effect on the calculation of the Company’s total future retiree healthcare benefit obligation. This assumption could be altered as a result of one or more of the following developments or other unforeseen events.

First, retirees could consent to a change in the current level of healthcare benefits provided to them. Second, in certain instances, the union that represented a particular group of retirees when they were employed by the Company could, in the course of negotiations with the Company, accept such a change. Third, in certain instances, at or following the expiration of a collective bargaining agreement that affects the Company’s obligation to provide healthcare benefits to retired employees, the Company could take action to modify or terminate the benefits provided to those retirees without the agreement of those retirees or the union, subject to the right of the union subsequently to bargain to alter or reverse such action by the Company. The precise circumstances under which retiree healthcare benefits may be altered unilaterally or by agreement with a particular union vary depending on the terms of the relevant collective bargaining agreement. Some of these developments already have occurred and either already have affected, or may affect in the future, the Company’s retiree healthcare benefit obligation.

Energy and Commodity Hedging

The Company enters into derivative transactions in the ordinary course of business to hedge the cost of natural gas, electricity and certain raw materials, including iron ore, and, to a lesser extent, the market risk associated with the sale of certain of its commodity steel products (hot roll carbon steel coils). Changes in the prices paid or received for the related commodities are expected to offset the effect on cash of settling these amounts.

Off-Balance Sheet Arrangements

See discussion of Magnetation under Strategic Investments for information about this equity investee. There were no other material off-balance sheet arrangements as of June 30, 2014.

Contractual Obligations

In the ordinary course of business, the Company enters into agreements under which it is obligated to make legally enforceable future payments. These agreements include those related to borrowing money, leasing equipment and purchasing goods and services. The following table summarizes by category expected future cash outflows associated with contractual obligations in effect as of December 31, 2013.

	Payment due by period
Contractual Obligations	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Long-term debt (including current portion)	$0.8	$90.0	$380.0	$1,069.3	$1,540.1
Interest on debt(a)	112.5	223.9	218.1	174.5	729.0
Operating lease obligations	8.9	12.1	9.0	7.3	37.3
Purchase obligations and commitments	2,185.1	3,747.4	3,048.4	12,714.2	21,695.1
Pension and other postretirement benefit obligations(b)	85.9	105.5	105.1	754.8	1,051.3
Magnetation investment(c)	100.0	—	—	—	100.0
Other non-current liabilities	—	36.1	27.0	46.9	110.1

Total	$2,493.2	$4,215.0	$3,787.6	$14,767.0	$25,262.8

(a)	Amounts include contractual interest payments using the interest rates as of December 31, 2013 applicable to the Company’s variable-rate debt and stated fixed interest rates for fixed-rate debt.
(b)	Subsequent to December 31, 2013, a wholly-owned subsidiary of the Company entered an operating lease to lease 675 rail cars to transport iron ore pellets from Magnetation’s Reynolds, Indiana pellet plant to the Company’s Middletown Works and Ashland Works blast furnaces. In connection with the transaction, AK Steel executed a guarantee of its subsidiary’s obligations under the lease agreement. The Company will make annual lease payments of $4.3 under the fifteen-year lease agreement.
(c)	Future cash contributions that the Company plans to make to its qualified pension trust are not included in the table above. Based on current actuarial assumptions, the estimate for these contributions is approximately $196.5, $35.0 and $15.0 in 2014, 2015 and 2016, respectively. Estimates of cash contributions to the pension trust to be made after 2016 are subject to more uncertainty at this time due to the number of variable factors that impact the calculation of defined benefit pension plan contributions. Because pension benefit payments will be made from the pension trust for at least the next five years, the net pension liability is included in the More than 5 years column. Estimated benefit payments, after receipt of Medicare subsidy reimbursements, for 2014 are $65.3 and are expected to be in a range which trends down from $65.3 to $9.4 over the next 30 years. The amounts in the table include the remaining payments pursuant to the Zanesville retiree settlement. For a more detailed description of these obligations, see the discussion in Note 6 to the consolidated financial statements.

In calculating the amounts for purchase obligations, the Company identified contracts under which the Company has a legally enforceable obligation to purchase products or services from the vendor and/or make payments to the vendor for an identifiable period of time. Then for each identified contract, the Company determined its best estimate of payments to be made under the contract assuming (1) the continued operation of existing production facilities, (2) normal business levels, (3) the contract would be adhered to in good faith by both parties throughout its term and (4) prices are as set forth in the contract. Because of changes in the markets it serves, changes in business decisions regarding production levels or unforeseen events, the actual amounts paid under these contracts could differ significantly from the numbers presented above. For example, circumstances could arise which create exceptions to minimum purchase obligations that are set forth in the contracts. The purchase obligations set forth in the table above have been calculated without regard to such exceptions.

A number of the Company’s purchase contracts specify a minimum volume or price for the products or services covered by the contract. If the Company was to purchase only the minimums specified, the payments set forth in the table would be reduced. Under “requirements contracts” the quantities of goods or services the Company is required to purchase may vary depending on its needs, which are dependent on production levels and market conditions at the time. If the Company’s business deteriorates or increases, the amount it is required to purchase under such a contract would likely change. Many of the Company’s agreements for the purchase of goods and services allow the Company to terminate the contract without penalty upon 30 to 90 days’ prior notice. Any such termination could reduce the projected payments.

The Company’s Consolidated Balance Sheets contain liabilities for pension and OPEB and other long-term obligations. The benefit plan liabilities are calculated using actuarial assumptions that the Company believes are reasonable under the circumstances. However, because changes in circumstances can have a significant effect on the liabilities and expenses associated with these plans including, in the case of pensions, pending or future legislation, the Company cannot reasonably and accurately project payments into the future. While the Company does include information about these plans in the above table, it also discusses these benefits elsewhere in this Management’s Discussion and Analysis of Financial Condition and Results of Operations and in the notes to its consolidated financial statements.

The other long-term liabilities on the Company’s Consolidated Balance Sheets include accruals for environmental and legal issues, employment-related benefits and insurance, liabilities established with regard to uncertain tax positions, and other accruals. These amounts generally do not arise from contractual negotiations with the parties receiving payment in exchange for goods and services. The ultimate amount and timing of payments are subject to significant uncertainty and, in many cases, are contingent on the occurrence of future events, such as the filing of a claim or completion of due diligence investigations, settlement negotiations, audit and examinations by taxing authorities, documentation or legal proceedings.

Iron Ore Pricing

Iron ore is one of the principal raw materials required for the Company’s steel manufacturing operations. The Company purchased approximately 4.8 million tons of iron ore pellets in 2013 and expects to purchase approximately 5.4 million tons in 2014. The Company makes most of its purchases of iron ore at negotiated prices under multi-year agreements. For 2014, the Company expects to purchase most of its iron ore from three suppliers, including Magnetation following the startup of its pellet plant, which is expected in the late third quarter of 2014. The Company’s iron ore agreements typically have a variable-price mechanism by which the price of iron ore is adjusted quarterly, based on reference to a historical iron ore index, referred to as the “IODEX”, and in certain agreements reference is also made to other indices. Some of the agreements utilize what is commonly referred to in the steel industry as “Vale model” pricing, which is based on the average IODEX for a three-month period ending one month prior to the start of the quarter to which the price is applied. For example, utilizing the Vale model for the fourth quarter of 2013, the price of iron ore was determined with reference to the IODEX price for the preceding June, July and August period.

The Company attempts to mitigate the effect of increases in raw material costs in the normal course of pricing its own products through increased prices in the spot market and the use of variable pricing with its contract customers that allows the Company to adjust selling prices in response to changes in the cost of certain raw materials and energy, including iron ore. It typically is unable, however, to recover 100% of its increased iron ore costs in this manner. There are a variety of factors that ultimately will affect how much of any increase in iron ore prices the Company is able to recover through its own steel price increases. These include the amount of the price increase for iron ore, the terms of the Company’s agreements with its contract customers, and the extent to which competitive pressures may prevent the Company from increasing the price of the steel it sells into the spot market to sufficiently cover the full amount of the iron ore price increase. It is because of this inability to control or fully pass through its iron ore costs that the Company may hedge a portion of its iron ore purchases from time to time. In addition, the Company’s investment in Magnetation has the ability to serve as a limited financial hedge in the short-term against increases in the price of iron ore and will provide a larger, more significant long-term hedge upon the completion of the planned iron ore pellet plant.

Automotive Market

The Company sells a significant portion of its flat-rolled carbon steel products and stainless steel products to automotive manufacturers and to distributors, service centers and converters who in some cases will resell the products to the automotive industry.

Because the automotive market is an important element of the Company’s business, North American light vehicle production affects the Company’s total sales and shipments. In 2013, the North American automotive industry returned to pre-recession production levels and completed its recovery from the economic recession that began in late 2008. The improvement in the automotive market and the Company’s larger share of that market had a positive impact on the Company’s sales and shipments in 2013. A further increase in light vehicle production volumes is projected for 2014 and AK Steel intends to continue its efforts to increase automotive market share. There are, however, some potential challenges to increased sales to the automotive industry even if it continues to grow as projected. Automotive manufacturers are under pressure to achieve federally mandated fuel economy standards by 2025, and they are currently investigating alternatives to traditional carbon steels, including advanced high-strength steels, aluminum and other materials. This could reduce the aggregate volume of steel sold to the automotive industry, and impact the Company’s share of that volume. However, the Company currently produces virtually every grade of coated advanced high-strength steel used today and is working on development of the next generation of advanced high-strength steels with even greater strength and formability.

Electrical Steel Market

The Company sells its electrical steel products, which are iron-silicon alloys with unique magnetic properties, primarily to manufacturers of power transmission and distribution transformers and electrical motors and generators in the infrastructure and manufacturing markets. The Company sells its electrical steel products both domestically and internationally.

Despite a decline in sales in the first quarter of 2014, market demand for electrical steel improved in the second quarter and electrical steel pricing stabilized. The Company’s sales of sales of grain-oriented electrical steel (“GOES”) products, both domestically and internationally, have been challenged in recent years, due primarily to weak market demand and excess global capacity. Internationally, suppressed demand had been caused principally by a decline in spending for new electric power transmission and distribution transformers.

Although overall pricing for GOES continues to be soft, GOES shipments in the NAFTA market have improved in the last couple of years as power generation and distribution activities picked up. Housing starts in the United States have continued to improve in 2014. The Company’s electrical steel sales and shipments will continue to be affected by the number of domestic housing starts. Currently, the Company expects a gradual increase in domestic housing starts over the next several years, which is expected to have a positive effect on the Company’s domestic electrical steel sales and shipments, though the scope of that anticipated improvement will be affected by competition from domestic and foreign producers of electrical steel.

The Company continued to experience a decline in electrical steel pricing during 2013, particularly with regard to international sales, but also with respect to domestic sales as a result of imports that the Company believes are in violation of United States trade laws. In an effort to address the effects of these unfairly traded imports, the Company filed antidumping and countervailing duty petitions with the United States Department of Commerce (“DOC”) and the United States International Trade Commission (“ITC”) in 2013 with respect to GOES and non-oriented electrical steel (“NOES”). In the fourth quarter of 2013, the ITC made unanimous preliminary determinations that both GOES and NOES produced in several foreign countries is causing injury to the Company. In May 2014, the DOC issued preliminary determinations that imports of GOES from China, Czech Republic, Germany, Japan, Poland, Russia and South Korea are being dumped in the United States. In July 2014, the DOC issued final dumping determinations with respect to imports of GOES from Germany, Japan and Poland, affirming the preliminary antidumping margins for these three countries. On August 27, 2014, the ITC issued its final determination with respect to imports of GOES from three of the seven countries against which the Company had filed petitions: Germany, Japan, and Poland. The ITC determined that the United States steel industry is neither materially injured nor threatened with material injury by reason of those imports. The decision nullifies the DOC’s assessment of dumping duties on GOES imports from those three countries noted above. The ITC has not yet issued its final ruling on imports from the other four countries (China, Czech Republic, Korea, and Russia) which were the subject of its prior preliminary ruling. Preliminary duties on those four countries will remain in effect until the ITC issues its final ruling, which is expected in November 2014.

Labor Agreements

At December 31, 2013, the Company employed approximately 6,400 employees, of which approximately 4,700 are represented by labor unions under various contracts that expire between 2015 and 2018.

In February 2014, members of the United Steelworkers, Local 169, ratified a three-year labor agreement covering approximately 280 employees at the Mansfield Works. The new agreement expires on March 31, 2017. The existing contract had been scheduled to expire March 31, 2014. In June 2014, members of the International Association of Machinists and Aerospace Workers, Local 1943, ratified a 42-month labor agreement covering approximately 1,630 employees at the Middletown Works. The new agreement was reached early. It will replace the current agreement, which was set to expire on September 15, 2014. The new agreement will take effect on September 15, 2014 and expire on March 15, 2018.

An agreement with the United Steelworkers, Local 1915, which represents approximately 100 employees at AK Tube in Walbridge, Ohio, is scheduled to expire on January 22, 2015. An agreement with the United Steelworkers, Local 1865, which represents approximately 820 employees at the Ashland Works, is scheduled to expire on March 1, 2015. An agreement with the United Automobile Workers, Local 4104, which represents approximately 150 employees at the Zanesville Works, is scheduled to expire on May 20, 2015.

Strategic Investments

Dearborn Steelmaking Facilities and Related Assets

On July 19, 2014, the Company signed an agreement to acquire Severstal North America’s integrated steelmaking assets located in Dearborn, Michigan for $700.0 in cash. The Dearborn Acquisition also includes a cokemaking facility and interests in three joint ventures that process flat-rolled steel products. The Dearborn Acquisition is subject to customary closing conditions and regulatory approvals. Closing of the Dearborn Acquisition will occur concurrently with and is a condition to closing of this offering.

Similar to AK Steel’s existing carbon steel operations, the Dearborn plant produces hot and cold rolled sheet and hot dip galvanized products, as well as other flat-rolled steel products. The Dearborn facility is strategically located in close proximity to many of AK Steel’s customers, and the assets at the steel plant and the other acquired facilities complement AK Steel’s existing carbon steel operations. The plant employs approximately 1,400 people and is capable of producing about 2.4 million tons of finished steel per year. Upon completion of the Dearborn Acquisition, the Company’s annual shipments are expected to exceed 7.5 million tons. In 2011, Severstal completed a large-scale modernization campaign at the Dearborn plant and began operating a new pickle line tandem cold mill and a new hot dip galvanizing line. During the campaign, Severstal invested $1.2 billion in new state-of-the-art equipment and various operational improvements. The blast furnace at the Dearborn plant was rebuilt in 2007. In addition to these assets, other assets acquired would include net working capital of $300.0.

The Company believes that this transaction will, among other things, further its automotive market strategy, provide the Company with a northern carbon steel plant that is located in close proximity to many of its major customers, give the Company a bigger and better platform with which to meet the future light-weighting needs of its automotive customers, and provide it with greater and enhanced operational flexibility. The Company expects to realize significant cost-based synergies of approximately $50.0 annually, of which approximately $25.0 are expected to be realized in the first full year following the closing of the Dearborn Acquisition.

Magnetation

The Magnetation joint venture utilizes advanced magnetic separation technology to recover iron ore from existing stockpiles of previously-mined material, such as tailings basins, and avoid the necessity of traditional expensive extraction methods. Magnetation controls substantial volumes of these existing stockpiles, as well as other resources with significant amounts of iron content that could allow it to eventually recover iron ore from traditional mining operations. However, traditional mining operations are not currently anticipated to be necessary for the foreseeable future, depending upon factors such as the recovery yield of Magnetation’s concentrate plants and future acquisitions of additional tailings basins and other iron-bearing resources. Magnetation loads iron ore concentrate onto railcars at its own loadout facility, which enables it to ship its iron ore concentrate in a controlled and cost-effective manner. These concentrate operations effectively provide AK Steel with a limited hedge to the global price of iron ore, as the Company recognizes its share of net income from the joint venture’s sale of its iron ore concentrate to third parties at pricing based on iron ore market prices. If the global price of iron ore increases, AK Steel will benefit from the higher Magnetation net income caused by that price increase, thereby partially offsetting AK Steel’s own higher raw material costs resulting from the higher iron ore prices. Even absent future iron ore price increases, Magnetation’s ability to produce iron ore concentrate at a relatively low cost is expected to permit it to generate net income on sales.

Magnetation currently operates two iron ore concentrate plants located in Minnesota, which together are able to produce a total of approximately 1.5 million short tons of iron ore concentrate annually. Magnetation is constructing an iron ore pelletizing plant in Reynolds, Indiana with expected annual capacity of approximately 3.3 million short tons. The pellet plant is currently expected to commence operations in late third quarter of 2014. The pellet plant will be fed by Magnetation’s concentrate plants. When the pellet plant is fully operational, the Company expects the pellet production from Magnetation eventually will satisfy about 50% of AK Steel’s current iron ore pellet requirements for its Middletown and Ashland Works, at a net cost to AK Steel substantially below the current global market price. Through an offtake agreement, AK Steel will have the right to purchase all of the pellets produced by the pellet plant and an obligation to purchase a portion of those pellets. In addition to the direct financial benefits of purchasing pellets at a lower net cost, AK Steel also expects that its sourcing of pellets from the Magnetation pellet plant will provide AK Steel with significant working capital advantages and transportation cost savings for the foreseeable future.

Magnetation has also begun work on its third iron ore concentrate plant. Magnetation anticipates the third concentrate plant will begin operations in late 2014 or early 2015, in time to ensure a consistent source of concentrate to feed the pellet plant at full capacity. Magnetation has secured the environmental permits required to construct this third plant, though additional permitting activity is continuing for those approvals necessary to its long-term operation. Although Magnetation expects to timely receive all necessary permits and has been successful in permitting its first two concentrate plants, there is no guarantee that Magnetation will receive its remaining necessary permits in a timely basis or at all. The pellet plant is expected to consume the majority of the joint venture’s concentrate production, with the balance going to third-party customers.

The Company estimates that Magnetation’s capital investment required to construct the pellet plant and additional iron ore concentrate capacity to support its operations will total approximately $530.0. Of this total, the pellet plant is expected to require approximately $375.0, with the additional concentrate capacity requiring the remaining estimated $155.0. Other companies’ investment costs for a pellet plant facility and related operations have in some cases been substantially higher than those expected for the Magnetation pellet plant and related operations. The lower costs expected for the Magnetation plants are due chiefly to the proprietary process used by Magnetation’s concentrate plants to produce refined feedstock for its pellet plant at a low capital intensity compared to traditional, expensive mining methods. The innovative process utilized by Magnetation’s concentrate plants enable it to avoid some of the other processes (and forego the related capital costs) that a traditional integrated mining and pellet plant facility typically requires, such as stripping, drilling, blasting, primary crushing, secondary crushing, tertiary crushing and primary grinding. As such, AK Steel anticipates that Magnetation’s capital costs to construct its pellet plant and related facilities will be substantially lower than the costs of constructing a traditional end-to-end iron ore mining, crushing, grinding, concentrating and pelletizing facility.

AK Steel made capital contributions to Magnetation of $45.0 in the six months ended June 30, 2014 and an additional $45.0 in July 2014. AK Steel expects to contribute its final required capital contribution of $10.0 to Magnetation later in 2014, upon the commencement of operations at the pellet plant.

In July 2014, Magnetation completed a private offering of $100.0 aggregate principal amount of 11.00% Senior Secured Notes due 2018 as a tack-on to its existing notes at an offering price of 108.75%. Magnetation will use the net proceeds of the offering principally for capital expenditures related to the construction of its iron ore pellet plant in Reynolds, Indiana and additional concentrate capacity in northern Minnesota and general corporate purposes. The Magnetation Senior Secured Notes are non-recourse to AK Steel. This offering provides Magnetation with additional funds to complete the constructions projects described above and to provide sufficient liquidity during the ramp-up period.

AK Coal

AK Coal, a wholly-owned subsidiary of AK Steel, produces low-volatile metallurgical coal from significant owned or leased reserves in Pennsylvania. AK Coal began mining activities at its North Fork mine in 2013 and began shipping coal to coking facilities for use in AK Steel’s blast furnaces. AK Steel currently estimates that AK Coal will deliver clean coal from its North Fork mine at an annualized rate of approximately 360,000 tons in 2015, although that may vary depending on market conditions for coal. Although the Company believes that AK Coal will produce coal at a comparatively low cost over the long-term, the Company has currently elected to defer some of its remaining planned capital investment and delay opening additional mines in light of current and anticipated near-term coal prices. AK Coal will continue to develop and refine its mine development plan, which will provide a long-term planned approach to mining coal in the area, and maintain its efforts to secure the environmental permits required for the operations contemplated in the mine plan. In so doing, AK Coal will be prepared to expand mining operations and increase production in a relatively short time period in the event that metallurgical coal prices rise to a level at which such increased production would be advantageous to the Company in lowering the cost of its future coal purchases.

Quantitative and Qualitative Disclosures about Market Risk

The Company’s primary areas of market risk include changes in (a) interest rates, (b) the prices of raw materials and energy sources and (c) foreign currency exchange rates. The Company manages interest rate risk by issuing variable- and fixed-rate debt, and had total long-term indebtedness (excluding unamortized debt discount and premium) of $1,979.7, $1,540.1 and $1,450.9 at June 30, 2014 and December 31, 2013 and 2012, respectively. The amount at June 30, 2014, consisted of $1,423.7 of fixed-rate debt, $26.0 of variable-rate Industrial Revenue Bonds and $530.0 of borrowings under its Credit Facility that bears interest at variable interest rates. An increase in prevailing interest rates would increase interest expense and interest paid for the variable-rate debt, including any outstanding borrowings under the Credit Facility. For example, a 1% increase in interest rates would result in an increase in annual interest expense of approximately $5.6 on the Company’s outstanding debt at June 30, 2014.

With regard to raw materials and energy sources, the cost of iron ore, in particular, and the cost of scrap have been volatile over the course of the last several years. In addition, electricity and natural gas prices have been highly volatile at times. To address such cost volatility, where competitively possible, the Company attempts to increase the price of steel it sells to the spot market and to negotiate a variable-pricing mechanism with its contract customers that allows the Company to adjust selling prices in response to changes in the cost of certain raw materials and energy. In addition, in the case of stainless steel, increased costs for nickel, chrome and molybdenum can usually be recovered through established price surcharges. Therefore, fluctuations in the price of energy (particularly natural gas and electricity), raw materials (such as scrap, purchased slabs, coal, iron ore, zinc and nickel) or other commodities will be, in part, passed on to the Company’s customers rather than absorbed solely by the Company.

In addition, in order to further minimize its exposure to fluctuations in raw material costs, and to secure an adequate supply of raw materials, the Company has entered into multi-year purchase agreements for certain raw materials that provide for fixed prices or only a limited variable-price mechanism. While enabling the Company to reduce its exposure to fluctuations in raw material costs, this also exposes the Company to an element of market risk relative to its sales contracts. After new contracts are negotiated with the Company’s customers, the average sales prices could increase or decrease. If that average sales price decreases, the Company may not be able to reduce its raw material costs to a corresponding degree due to the multi-year term and fixed-price nature of some of its raw material purchase contracts. In addition, some of the Company’s existing multi-year supply contracts, particularly with respect to iron ore and coke, have required minimum purchase quantities. Under adverse economic conditions, those minimums may exceed the Company’s needs. Subject to exceptions for force majeure and other circumstances affecting the legal enforceability of the contracts, such minimum purchase requirements could require the Company to purchase quantities of raw materials, particularly iron ore and coke, that significantly exceed its anticipated needs. Under such circumstances, the Company would attempt to negotiate agreements for new purchase quantities. There is a risk, however, that in one or more instances the Company would not be successful in securing lower purchase quantities, either through negotiation or litigation. In that event, the Company would likely be required to purchase more of a particular raw material in a particular year than it needs, negatively affecting its results of operations and cash flows.

The Company uses cash-settled commodity price swaps and options (including collars) to hedge the market risk associated with the purchase of certain of its raw materials and energy requirements. Such hedges routinely are used with respect to a portion of the Company’s natural gas and nickel requirements and are sometimes used with respect to its aluminum, zinc, electricity and iron ore requirements. The Company’s hedging strategy is designed to protect against excessive pricing volatility. However, abnormal price increases in any of these commodity markets might still negatively affect operating costs, as the Company does not typically hedge 100% of its exposure.

For derivatives designated in cash flow hedging relationships, the effective portion of the gains and losses from the use of these instruments for natural gas, electricity, iron ore, zinc and hot roll carbon steel coils are recorded in accumulated other comprehensive income (loss) on the Consolidated Balance Sheets and recognized into net sales or cost of products sold in the same period as the earnings recognition of the associated underlying transaction. At June 30, 2014, accumulated other comprehensive income (loss) included $7.4 in unrealized after-tax gains for these derivative instruments. All other commodity price swaps and options are marked to market and recognized into net sales or cost of products sold with the offset recognized as an asset or accrued liability. At June 30, 2014, other current assets of $3.1, other non-current assets of $0.1, accrued liabilities of $25.1 and other noncurrent liabilities of $0.5 were included on the Consolidated Balance Sheets for the fair value of commodity derivatives. At December 31, 2013, other current assets of $4.9, accrued liabilities of $0.4 and other non-current liabilities of $0.1 were included on the Consolidated Balance Sheets for the fair value of commodity derivatives. At December 31, 2012, other current assets of $25.5 and accrued liabilities of $1.3 were included on the Consolidated Balance Sheets for the fair value of commodity derivatives.

The following table presents the negative effect on pre-tax income of a hypothetical change in the fair value of derivative instruments outstanding at June 30, 2014, due to an assumed 10% and 25% decrease in the market price of each of the indicated commodities.

	Negative (Positive) Effect on Pre-tax Income
	10% Decrease	25% Decrease
Commodity Derivative
Natural Gas	$1.2	$3.0
Nickel	0.4	1.1
Zinc	0.6	1.5
Electricity	1.5	3.7
Iron Ore	13.8	34.5
Hot roll carbon steel coils	(9.6)	(23.9)

Because these instruments are structured and used as hedges, these hypothetical losses (gains) would be offset by lower prices paid for the physical commodity used in the normal production cycle or lower prices received from the sale of hot roll coils. The Company does not enter into swap or option contracts for trading purposes.

The Company also is subject to risks of exchange rate fluctuations on a portion of intercompany receivables that are denominated in foreign currencies. The Company uses forward currency contracts to manage exposures to certain of these currency price fluctuations. At June 30, 2014 and December 31, 2013 and 2012, the Company had outstanding forward currency contracts with a total contract value of $26.0, $24.4 and $21.0, respectively, for the sale of euros. At June 30, 2014, other current assets of $0.1, and at December 31, 2013 and 2012, accrued liabilities of $0.7 and $0.2, respectively, were included on the Consolidated Balance Sheets for the fair value of these contracts. Based on the contracts outstanding at June 30, 2014, a 10% change in the dollar to euro exchange rate would result in an approximate $2.6 pretax effect on the value of these contracts on a mark-to-market basis, which would offset the effect of a change in the exchange rate on the underlying receivable.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SEVERSTAL DEARBORN, LLC

You should read this discussion together with the consolidated financial statements, related notes and other financial information of Dearborn incorporated by reference herein, as well as the other information contained in or incorporated by reference into this prospectus supplement. The following discussion may contain predictions, estimates and other forward-looking statements that involve a number of risks and uncertainties, including those described under “Risk Factors” in this prospectus supplement. These risks could cause our actual results to differ materially from any future performance suggested below. Accordingly, you should read “Forward-Looking Statements” and “Risk Factors” in this prospectus supplement. Dollars are shown in millions, except per share and per ton amounts or otherwise specifically noted.

Overview

Dearborn’s principal operations consist of a single integrated steelmaking facility located in Dearborn, Michigan. Dearborn produces flat-rolled carbon steel products including high-quality coated, hot-rolled and cold-rolled products sold primarily to domestic automotive, converter and service center markets. The Dearborn plant, which produces high-quality, flat-rolled steels primarily for the automotive, construction and appliance markets, completed a large-scale modernization campaign in 2011. During the campaign, major capital was invested in new state-of-the-art equipment and various operational improvements. The Dearborn facility is strategically located in close proximity to many of AK Steel’s customers, and the assets at the steel plant and the other acquired facilities complement AK Steel’s existing carbon steel operations. The blast furnace at Dearborn was rebuilt in 2007. The plant also began operating a new pickle line tandem cold mill and a new hot dip galvanizing line in 2011. Similar to AK Steel’s existing carbon steel operations, the Dearborn plant produces hot and cold rolled sheet and hot dip galvanized products, as well as other flat-rolled steel products. The plant employs approximately 1,400 people and is capable of producing about 2.4 million tons of finished steel per year.

In addition to its integrated Dearborn steelmaking facility, Dearborn’s operations include a 50% interest in Mountain State Carbon (“MSC”) as of June 30, 2014, a cokemaking facility located in West Virginia; a 48% interest in Spartan Steel Coating Company (“Spartan”), a hot-dip galvanizing facility in Michigan; and a 49% interest in Delaco Steel Processing (“Delaco”), a flat-rolled steel slitting operation in Michigan; and a 50% interest in Double Eagle Steel Coating (“Double Eagle”), an electrogalvanizing facility in Michigan (which currently is scheduled for dissolution in the first quarter of 2015).

Six Months Ended June 30, 2014 Financial Results Overview

Dearborn’s first half 2014 results compared unfavorably with the first half of 2013. Dearborn had a net loss for the first half of 2014 of $991.2, which included a long-lived asset impairment charge of $915.7, versus a net loss in the first half of 2013 of $20.7. The impairment charge was triggered by the execution of a definitive agreement to sell Dearborn to AK Steel Corporation for $700.0, on which basis Dearborn determined its long-term asset recoverability.

Operationally, unusually extreme winter weather conditions in the Midwest United States drove the price of raw materials higher and also resulted in higher maintenance costs. Production tons, net sales revenue and shipments were slightly down in the first half of 2014 compared to the first half of 2013. Steel revenue and shipments decreased to $994.9 and 1,206,400 net tons, respectively, in the six months ended June 30, 2014 from $1,000.8 and 1,232,600 net tons for the six months ended June 30, 2013.

Six Months Ended June 30, 2014 Compared to Six Months Ended June 30, 2013

Steel Shipments

Total shipments for the six months ended June 30, 2014 and 2013 were 1,206,400 and 1,232,600 net tons, respectively. The approximate 2% decrease in total shipments was attributable principally to lower production due to weather conditions noted above.

For the six months ended June 30, 2014, value-added products comprised 58.0% of total shipments, compared to 56.9% of total shipments in the six months ended June 30, 2013. Dearborn continues to focus on maximizing profitability through product mix enhancements based on current and projected market demands as well as improving quality. The following table presents net shipments by product line:

	Six Months Ended June 30,
	2014		2013
	(tons in thousands)
Value-added Shipments
Cold Rolled	174.0	14.4%	177.6	14.4%
Coated	526.4	43.6%	523.9	42.5%

Subtotal value-added shipments	700.4	58.0%	701.5	56.9%

Non-Value-added Shipments

Hot rolled	409.3	34.0%	433.9	35.2%
Secondary	96.7	8.0%	97.2	7.9%

Subtotal non value-added shipments	506.0	42.0%	531.1	43.1%

Total shipments	1,206.4	100.0%	1,232.6	100.0%

Sales

Net sales for the six months ended June 30, 2014 decreased by approximately 1.2% compared to the six months ended June 30, 2013 primarily due to lower shipments. Dearborn’s average selling price for the first half of 2014 was $825 per ton, 1.6% above Dearborn’s average selling price of $812 per ton for the six months ended June 30, 2013. The increase is due primarily to increases in spot market pricing of approximately 6%, in addition to a market shift from automotive to non-automotive.

Cost of Products Sold

Dearborn experienced higher input costs for iron ore, scrap and utilities partially offset by lower coke prices in the six months ended June 30, 2014 compared to the six months ended June 30, 2013. While Dearborn had a sufficient supply of iron ore on hand to avoid production curtailment as a result of the delayed 2014 Great Lakes shipping season resulting from the severe winter in the upper Midwest, Dearborn did experience weather-related higher pricing associated with utilities and natural gas.

Overall, Dearborn estimates higher raw material prices resulted in increased costs of $41.5 for the six months ended June 30, 2014 over the six months ended June 30, 2013. Iron ore costs, due to new contractual pricing, were approximately $36.1 of the $41.5, with utilities, primarily natural gas, comprising the remainder of the cost impact. The increased cost of natural gas for the six months ended June 30, 2014 over the six months ended June 30, 2013, reflecting both the unfavorable economics noted above and also increased usage, amounted to $11.3, and was a direct result of the unusually severe winter weather during the period. Dearborn also reported higher maintenance costs of $16.7 in the six months ended June 30, 2014 versus the six months ended June 30, 2013, primarily driven by hot-strip mill furnace maintenance and blast furnace stove work.

Selling and Administrative Expenses

Selling and administrative expenses for the six months ended June 30, 2014 were $19.2, compared to $27.1 for the six months ended June 30, 2013. The decrease is primarily due to the elimination of allocated corporate selling and administrative costs from Dearborn’s North American parent. Excluding the change in allocation of corporate costs, selling and administrative expenses for the six months ended June 30, 2014 would have been $30.6.

Depreciation

Depreciation expense for the six months ended June 30, 2014 was $53.7, compared to $48.9 in the corresponding period in 2013. The increase from 2013 to 2014 was due to increased depreciation expense from capital expenditures placed in service in late 2013.

Operating Profit

Dearborn reported an operating loss of $939.5 in the six months ended June 30, 2014 compared to an operating profit of $2.2 in the six months ended June 30, 2013. Operating profit for the six months ended June 30, 2014 includes the aforementioned June 2014 long-lived asset impairment charge of $915.7. Dearborn also experienced increased raw material and maintenance costs compared to the same period in 2013 amounting to $41.5, as noted above. Included in first half 2014 operating loss is a $8.0 gain resulting from an arbitration award from Dearborn’s iron ore supplier while the first half of 2013 contained a $12.0 gain from a legal settlement with a coal supplier.

2013 Financial Results Overview

Dearborn’s full year 2013 results compare unfavorably with full year 2012 results. Dearborn’s net loss for 2013 was $90.7 versus a net loss for 2012 of $2.9. Production tons, net sales revenue and shipments were slightly down in 2013 compared to 2012. Steel revenue and shipments decreased to $1,985.4 and 2,429,500 net tons, respectively, in 2013 from $2,105.6 and 2,495,000 net tons in 2012.

2013 Compared to 2012

Steel Shipments

Total shipments for 2013 and 2012 were 2,429,500 and 2,495,000 net tons, respectively. The approximate 3% decrease in total shipments was attributable principally to lower demand for Dearborn’s products.

For the year ended December 31, 2013, value-added products comprised 58.5% of total shipments, compared to 56.4% of total shipments in the year ended December 31, 2012. Dearborn continues to focus on maximizing profitability through product mix enhancements based on current and projected market demands, as well as improving quality. The following table presents net shipments by product line:

	Year ended December 31,
	2013		2012
	(tons in thousands)
Value-added shipments
Cold Rolled	350.9	14.4%	365.1	14.6%
Coated	1,070.6	44.1%	1,043.4	41.8%

Subtotal value-added shipments	1,421.5	58.5%	1,408.5	56.4%

Non Value-added shipments
Hot rolled	822.7	34.0%	831.9	33.3%
Secondary	185.3	7.6%	254.6	10.2%

Subtotal non value-added shipments	1,008.0	41.6%	1,086.5	43.5%

Total shipments	2,429.5	100.0%	2,495.0	100.0%

Sales

Net sales for the full year 2013 decreased by approximately 5.3% compared to full year 2012. Dearborn’s average selling price in 2013 was $817 per ton, a decrease of 3% from Dearborn’s average selling price of $844 per ton for 2012. The decrease is due primarily to lower spot market pricing, particularly in the first half of 2013, and shifts in Dearborn’s automotive product mix.

Cost of Products Sold

Dearborn experienced lower prices for scrap and fuel inputs offset partially by higher input costs for iron ore in the year ended December 31, 2013 compared to the year ended December 31, 2012. Dearborn also experienced higher conversion costs in 2013 compared to 2012 in its caster and hot mill operations.

Dearborn estimates overall raw material pricing resulted in decreased costs of $25.9 for the full year 2013 compared to full year 2012, primarily due to favorable pricing on coke, scrap, and utilities offset by higher 2013 iron ore contract pricing. Dearborn experienced higher maintenance costs of $20.1 in the year ended December 31, 2013 compared to the year ended December 31, 2012, primarily driven by hot mill furnace and coiler maintenance.

Selling and Administrative Expenses

Selling and administrative expenses for the year ended December 31, 2013 were $56.3, compared to $60.6 for the year ended December 31, 2012. The decrease is primarily due to a reduction in the premium cost of Dearborn’s property insurance programs.

Depreciation

Depreciation expense for the year ended December 31, 2013 was $101.7 compared to $89.9 for the year ended December 31, 2012. The increase from 2012 to 2013 was due to a full year’s depreciation expense in 2013 for the new continuous pickle line-tandem rolling and hot dip galvanizing facilities completed in 2012.

Operating Profit (Loss)

Dearborn reported an operating loss of $51.6 for the year ended December 31, 2013 compared to an operating profit of $28.3 for the year ended December 31, 2012. Dearborn experienced an average reduction in selling price of $27 per ton for full year 2013 compared to full year 2012. The year-over-year average reduction in selling price of $27 per ton was partially mitigated by decreasing 2013 raw material pricing offset by increased maintenance costs compared to 2012, as noted above. Dearborn also recorded an impairment charge of $43.0 related to blast furnace reconstruction project expenditures that are not expected to be completed.

Liquidity and Capital Resources

Cash provided by operations totaled $111.3 for the six months ended June 30, 2014, versus $146.3 for the six months ended June 30, 2013. The change in cash provided from operations was largely a result of a lower amount of cash provided from seasonal liquidation of inventory in 2014 versus 2013 and other changes in working capital.

Cash used in investing activities was $17.6 for the six months ended June 30, 2014 compared to $25.3 for the six months ended June 30, 2013 and consisted primarily of capital expenditures.

Cash provided by operations totaled $172.5 for the year ended December 31, 2013 compared to $104.4 for the year ended December 31, 2012. The change in cash provided from operations was largely the result of continuing efforts to improve inventory performance and other changes in working capital.

Cash used in investing activities was $48.1 for the year ended December 31, 2013 compared to $125.0 for the year ended December 31, 2012. The reduction was the result of lower capital expenditures in 2013 due to the completion of Dearborn’s new continuous pickle line-tandem rolling and hot dip galvanizing facilities in 2012.

Legal Contingencies

On June 13, 2013, Cliffs Sales Company (“Cliffs”) filed an action in the United States District Court for the Northern District of Ohio, Civil Action No. 1:13 cv 1308, against Dearborn. Cliffs claims that Dearborn breached a May 21, 2008 Agreement for Sale of Reclaimed Iron Units, as amended (the “Iron Unit Agreement”). Cliffs claims that Dearborn breached the Iron Unit Agreement by failing to purchase the required amount of pellets, chips and fines as allegedly required. Dearborn filed an answer denying the material allegations of the complaint and asserting several affirmative defenses. In January of 2014, the presiding judge ordered a stay of the proceedings until Cliffs and Dearborn completed an arbitration of a separate dispute. That arbitration is now concluded and it is anticipated that the stay of the litigation will be lifted. Discovery is expected to re-commence in the near future. Assuming the closing of the Dearborn Acquisition, AK Steel intends to contest this matter vigorously. At this time, AK Steel has not made a determination that a loss is probable and it does not have adequate information to reliably or accurately estimate its potential loss in the event that Cliffs were to prevail in this lawsuit. Because AK Steel has been unable to determine that a loss is probable or estimable, it has not recorded an accrual related to this matter. In the event that AK Steel’s assumptions used to evaluate whether a loss in this matter is either probable or estimable prove to be incorrect or change in future periods, AK Steel may be required to record a liability for an adverse outcome.

On August 29, 2014, Dearborn served a private arbitration demand and asserted a breach of contract claim against PCI Enterprises Company (“PCI”). In its demand, Dearborn seeks a declaration that it properly terminated a Pulverized Coal Supply Agreement with PCI (the “PCI Agreement”) and damages in the amount of $11,778.082. On the same date, PCI served a statement of claim against Dearborn alleging that Dearborn breached the PCI Agreement and seeking damages in an amount between $12.0 and $14.0 million. Discovery has not yet commenced. Assuming the closing of the Dearborn Acquisition, AK Steel intends to vigorously defend against PCI’s counterclaim. At this time, AK Steel has not made a determination that a loss is probable and it does not have adequate information to reliably or accurately estimate its potential loss in the event that PCI were to prevail on its counterclaim. Because AK Steel has been unable to determine that a loss is probable or estimable, it has not recorded an accrual related to this matter. In the event that AK Steel’s assumptions used to evaluate whether a loss in this matter is either probable or estimable prove to be incorrect or change in future periods, AK Steel may be required to record a liability for an adverse outcome.

On January 20, 2010, ArcelorMittal France and ArcelorMittal Atlantique et Lorraine (collectively “ArcelorMittal”) filed an action against Dearborn, Wheeling-Nisshin, Inc. (“Wheeling”) and AK Steel Corporation in the United States District Court for the District of Delaware, Case No. 10-050-SLR. The complaint alleged that Dearborn is infringing the claims of U.S. Patent No. 6,296,805 (the “Patent”) in making pre-coated cold-rolled boron steel sheet and seeks injunctive relief and unspecified compensatory damages. Wheeling produces the boron steel sheet product exclusively for Dearborn and Dearborn has agreed to indemnify Wheeling in this matter. Dearborn filed an answer in which it denied ArcelorMittal’s claims and raised various affirmative defenses. On that date, Dearborn also filed counterclaims against ArcelorMittal for a declaratory judgment that it is not infringing the Patent and that the Patent is invalid. Subsequently, the trial court bifurcated the issues of liability and damages. The case proceeded with a trial to a jury on the issue of liability in January 2011. The jury returned a verdict that Dearborn did not infringe the Patent and that the Patent was invalid. Judgment subsequently was entered in favor of Dearborn and ArcelorMittal filed an appeal with the United States Court of Appeals for the Federal Circuit. On November 30, 2012, the Court of Appeals issued a decision reversing certain findings related to claim construction and the validity of the Patent and remanded the case to the trial court for further proceedings. On January 30, 2013, ArcelorMittal filed a motion for rehearing with the Court of Appeals. On March 20, 2013, the Court of Appeals denied ArcelorMittal’s motion for rehearing. The case then was remanded to the trial court for further proceedings. On April 16, 2013, pursuant to a petition previously filed by ArcelorMittal and ArcelorMittal USA LLC, the U.S. Patent and Trademark Office reissued the Patent as U.S. Reissue Patent RE44,153 (the “Reissued Patent”). Also on April 16, 2013, ArcelorMittal filed a second action against Dearborn in the United States District Court for the District of Delaware, Case No. 1:13-cv-00686 (the “Second Action”). The complaint filed in the Second Action alleges that Dearborn is infringing the claims of the Reissued Patent and seeks injunctive relief and unspecified compensatory damages. On May 13, 2013, Dearborn filed a motion to dismiss key elements of the complaint filed in the Second Action. On October 25, 2013, the District Court granted summary judgment in favor of Dearborn. The Court ruled that ArcelorMittal’s Reissued Patent was invalid due to ArcelorMittal’s deliberate violation of a statutory prohibition on broadening a patent through reissue more than two years after the original Patent was granted and that the original Patent had been surrendered when the Reissued Patent was issued and thus is no longer in effect. Final Judgment was entered on October 31, 2013. On November 6, 2013, ArcelorMittal filed a motion to clarify or, in the alternative, to alter or amend the October 31, 2013 judgment. On December 5, 2013, the court issued a memorandum and order denying the motion and entering final judgment in favor of defendants, including Dearborn and against ArcelorMittal, specifically ruling that all claims of ArcelorMittal’s Reissued Patent are invalid as violative of 35 U.S.C. §251(d). On December 30, 2013, ArcelorMittal filed notices of appeal to the Federal Circuit Court of Appeals. The parties have fully briefed the issues on appeal and the case has not yet been assigned for argument before the Federal Circuit Court of Appeals. Assuming the closing of the Acquisition, AK Steel intends to continue to contest this matter vigorously. At this time, AK Steel has not made a determination that a loss is probable and it does not have adequate information to reliably or accurately estimate its potential loss in the event that ArcelorMittal were to prevail in its appeal in this dispute. Because AK Steel has been unable to determine that the potential loss in this case is probable or estimable, it has not recorded an accrual related to this matter. In the event that AK Steel’s assumptions used to evaluate whether a loss in this matter is either probable or estimable prove to be incorrect or change in future periods, AK Steel may be required to record a liability for an adverse outcome.

Environmental Contingencies

On May 12, 2014, the Michigan Department of Environmental Quality (“MDEQ”) issued to Dearborn an Air Permit to Install (“PTI”) No. 182-05C to increase the emission limits for the blast furnace and other emission sources. The PTI was issued as a correction to a prior PTI based on information that was not available during the prior permitting process. On July 10, 2014, the South Dearborn Environmental Improvement Association (“SDEIA”), Detroiters Working for Environmental Justice, Original United Citizens of Southwest Detroit and Sierra Club filed a Claim of Appeal of the PTI in the State of Michigan Wayne County Circuit, Case No. 14-008887-AA. Appellants and the MDEQ stipulated to the intervention of Severstal in this action as an additional Appellee. The Appellants allege multiple deficiencies with the permit and the permitting process. AK Steel believes that the MDEQ issued this permit properly in compliance with applicable law and will vigorously contest this appeal following the closing of the Dearborn Acquisition. Until the appeal is resolved, AK Steel cannot determine what the ultimate permit limits will be or reliably estimate the costs, if any, in the event that the appeal is successful or the timeframe over which any potential costs would be incurred. There can be no assurances that such costs will not be material.

On August 21, 2014, the SDEIA filed a Complaint under the Michigan Environmental Protection Act (“MEPA”) in the State of Michigan, Wayne County Circuit Case No. 14-010875-CE. The plaintiffs allege that the air emissions from the Dearborn facility are impacting the air, water and other natural resources, as well as the public trust in such resources. The plaintiffs are, among other requested relief, requesting that the court assess the limitations in PTI No. 182-05C, issued May 12, 2014, to determine their sufficiency. Assuming the closing of the Dearborn Acquisition, AK Steel will vigorously contest these claims. Until the claims that are the subject of this Complaint are resolved, AK Steel cannot reliably estimate the costs, if any, associated with the claims or the timeframe over which any potential costs would be incurred.

Between 2008 and the end of 2013, Dearborn had been issued multiple Notices of Violation (“NOVs”) from MDEQ and the United State Environmental Protection Agency (“EPA”), covering a wide range of alleged environmental violations, mostly regarding the Clean Air Act. The United States Department of Justice (“DOJ”)

and MDEQ have proposed a settlement to Dearborn to resolve the alleged violations contained in the NOVs and the parties are currently negotiating the terms of a proposed Consent Decree. Assuming the closing of the Dearborn Acquisition, AK Steel believes it has the potential to reach a settlement in this matter, but it cannot be certain that a settlement will be reached or reliably estimate at this time how long it will take to reach a settlement or the terms of such a settlement. AK Steel will vigorously contest any claims which cannot be resolved through a settlement. Until it has reached a settlement with MDEQ and EPA or the claims that are the subject of the NOVs are otherwise resolved, AK Steel cannot reliably estimate the costs or fines, if any, associated with the potential Consent Decree or the timeframe over which any potential costs or fines would be incurred.

On April 9, 2014, SDEIA sent a Notice of Intent to Sue under the Clean Air Act to Dearborn. On June 18, 2014, SDEIA filed a Complaint under the citizen enforcement action provisions of the Clean Air Act against Dearborn in Federal District Court for the Eastern District of Michigan, Case No. 2:14-cv-12387-GER-PJK. The Complaint alleges violations nearly identical to those alleged in the NOVs arising under the Clean Air Act that were issued to Dearborn by MDEQ and EPA between 2008 and 2013 and are the subject of ongoing settlement negotiations. On August 29, 2014, Severstal Dearborn moved to dismiss many of the counts in the Complaint. Assuming the closing of the Dearborn Acquisition, AK Steel will vigorously contest these claims. Until the claims that are the subject of this Complaint are resolved, AK Steel cannot reliably estimate the costs, if any, associated with the claims or the timeframe over which any potential costs would be incurred.

On April 27, 2000, MDEQ issued a Resource Conservation and Recovery Act (“RCRA”) Corrective Action Order No. 111-04-00-07E to Rouge Steel Company and Ford Motor Company for the property that includes the Dearborn facility. The Corrective Action Order has been amended five times. Dearborn became a party to the Corrective Action Order via an amendment dated January 24, 2004 as a result of becoming the successor-in-interest to Rouge Steel Company for certain matters. The Corrective Action Order requires the site-wide investigation and where appropriate, remediation, of the facility. The site investigation and remediation is ongoing. AK Steel cannot reliably estimate at this time how long it will take to complete this site investigation and remediation. Dearborn has accrued, and assuming the closing of the Dearborn Acquisition, AK Steel currently intends to continue to accrue, approximately $0.4 for the projected cost of the continuing investigation. To date, Ford Motor Company has incurred most of the costs of the investigation and remediation due to its prior ownership of the steelmaking operations at the Dearborn facility. Until the site investigation is completed, AK Steel cannot reliably estimate the additional costs, if any, associated with any potentially required remediation of the site or the timeframe during which these potential costs would be incurred.

On August 29, 2013, the West Virginia Department of Environmental Protection (“WVDEP”) issued to Mountain State Carbon a renewal National Pollution Discharge Elimination System (“NPDES”) permit for wastewater discharge from the facility to the Ohio River. The new NPDES permit included numerous new, and more stringent, effluent limitations. On October 7, 2013, Mountain State Carbon appealed the permit to the Environmental Quality Board, Appeal No. 13-25-EQB. Assuming the closing of the Dearborn Acquisition, AK Steel believes it has the potential to reach a settlement in this matter, but it cannot be certain that a settlement will be reached or reliably estimate at this time how long it will take to reach a settlement or the terms of such a settlement. AK Steel will vigorously contest any claims which cannot be resolved through a settlement. Until it has reached a settlement with WVDEP or the issues that are the subject of the appeal are otherwise resolved, AK Steel cannot determine what the ultimate permit limits will be or reliably estimate the costs, if any, associated with the renewal permit or the timeframe over which any potential costs would be incurred. There can be no assurances that such costs will not be material.

On February 6, 2012, the United States and the WVDEP filed a Complaint under the Clean Air Act and RCRA against Mountain State Carbon in the U.S. District Court for the Northern District for West Virginia, Civil Action No. 5:12-CV-19. On March 6, 2012, WVDEP voluntarily dismissed its claims against Mountain State Carbon. The case proceeded to a bench trial in May 2014, during which the United States pursued three main claims alleging: (1) excess opacity at the combustion stack caused by deficient through walls; (2) excess hydrogen sulfide emissions due to a deficient primary cooler; and (3) various RCRA violations. The government sought injunctive relief on each claim, and a civil penalty of $10.6. On July 17, 2014, the Court issued its Findings of Facts, Conclusions of Law and Memorandum Order and dismissed most of the United States’ claims in their entirety. The Court did, however, assess a civil penalty of approximately $2.4 and order three injunctive relief measures: (1) the assessment by both parties’ experts of the sufficiency of the cokemaking facility’s through walls and the submission to the Court of a report by October 15, 2014, following which the replacement of some or all through walls could be required; (2) the requirement for Mountain State Carbon to install and utilize an automated system that tracks oven charging times at Battery 8 to identify ovens that cause opacity violations; and (3) the requirement for Mountain State Carbon to clean all spirals in the heat exchangers as soon as practicable and establish a regular cleaning schedule. On August 21, 2014, the Court issued an Order in response to the Plaintiff’s Motion for Entry of Judgment, memorializing the judgment identified in the Findings of Fact, Conclusions of Law and Memorandum Order. In the event the United States appeals the judgment, and assuming the closing of the Dearborn Acquisition, AK Steel will vigorously defend the judgment in such appeal.

BUSINESS

AK Steel

We are an integrated producer of flat-rolled carbon, stainless and electrical steels and tubular products, with nine steelmaking and finishing plants and tubular production facilities located in Indiana, Kentucky, Ohio and Pennsylvania. We produce flat-rolled value-added carbon steels, including premium-quality coated, cold-rolled and hot-rolled carbon steel products, specialty stainless and electrical steels that are sold in sheet and strip form and carbon and stainless flat-rolled steel that are finished into welded steel tubing. Upon the closing of our acquisition of Severstal Dearborn, LLC and its related assets, as further described below, we will add an integrated steelmaking facility located in Dearborn, Michigan, as well as a cokemaking facility in West Virginia and interests in three joint ventures that process and finish flat-rolled steel products.

Our carbon steel products are sold primarily to customers in the automotive industry, to various manufacturers, including manufacturers of heating, ventilation and air conditioning equipment and appliances and to distributors, service centers and converters who may further process our products prior to reselling them. Our stainless steel products are sold primarily to customers in the automotive industry, as well as to manufacturers of food handling, chemical processing, pollution control and medical and health equipment, and to distributors and service centers. Our electrical steels, which are iron-silicon alloys with unique magnetic properties, are sold primarily to manufacturers of power transmission and distribution transformers. Our tubular products are sold to customers in the automotive, large truck, industrial and construction markets. In addition, our operations include European trading companies, which buy and sell steel and steel products and other materials. Our wholly-owned subsidiary, AK Coal Resources, Inc. (“AK Coal”), produces metallurgical coal from reserves in Pennsylvania, and we own a 49.9% equity interest in Magnetation LLC (“Magnetation”), a joint venture that produces iron ore concentrate from previously-mined ore reserves and that is expected to begin producing iron ore pellets in the late third quarter of 2014.

For additional information regarding our customers, markets, properties and raw material needs, please refer to AK Holding’s Annual Report on Form 10-K for the year ended December 31, 2013 and subsequently filed Quarterly Reports on Form 10-Q, which are incorporated by reference herein.

Dearborn

On July 21, 2014, we announced that AK Steel had signed an agreement to acquire Severstal North America’s integrated steelmaking assets located in Dearborn, Michigan for $700 million in cash (the “Dearborn Acquisition”). The Dearborn Acquisition also includes a cokemaking facility and interests in three joint ventures that process flat-rolled steel products.

The Dearborn plant has the capacity to produce 2.4 million tons of flat-rolled steel per annum and produces high-quality, carbon flat-rolled steels for the automotive, construction and appliance markets. Dearborn’s value-added products are primarily utilized in the North American automotive industry, which accounted for approximately 57% of its direct 2013 steel shipments (and approximately 63% of its steel shipments when including indirect shipments). Dearborn is also a leading supplier to the U.S. distributor and pipe and tube markets, which represented 21% and 10% of 2013 shipments, respectively.

Since 2007, Severstal has invested over $1.2 billion in the Dearborn plant, including a rebuild of its blast furnace (2007), improvements to the its hot strip mill, construction of a new state of the art pickle line tandem cold mill (2011) and construction of a new hot dip galvanizing line (2011).

In addition to the steelmaking facilities at the Dearborn plant, AK Steel will also acquire the Mountain State Carbon cokemaking facility and interests in three steel finishing joint ventures as part of the Dearborn Acquisition, as further detailed below:

•

Mountain State Carbon, LLC is a leading producer of high-quality coke with up to 1.1 million tons of annual coke production capacity from its four coke batteries. For the twelve months ended June 30, 2014,

Mountain State Carbon produced approximately 500,000 tons and provided about two-thirds of Dearborn’s total coke requirements;

•	Spartan Steel Coating, LLC is a 48%-owned joint venture with Worthington Industries in Monroe, Michigan, that produces hot dip galvanized sheet sold to unexposed automotive and service center customers. Current annual capacity is 600,000 tons. The Dearborn plant supplies 100% of substrate needs and sells at least 80% of Spartan Steel’s output;

•	Delaco Processing, LLC is a 49%-owned joint venture with Delaco Supreme Tool and Gear Company that operates a slitter for the processing of steel coils; and

•	Double Eagle Steel Coating Company is a 50%-owned joint venture with United States Steel Corporation located adjacent to the Dearborn facility. It is the world’s largest electrogalvanizing line with capacity of 870,000 tons per year, producing premium quality galvanized sheet steel primarily for automotive customers. The future status of Double Eagle is uncertain, as the joint venture is currently scheduled for dissolution in the first quarter of 2015.

The Dearborn plant is located in close proximity to many of AK Steel’s customers and is highly complementary to AK Steel’s existing carbon steel operations.

DESCRIPTION OF CERTAIN INDEBTEDNESS

The following is a summary, believed to be accurate, of the terms we consider material of the documents governing our material indebtedness, but reference is made to the actual documents governing such indebtedness, which have been filed with the SEC. All such summaries are qualified in their entirety by this reference. See “Where You Can Find More Information” and “Incorporation By Reference.”

AK Steel’s Credit Facility

In March 2014, AK Steel entered into a new $1.1 billion credit facility with a group of lenders (the “Credit Facility”). The new credit facility, which expires in March 2019, replaced AK Steel’s prior $1.1 billion asset-backed revolving credit facility, which was set to expire in April 2016, and is secured by the same classes of assets as the $1.1 billion asset-backed revolving credit facility. The new credit facility contains common restrictions similar to the prior $1.1 billion asset-backed revolving credit facility, including limitations on, among other things, distributions and dividends, acquisitions and investments, indebtedness, liens and affiliate transactions. References to the Credit Facility prior to March 17, 2014 refer to the prior $1.1 billion asset-backed revolving credit facility and references to the Credit Facility after March 17, 2014 refer to the new $1.1 billion credit facility. Availability is calculated as the lesser of the Credit Facility commitments or the Company’s eligible collateral after advance rates, less outstanding revolver borrowings and letters of credit. The Company’s obligations under the Credit Facility are secured by its inventory and accounts receivable, and availability under the Credit Facility fluctuates monthly based on the varying levels of eligible collateral. The Credit Facility provides the Company with enhanced liquidity and greater financial and strategic flexibility. The Credit Facility includes a separate “first-in, last-out”, or “FILO” tranche, which allows the Company to maximize its eligible collateral at higher advance rates. The Credit Facility requires maintenance of a minimum fixed charge coverage ratio of one to one if availability under the Credit Facility is less than $110.0 million. Borrowings under the Credit Facility bear interest at a base rate or, at the Company’s option, LIBOR, plus an additional interest rate margin that is determined by the average daily availability of borrowings under the Credit Facility. The additional interest rate margin for revolver borrowings (i.e., non-FILO Facility borrowings) ranges from 0.50% to 1.00% per annum in the case of base rate borrowings and from 1.50% to 2.00% per annum in the case of LIBOR borrowings. For borrowings under the FILO Facility, the additional interest rate margin ranges from 1.75% to 2.25% per annum in the case of base rate borrowings and from 2.75% to 3.25% per annum in the case of LIBOR borrowings. In addition, the Company pays a commitment fee on the undrawn commitments under the Credit Facility from time to time according to the average daily balance of borrowings (which balance also includes outstanding letters of credit) under the Credit Facility during any month. This commitment fee on undrawn commitments applies at a rate of 0.375% per annum. The Company uses the Credit Facility for working capital and general corporate purposes and does not expect the Credit Facility’s restrictions to affect or limit its ability to conduct its business in the ordinary course. In April 2014, in order to provide additional collateral to the borrowing base and increase the Company’s availability under the Credit Facility, thereby enhancing its liquidity, the Company added AK Tube LLC and AK Steel Properties, Inc. (the “Subsidiary Guarantors”), both 100%-owned subsidiaries, as guarantors under the Credit Facility, in addition to the existing guarantor, AK Holding.

Upon the closing of the Dearborn Acquisition, we intend to amend our Credit Facility to, among other things, increase the aggregate principal amount of commitments under the Credit Facility by up to $400 million, in order to provide additional liquidity, increase availability thresholds and amend certain covenants to increase the operational flexibility of AK Steel and its subsidiaries. The amended Credit Facility will be secured by the same classes of assets, including certain acquired assets of Dearborn, and will contain common restrictions, including limitations on, among other things, distributions and dividends, acquisitions and investments, indebtedness, liens and affiliate transactions. The closing of such amendment is not a condition to closing of this offering.

Senior Secured Notes

In November 2012, the Company issued $350.0 million aggregate principal amount of 8.75% Senior Secured Notes due December 2018. In June 2013, AK Steel issued $30.0 million of aggregate principal amount

(the “add-on notes”) of its 8.75% Senior Secured Notes due 2018, as an add-on to its outstanding $350.0 million aggregate principal amount of such notes (collectively, the “Secured Notes”). Substantially all property, plant and equipment of AK Steel and the Subsidiary Guarantors is pledged as collateral for the Secured Notes. AK Holding and the Subsidiary Guarantors fully and unconditionally, jointly and severally, guarantees the payment of interest, principal and premium, if any, on the Secured Notes. The book value of such collateral as of December 31, 2013 was approximately $1.4 billion. The indenture governing the Secured Notes includes covenants with customary restrictions on (a) the incurrence of additional debt by certain AK Steel subsidiaries, (b) the incurrence of liens by AK Steel and AK Holding’s other subsidiaries, (c) the amount of sale/leaseback transactions, (d) the use of proceeds from the sale of collateral, and (e) the ability of AK Steel and AK Holding to merge or consolidate with other entities or to sell, lease or transfer all or substantially all of the assets of AK Steel and AK Holding to another entity. The Secured Notes also contain customary events of default. Prior to December 1, 2015, AK Steel may redeem the Secured Notes at a price equal to par plus a make-whole premium and all accrued and unpaid interest to the date of redemption. Subsequent to that date, they are redeemable at 104.375% until December 1, 2016, 102.188% thereafter until December 1, 2017 and 100.0% thereafter, together with all accrued and unpaid interest to the date of redemption. The indenture governing the Secured Notes provides that upon a change of control, as defined in the indenture, AK Steel is required to make an offer to purchase such notes at a price equal to 101% of the principal amount of the notes on the date of purchase, plus accrued and unpaid interest.

Senior Unsecured Notes

In November 2012, AK Steel issued $150.0 million aggregate principal of 5.00% Exchangeable Senior Notes due November 2019 (the “Exchangeable Notes”). AK Steel may not redeem the Exchangeable Notes prior to their maturity date. After August 15, 2019, holders may exchange their Exchangeable Notes at any time. Upon exchange, the Company will be obligated to (i) pay an amount in cash equal to the aggregate principal amount of the Exchangeable Notes to be exchanged and (ii) pay cash, deliver shares of AK Holding common stock or a combination thereof, at the Company’s election, for the remainder, if any, of the exchange obligation in excess of the aggregate principal amount of the Exchangeable Notes being exchanged. Holders may exchange their Exchangeable Notes into shares of AK Holding common stock at their option at an initial exchange rate of 185.1852 shares of AK Holding common stock per $1,000 principal amount of Exchangeable Notes. The initial exchange rate is equivalent to a conversion price of approximately $5.40 per share of common stock, which equates to 27.8 million shares to be used to determine the aggregate equity consideration to be delivered upon exchange, subject to adjustment for certain dilutive effects from potential future events. Holders may exchange their Exchangeable Notes prior to August 15, 2019 only under certain circumstances. The indenture governing the Exchangeable Notes (the “Exchangeable Notes Indenture”) does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by the Company or its subsidiaries. If the Company undergoes a fundamental change, as defined in Exchangeable Notes Indenture (which, for example, would include various transactions pursuant to which the Company would undergo a change of control), holders may require AK Steel to repurchase the Exchangeable Notes in whole or in part for cash at a price equal to par plus any accrued and unpaid interest. In addition, in the event the Company undergoes a “make-whole fundamental change,” as defined in the Exchangeable Notes Indenture, prior to the maturity date, in addition to requiring AK Steel to repurchase the Exchangeable Notes in whole or in part for cash at a price equal to par plus any accrued and unpaid interest, the exchange rate will be increased in certain circumstances for a holder who elects to exchange its notes in connection with such event. Based on the initial exchange rate, the Exchangeable Notes are exchangeable into a maximum of 37.5 million shares of AK Holding common stock. However, such maximum amount of shares would be exchanged only if, as a result of the occurrence of a “make-whole fundamental change” described above, the Company elects to satisfy the higher exchange rate by delivering to the holders shares of AK Holding common stock in consideration therefor. Although the Exchangeable Notes were issued at par, for accounting purposes the proceeds received from the issuance of the notes are allocated between debt and equity to reflect the fair value of the exchange option embedded in the notes and the fair value of similar debt without the exchange option. As a result, $38.7 million of the gross proceeds of the Exchangeable Notes were recorded as an increase in additional paid-in capital with the offsetting amount recorded as a debt discount. The debt discount is being amortized over the term of the Exchangeable Notes using the effective interest method. As of December 31, 2013 and 2012, the remaining unamortized debt discount was $34.3 million and $38.2 million, respectively, and the net carrying amount of the Exchangeable Notes was $115.7 million and $111.8 million, respectively. The portion of underwriting discounts and other fees of $1.4 million associated with the exchange option were recorded as a reduction to the gross proceeds included in additional paid-in capital. The carrying amount of the exchange option was $37.3 million at December 31, 2013 and 2012. The value of the Exchangeable Notes if exchanged as of December 31, 2013, would have exceeded the principal amount by $35.3 million.

AK Steel’s outstanding 7.625% Senior Notes are due May 2020 (the “2020 Notes”). Prior to May 15, 2015, AK Steel may redeem the 2020 Notes at a price equal to par plus a make-whole premium and all accrued and unpaid interest to the date of redemption. Subsequent to that date, they are redeemable at 103.813% until May 15, 2016, 102.542% thereafter until May 15, 2017, 101.271% thereafter until May 15, 2018 and 100.0% thereafter, together with all accrued and unpaid interest to the date of redemption.

In March 2012, AK Steel issued $300.0 million of 8.375% Senior Notes due April 2022 (the “2022 Notes”) and generated net proceeds of $293.2 million after underwriting discounts and other fees. Prior to April 1, 2017, AK Steel may redeem the 2022 Notes at a price equal to par plus a make-whole premium and all accrued and unpaid interest to the date of redemption. Subsequent to that date, they are redeemable at 104.188% until April 1, 2018, 102.792% thereafter until April 1, 2019,101.396% thereafter until April 1, 2020 and 100.0% thereafter, together with all accrued and unpaid interest to the date of redemption.

The 2020 Notes, the 2022 Notes, the Exchangeable Notes and the unsecured IRBs discussed below (collectively, the “Senior Unsecured Notes”) are equal in right of payment. AK Holding and the Subsidiary Guarantors (other than with respect to the Exchangeable Notes) fully and unconditionally, jointly and severally, guarantees the payment of interest, principal and premium, if any, on the Senior Unsecured Notes. The indentures governing the 2020 Notes, the 2022 Notes and the IRBs include covenants with customary restrictions on (a) the incurrence of additional debt by certain AK Steel subsidiaries, (b) the incurrence of liens by AK Steel and AK Holding’s other subsidiaries, (c) the amount of sale/leaseback transactions, and (d) the ability of AK Steel and AK Holding to merge or consolidate with other entities or to sell, lease or transfer all or substantially all of the assets of AK Steel and AK Holding to another entity. The indentures governing the 2020 Notes and the 2022 Notes provide that upon a change of control repurchase event, as defined in such indentures, and subject to certain conditions, AK Steel is required to make an offer to purchase such notes at a price equal to 101% of the principal amount of the notes, plus accrued and unpaid interest to the date of the purchase. The indentures governing the Senior Unsecured Notes also contain customary events of default. The Senior Unsecured Notes rank junior in priority to the Secured Notes to the extent of the value of the assets securing such indebtedness. The notes offered hereby will contain substantially the same covenants, change of control provisions and events of default as the 2020 Notes and 2022 Notes.

Taxable Tax Increment Revenue Bonds

In 1997, in conjunction with construction of our Rockport Works facility, the Spencer County (IN) Redevelopment District (the “District”) issued $23.0 million in taxable tax increment revenue bonds. Proceeds from the bond issue were used by the Company for the acquisition of land and site improvements at the facility. The source of the District’s scheduled principal and interest payments through maturity in 2017 is a designated portion of the Company’s real and personal property tax payments. The Company is obligated to pay any deficiency in the event its annual tax payments are insufficient to enable the District to make principal and interest payments when due. In 2013, the Company made deficiency payments totaling $1.3 million. At December 31, 2013, the remaining semiannual payments of principal and interest due through the year 2017 total $24.2 million. The Company includes potential payments due in the coming year under this agreement in its annual property tax accrual.

Tax-Exempt Industrial Revenue Bonds

In February 2012, we completed an offering (the “2012 IRB Offering”) of $73.3 million of tax-exempt industrial revenue bonds (“IRBs”). The 2012 IRB Offering was effected through offerings of newly issued tax-

exempt IRBs in an aggregate principal amount equal to the aggregate outstanding principal amount of the IRBs being replaced. We used the net proceeds from the newly issued fixed-rate tax-exempt IRBs to redeem our prior variable-rate tax exempt IRBs (“Redeemed IRBs”) in March 2012.

More specifically, the 2012 IRB Offering resulted in the issuance of the following new fixed-rate tax-exempt IRBs (the “New IRBs”): (i) $36.0 million aggregate principal amount of 6.75% tax-exempt IRBs due June 1, 2024 issued by the Ohio Air Quality Development Authority (the “OAQDA”), (ii) $30.0 million aggregate principal amount of 7.0% tax-exempt IRBs due June 1, 2028 issued by the City of Rockport, Indiana (the “City of Rockport”), and (iii) $7.3 million aggregate principal amount of 6.25% tax-exempt IRBs due June 1, 2020 issued by the Butler County Industrial Development Authority in Butler County, Pennsylvania (the “BCIDA”, and collectively with the OAQDA and the City of Rockport, the “Tax-Exempt Issuers”). The New IRBs were issued by the Tax-Exempt Issuers, who loaned the net proceeds of the respective issuances to us pursuant to the terms of loan agreements between us and each of the OAQDA, City of Rockport and BCIDA (the “Loan Agreements”). The Loan Agreements provide that the net proceeds of the New IRBs be held by the trustee, Wells Fargo Bank, National Association (the “Trustee”), for the purpose of redeeming the principal amount and accrued interest on the Redeemed IRBs.

The Loan Agreements contain certain customary events of default after which the New IRBs may be declared due and payable if not cured within an applicable grace period or, in certain circumstances, may be declared due and payable immediately. Such events of default include, among others, failure to pay principal and premium, if any, and interest on the New IRBs when due and payable; a breach of the certain covenants, including restrictions on the incurrence of additional debt by certain AK Steel subsidiaries, limitations on the incurrence of liens and the amount of sale/leaseback transactions, and the ability of AK Steel and AK Holding to merge or consolidate with other entities or to sell, lease or transfer all or substantially all of the assets of the AK Steel and AK Holding to another entity, in addition to certain other customary events of default; and certain events in bankruptcy, insolvency or reorganization of AK Steel or AK Holding. In addition, the New IRBs are subject to special mandatory redemption, at any time at 100% of the principal amount plus accrued interest thereon, in the event that a final determination is made that interest payments on the New IRBs are not excludable from holders’ gross income for federal income tax purposes. AK Steel’s obligations in connection with the New IRBs are guaranteed by AK Holding and the Subsidiary Guarantors.

DESCRIPTION OF NOTES

AK Steel will issue the notes under an indenture, dated as of May 11, 2010, among AK Steel, as issuer, AK Holding, as guarantor, and U.S. Bank National Association, as trustee (the “Trustee”), as heretofore supplemented, and as to be further supplemented by a fifth supplemental indenture, to be dated as of                     , 2014, among AK Steel, as the issuer, AK Holding, AK Tube LLC, a Delaware limited liability company (“AK Tube”) and AK Steel Properties, Inc., a Delaware corporation (“AK Properties” and together with AK Tube, the “Subsidiary Guarantors”), as guarantors, and the Trustee. We refer to the indenture, as so supplemented, as the Indenture. AK Steel previously issued $400.0 million aggregate principal amount of its 7.625% Senior Notes due 2020 on May 11, 2010, an additional $150.0 million aggregate principal amount of its 7.625% Senior Notes due 2020 on December 9, 2011, $300.0 million aggregate principal amount of its 8.375% Senior Notes due 2022 on March 22, 2012 and $150.0 million aggregate principal amount of its 5.00% Exchangeable Senior Notes due 2019 on November 20, 2012 under the Indenture. The terms of the notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended.

The following is a summary of the material provisions of the Indenture insofar as relevant to the notes but such summary does not restate the Indenture in its entirety. You can find the definitions of certain capitalized terms used in the following summary under the subheading “Definitions.” We urge you to read the Indenture because it, and not this description, defines your rights as holders of the notes. A copy of the Indenture has been filed as an exhibit to a current report on Form 8-K, filed on May 11, 2010, and incorporated by reference herein.

For purposes of this “Description of Notes,” the terms “AK Steel,” “we,” “us” and “our” mean AK Steel Corporation and its successors under the Indenture, excluding its subsidiaries and parent, and the term “AK Holding” means AK Steel Holding Corporation and its successors under the Indenture, excluding its subsidiaries.

General

The notes will be unsecured unsubordinated obligations of AK Steel, and will mature on                 , 2021. AK Steel may, without the consent of the holders of the notes, issue additional notes (the “Additional Notes”), provided that if the Additional Notes are not fungible with the notes for U.S. federal income tax purposes, the Additional Notes will have a separate CUSIP number. None of these Additional Notes may be issued if an Event of Default (as defined under the subheading “—Events of Default”) has occurred and is continuing with respect to the notes. The notes and any Additional Notes subsequently issued would be treated as a single class for all purposes under the Indenture. In addition, AK Steel may issue additional series of debt securities under the Indenture at any time.

Each note will bear interest at the rate of         % per annum from the most recent interest payment date to which interest has been paid on the notes or, if interest has not been paid, from the issue date. Interest on the notes will be payable on                 and                  of each year beginning on                     , 2015. Interest will be paid to Holders of record at the close of business on                 or                 immediately preceding the interest payment date. Interest will be computed on the basis of a 360-day year of twelve 30-day months on a U.S. corporate bond basis.

The notes may be exchanged or transferred at the office or agency of AK Steel. Initially, the paying agent office of the Trustee will serve as such office. The notes will be issued only in fully registered form, without coupons, in denominations of $2,000 of principal amount and multiples of $1,000 in excess thereof. See “—Book-Entry; Delivery and Form.” No service charge will be made for any registration of transfer or exchange of notes, but AK Steel may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

The notes will not be entitled to the benefit of any sinking fund.

Change of Control

AK Steel must commence, within 30 days of the occurrence of a Change of Control Repurchase Event, and consummate an Offer to Purchase for all notes then outstanding, at a purchase price equal to 101% of their principal amount, plus accrued interest, if any, to the Payment Date.

There can be no assurance that AK Steel will have sufficient funds available at the time of any Change of Control Repurchase Event to make any debt payment (including repurchases of notes) required by the foregoing covenant, as well as any other repayments pursuant to covenants that may be contained in loan facilities or other securities of AK Steel that might be outstanding at the time.

AK Steel will not be required to make an Offer to Purchase upon the occurrence of a Change of Control Repurchase Event if a third party makes an offer to purchase the notes in the manner, at the times and price, and otherwise in compliance with the requirements of the Indenture applicable to an Offer to Purchase for a Change of Control Repurchase Event, and purchases all notes validly tendered and not withdrawn in such offer to purchase.

Notwithstanding anything to the contrary herein, an Offer to Purchase upon the occurrence of a Change of Control Repurchase Event may be made in advance of a Change of Control, conditional upon such Change of Control Repurchase Event, if a definitive agreement is in place for the Change of Control at the time of making the Offer to Purchase pursuant to the Change of Control Repurchase Event.

The definition of Change of Control includes a phrase relating to the direct or indirect sale, transfer, conveyance or other disposition of “all or substantially all” of the properties or assets of AK Steel and its Subsidiaries, taken as a whole. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require AK Steel to purchase its notes as a result of the sale, transfer, conveyance or other disposition of less than all of the assets of AK Steel and its Subsidiaries may be uncertain.

Holders may not be able to require us to purchase their notes in certain circumstances involving a significant change in the composition of the Board of Directors, including a proxy contest where the Board of Directors does not endorse the dissident slate of directors but approves them as “continuing directors.” In this regard, a decision of the Delaware Chancery Court (not involving our company or our securities) considered a change of control redemption provision of an indenture governing publicly traded debt securities substantially similar to the change of control described in clause (4) of the definition of Change of Control. In its decision, the court noted that a board of directors may “approve” a dissident shareholder’s nominees solely for purposes of such an indenture, provided the board of directors determines in good faith that the election of the dissident nominees would not be materially adverse to the interests of the corporation or its stockholders (without taking into consideration the interests of the holders of debt securities in making this determination).

Optional Redemption

At any time prior to                 , 2017, we may redeem the notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the notes redeemed plus the Applicable Premium, plus accrued and unpaid interest to the redemption date.

“Applicable Premium” means, with respect to any note on any redemption date, the greater of (1) 1.0% of the principal amount of such note and (2) the excess, if any of (a) the present value at such redemption date of (i) the redemption price of such note at                 , 2017 (such redemption price set forth in the table below), plus (ii) all required interest payments due on such note through                 , 2017 (excluding accrued and unpaid interest to the redemption date), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over (b) the then outstanding principal amount of such note.

“Treasury Rate” means, as of any redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15(519) that has become publicly available at least two business days prior to the redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the redemption date to                 , 2017; provided, however, that if the period from the redemption date to                 , 2017, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

We may redeem the notes, in whole or in part, at any time on or after                 , 2017, at the redemption price for the notes (expressed as a percentage of principal amount) set forth below, plus accrued and unpaid interest to the redemption date, if redeemed during the twelve-month period commencing on                 of the years indicated below:

Year	Redemption Price
2017		%
2018		%
2019 and thereafter	100.000%

In addition, at any time prior to                 , 2017, we may redeem up to 35% of the principal amount of the notes (including any Additional Notes) with the net cash proceeds of one or more sales of AK Holding’s common stock occurring after the Closing Date (to the extent proceeds are contributed to us as equity) at a redemption price (expressed as a percentage of principal amount) of         %, plus accrued and unpaid interest to the redemption date; provided that at least 65% of the aggregate principal amount of notes originally issued on the Closing Date remains outstanding after each such redemption and notice of any such redemption is mailed within 60 days of each such sale of common stock.

We will give not less than 30 days’ nor (except in connection with the satisfaction and discharge or defeasance of the Indenture) more than 60 days’ notice of any redemption. If less than all of the notes are to be redeemed, subject to DTC procedures, selection of the notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the notes are listed, or, if the notes are not listed on a national securities exchange, by lot or by such other method as the Trustee in its sole discretion shall deem to be fair and appropriate. However, no note of $2,000 in principal amount or less shall be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to such note will state the portion of the principal amount to be redeemed. A new note in principal amount equal to the unredeemed portion will be issued upon cancellation of the original note.

We may at any time and from time to time purchase notes in the open market, by tender offer, through privately negotiated transactions or otherwise.

Guarantees

Payment of the principal of, premium, if any, and interest on the notes will be fully and unconditionally guaranteed on an unsecured unsubordinated basis by AK Holding, our direct parent, and by the Subsidiary Guarantors.

In addition, we may be required to cause certain other Subsidiaries to Guarantee the notes pursuant to the provision described under “Certain Covenants—Limitation on Subsidiary Debt.” Any such Guarantee will be released upon the release or discharge (other than a discharge through payment thereon) of the Indebtedness of such Subsidiary which resulted in the obligation to Guarantee the notes (or, in respect of the Subsidiary Guarantors on the Closing Date, release of their guarantees of all of our other Indebtedness), the disposition of capital stock in compliance with the Indenture of such Subsidiary such that it no longer is a Subsidiary of AK

Holding, or upon defeasance or satisfaction and discharge of the notes. Finally, we may choose to cause any Subsidiary to Guarantee the notes, and may cause such Note Guarantee to be released at any time, provided that after giving effect to such release, we would be in compliance with the provision described under “Certain Covenants—Limitation on Subsidiary Debt.” We will not be restricted from selling or otherwise disposing of any of such Guarantor or any of its assets.

Ranking

The notes will be equal in right of payment with all existing and future unsubordinated unsecured Indebtedness of AK Steel and senior in right of payment to any subordinated Indebtedness AK Steel may incur. The Note Guarantees of AK Holding and the Subsidiary Guarantors will be equal in right of payment with all existing and future unsubordinated unsecured Indebtedness of AK Holding and the Subsidiary Guarantors, respectively, and senior in right of payment to all subordinated indebtedness of AK Holding and the Subsidiary Guarantors, respectively. The notes and the Note Guarantees will be effectively subordinated to any secured Indebtedness to the extent of the value of the assets securing such debt. Our credit facility is secured by the inventory and accounts receivable of AK Steel and AK Tube and our $380 million of 8.750% Senior Secured Notes due 2018 are secured by substantially all of our, AK Tube’s and AK Properties’ property, plant and equipment, As of June 30, 2014, on an as-adjusted basis to give effect to the Dearborn Acquisition and this offering, the concurrent offering of shares of AK Holding’s common stock and the application of the proceeds therefrom and the amendment of the Credit Facility, we would have had outstanding $2,379.3 million of indebtedness (excluding unamortized discount), and we would have had the ability to borrow up to $929.9 million of additional indebtedness under our Credit Facility (after taking into account outstanding letters of credit and other obligations), subject to certain conditions, including satisfying specified financial covenants and a borrowing base limitation. See “Description of Certain Indebtedness—AK Steel’s Credit Facility.” In the event of AK Steel’s bankruptcy, liquidation, reorganization or other winding up, its assets that secure secured debt will be available to pay obligations on the notes only after all indebtedness under such secured debt has been repaid in full from such assets. There may not be sufficient assets remaining to pay amounts due on any or all the other debt then outstanding, including the notes.

The notes will be effectively subordinated to all of the liabilities of the subsidiaries of AK Steel that are not Guarantors of the notes. As of June 30, 2014, on an as-adjusted basis to give effect to the Dearborn Acquisition and this offering, the concurrent offering of shares of AK Holding’s common stock and the application of the proceeds therefrom and the amendment of the Credit Facility, our non-guarantor subsidiaries and consolidated variable interest entities would have had $74.7 million of indebtedness and other liabilities (including trade payables, but excluding intercompany obligations and liabilities of a type not required to be reflected on a balance sheet of such subsidiaries in accordance with GAAP) to which the notes would have been structurally subordinated.

Certain Covenants

Limitation on Liens

AK Holding will not, and will not permit any of its Subsidiaries to, create, incur, issue, assume or Guarantee any Indebtedness secured by a Mortgage upon (a) any Principal Property of AK Steel or any Principal Property of a Subsidiary of AK Steel or (b) any shares of stock or other equity interests or Indebtedness of any Subsidiary of AK Steel that owns a Principal Property (whether such Principal Property, shares of stock or other equity interests or Indebtedness is now existing or owned or hereafter created or acquired) or any shares of stock or other equity interests or Indebtedness of AK Steel, in each case, without effectively providing concurrently that the notes are secured equally and ratably with or, at our option, prior to such Indebtedness, so long as such Indebtedness shall be so secured.

The foregoing restriction shall not apply to, and there shall be excluded from Indebtedness in any computation under such restriction, Indebtedness secured by:

(1) Mortgages on any property or assets existing at the time of the acquisition thereof by AK Steel or any of its Subsidiaries and not incurred in contemplation of such acquisition;

(2) Mortgages on property or assets of a Person existing at the time such Person is merged into or consolidated with AK Steel or any of its Subsidiaries or at the time of a sale, lease or other disposition of the properties and assets of such Person (or a division thereof) as an entirety or substantially as an entirety to AK Steel or any of its Subsidiaries; provided that any such Mortgage does not extend to any Principal Property owned by AK Steel or any of its Subsidiaries immediately prior to such merger, consolidation, sale, lease or disposition and not incurred in contemplation of such acquisition;

(3) Mortgages on property or assets of a Person existing at the time such Person becomes a Subsidiary of AK Steel and not incurred in contemplation of such acquisition;

(4) Mortgages in favor of AK Steel or any Guarantor;

(5) Mortgages on property or assets (including shares of Capital Stock or Indebtedness of any Subsidiary formed to acquire, construct, develop or improve such property) to secure all or part of the cost of acquisition, construction, development or improvement of such property, or to secure Indebtedness incurred to provide funds for any such purpose; provided that the commitment of the creditor to extend the credit secured by any such Mortgage shall have been obtained no later than 360 days after the later of (a) the completion of the acquisition, construction, development or improvement of such property or assets or (b) the placing in operation of such property or assets;

(6) Mortgages in favor of the United States of America or any State thereof, or any department, agency or instrumentality or political subdivision thereof, to secure partial, progress, advance or other payments; and

(7) Mortgages existing on the date of the Indenture or any extension, renewal, replacement or refunding of any Indebtedness secured by a Mortgage existing on the date of the Indenture or referred to in clauses (1), (2), (3) or (5); provided that any such extension, renewal, replacement or refunding of such Indebtedness shall be created within 360 days of repaying the Indebtedness secured by the Mortgage referred to in clauses (1), (2), (3) or (5) and the principal amount of the Indebtedness secured thereby and not otherwise authorized by clauses (1), (2), (3) or (5) shall not exceed the principal amount of Indebtedness plus any premium or fee or accrued and unpaid interest payable in connection with any such extension, renewal, replacement or refunding, so secured at the time of such extension, renewal, replacement or refunding.

Notwithstanding the restrictions described above, AK Holding and any of its Subsidiaries may create, incur, issue, assume or Guarantee Indebtedness secured by Mortgages, without equally and ratably securing the notes, if at the time of such creation, incurrence, issuance, assumption or Guarantee, after giving effect thereto and to the retirement of any Indebtedness which is concurrently being retired, the aggregate amount of all such Indebtedness secured by Mortgages which would otherwise be subject to such restrictions (other than any Indebtedness secured by Mortgages permitted as described in clauses (1) through (7) of the immediately preceding paragraph) plus the aggregate amount (without duplication) of (x) all Non-Guarantor Subsidiary Debt (other than Non-Guarantor Subsidiary Debt described in clauses (1) through (5) of the first sentence of the second paragraph under “—Limitation on Subsidiary Debt” below) and (y) all Attributable Debt of AK Steel and any of its Subsidiaries in respect of Sale and Leaseback Transactions (with the exception of such transactions which are permitted under clauses (1) through (4) of the first sentence of the first paragraph under “—Limitation on Sale and Leaseback Transactions” below) does not exceed 15% of Consolidated Net Tangible Assets.

The 8.750% Senior Secured Notes due 2018 were issued after the date of the Indenture and therefore were incurred pursuant to the 15% of Consolidated Net Tangible Assets basket in the preceding paragraph.

Limitation on Subsidiary Debt

AK Steel will not permit any of its Restricted Subsidiaries that is not a Guarantor to create, assume, incur, Guarantee or otherwise become liable for or suffer to exist any Indebtedness (any Indebtedness of a non-Guarantor Subsidiary of AK Steel, “Non-Guarantor Subsidiary Debt”), without Guaranteeing the payment of the principal of, premium, if any, and interest on the notes on an unsecured unsubordinated basis.

The foregoing restriction shall not apply to, and there shall be excluded from Indebtedness in any computation under such restriction, Non-Guarantor Subsidiary Debt constituting:

(1) Indebtedness of a Person existing at the time such Person is merged into or consolidated with any Restricted Subsidiary of AK Steel or at the time of a sale, lease or other disposition of the properties and assets of such Person (or a division thereof) as an entirety or substantially as an entirety to any Restricted Subsidiary of AK Steel and is assumed by such Restricted Subsidiary; provided that any Indebtedness was not incurred in contemplation thereof and is not Guaranteed by any other Subsidiary of AK Steel;

(2) Indebtedness of a Person existing at the time such Person becomes a Restricted Subsidiary of AK Steel; provided that any Indebtedness was not incurred in contemplation thereof;

(3) Indebtedness owed to AK Steel or any Guarantor;

(4) Indebtedness outstanding on the date of the Indenture or any extension, renewal, replacement or refunding of any Indebtedness existing on the date of the Indenture or referred to in clauses (1), (2) or (3); provided that any such extension, renewal, replacement or refunding of such Indebtedness shall be created within 360 days of repaying the Indebtedness referred to in this clause or clauses (1), (2) or (3) above and the principal amount of the Indebtedness shall not exceed the principal amount of Indebtedness plus any premium or fee payable in connection with any such extension, renewal, replacement or refunding, so secured at the time of such extension, renewal, replacement or refunding; and

(5) Indebtedness in respect of a Receivables Facility.

Notwithstanding the restrictions described above, AK Steel and any of its Restricted Subsidiaries may create, incur, issue, assume or Guarantee Non-Guarantor Subsidiary Debt, without Guaranteeing the notes, if at the time of such creation, incurrence, issuance, assumption or Guarantee, after giving effect thereto and to the retirement of any Indebtedness which is concurrently being retired, the aggregate amount of all such Non-Guarantor Subsidiary Debt which would otherwise be subject to such restrictions (other than Non-Guarantor Subsidiary Debt which is described in clauses (1) through (5) of the immediately preceding paragraph) plus the aggregate amount (without duplication) of (x) all Indebtedness secured by Mortgages (not including any such Indebtedness secured by Mortgages described in clauses (1) through (7) of the second paragraph under the heading “—Limitation on Liens”) and (y) all Attributable Debt of AK Steel and any of its Subsidiaries in respect of Sale and Leaseback Transactions (with the exception of such transactions which are permitted under clauses (1) through (4) of the first sentence of the first paragraph under “—Limitation on Sale and Leaseback Transactions” below) does not exceed 15% of Consolidated Net Tangible Assets.

Limitation on Sale and Leaseback Transactions

AK Steel will not, and will not permit any of its Subsidiaries to, enter into any Sale and Leaseback Transaction unless:

(1) the Sale and Leaseback Transaction is solely with AK Steel or any of its Subsidiaries;

(2) the lease is for a period not in excess of 24 months, including renewals;

(3) AK Steel or such Subsidiary would (at the time of entering into such arrangement) be entitled as described in clauses (1) through (7) of the second paragraph under the heading “—Limitation on Liens,” without equally and ratably securing the notes then outstanding under the Indenture, to create, incur, issue, assume or guarantee Indebtedness secured by a Mortgage on such property or assets in the amount of the Attributable Debt arising from such Sale and Leaseback Transaction;

(4) AK Steel or such Subsidiary, within 360 days after the sale of property or assets in connection with such Sale and Leaseback Transaction is completed, applies an amount equal to the greater of (A) the net proceeds of the sale of such Principal Property or (B) the fair market value of such Principal Property to (i) the retirement of notes, other Funded Debt of AK Steel ranking on a parity with the notes or Funded Debt of a Subsidiary of AK Steel or (ii) the purchase of property or assets used or useful in its business or to the retirement of long-term indebtedness; or

(5) the Attributable Debt of AK Steel and its Subsidiary in respect of such Sale and Leaseback Transaction and all other Sale and Leaseback Transactions entered into after the Closing Date (other than any such Sale and Leaseback Transaction as would be permitted as described in clauses (1) through (4) of this sentence), plus the aggregate principal amount (without duplication) of (x) Indebtedness secured by Mortgages then outstanding (not including any such Indebtedness secured by Mortgages described in clauses (1) through (7) of the second paragraph under the heading “—Limitation on Liens”) which do not equally and ratably secure the notes (or secure notes on a basis that is prior to other Indebtedness secured thereby) and (y) Non-Guarantor Subsidiary Debt (with the exception of Non-Guarantor Subsidiary Debt which is described in clauses (1) through (5) of the second paragraph under the heading “—Limitation on Subsidiary Debt”), would not exceed 15% of Consolidated Net Tangible Assets.

Consolidation, Merger and Sale of Assets

Neither AK Steel nor AK Holding will consolidate with, merge with or into, directly or indirectly, or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to, any Person, or permit any Person to merge with or into it, unless:

(1) it shall be the continuing Person, or the Person (if other than it) formed by such consolidation or into which it is merged or that acquired or leased such property and assets (the “Surviving Person”), shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof, and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of its obligations under the Indenture and the notes;

(2) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(3) it delivers to the Trustee an Officers’ Certificate and Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with.

It is understood that AK Holding may merge with or into AK Steel pursuant to the provisions described above.

The Surviving Person will succeed to, and except in the case of a lease be substituted for, AK Steel or AK Holding, as applicable, under the Indenture and the notes.

Restrictions on Activities of AK Holding

AK Holding (a) shall not engage in any activities or hold any assets other than (i) the issuance of Capital Stock, (ii) holding 100% of the Capital Stock of AK Steel and debt securities of AK Steel that were held by AK Holding at the date of the Indenture and (iii) those activities incidental to maintaining its status as a public company, and (b) will not incur any liabilities other than liabilities relating to its Guarantee of the notes, its Guarantee of any other debt of AK Steel, any other Indebtedness it may incur and any other obligations or liabilities incidental to holding 100% of the Capital Stock of AK Steel and its liabilities incidental to its status as a public company; provided, however, that for purposes of this covenant only, the term “liabilities” shall not include any liability for the declaration and payment of dividends on any Capital Stock of AK Holding; and provided further that if AK Holding merges with or into AK Steel, this covenant shall no longer be applicable.

SEC Reports and Reports to Holders

Whether or not AK Steel is then required to file reports with the SEC, AK Steel shall file with the SEC all such reports and other information as it would be required to file with the SEC by Section 13(a) or 15(d) under the Exchange Act if it were subject thereto within the time periods specified by the SEC’s rules and regulations. AK Steel shall supply the Trustee and each Holder who so requests or shall supply to the Trustee for forwarding to each such Holder, without cost to such Holder, copies of such reports and other information. AK Steel shall be deemed to have complied with this covenant to the extent that AK Holding files all reports and other information required to be filed with the SEC by Section 13(a) or 15(d) under the Exchange Act relating to AK Holding and its consolidated subsidiaries, including AK Steel.

Events of Default

The following events will be defined as “Events of Default” in the Indenture with respect to the notes:

(a) default in the payment of principal of (or premium, if any, on) any note when the same becomes due and payable at maturity, upon acceleration, redemption or otherwise;

(b) default in the payment of interest on any note when the same becomes due and payable, and such default continues for a period of 30 days;

(c) AK Steel defaults in the performance of or breaches any other covenant or agreement in the Indenture applicable to the notes or under the notes (other than a default specified in clause (a) or (b) above) and such default or breach continues for a period of 90 consecutive days after written notice by the Trustee or the Holders of 25% or more in aggregate principal amount of the notes;

(d) there occurs with respect to any issue or issues of Indebtedness of AK Holding, AK Steel or any Significant Subsidiary having an outstanding principal amount of $75 million or more in the aggregate for all such issues of all such Persons, whether such Indebtedness now exists or shall hereafter be created, (I) an event of default that has caused the holder thereof to declare such Indebtedness to be due and payable prior to its stated maturity and such Indebtedness has not been discharged in full or such acceleration has not been rescinded or annulled within 30 days of such acceleration and/or (II) the failure to make a principal payment at the final (but not any interim) fixed maturity and such defaulted payment shall not have been made, waived or extended within 30 days of such payment default;

(e) any final judgment or order (not covered by insurance) for the payment of money in excess of $75 million in the aggregate for all such final judgments or orders against all such Persons (treating any deductibles, self-insurance or retention as not so covered) shall be rendered against AK Holding, AK Steel or any Significant Subsidiary and shall not be paid or discharged, and there shall be any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders outstanding and not paid or discharged against all such Persons to exceed $75 million during which a stay of enforcement of such final judgment or order, by reason of a pending appeal or otherwise, shall not be in effect;

(f) a court having jurisdiction in the premises enters a decree or order for (A) relief in respect of AK Holding, AK Steel or any Significant Subsidiary in an involuntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, (B) appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of AK Holding, AK Steel or any Significant Subsidiary or for all or substantially all of the property and assets of AK Holding, AK Steel or any Significant Subsidiary or (C) the winding-up or liquidation of the affairs of AK Holding, AK Steel or any Significant Subsidiary and, in each case, such decree or order shall remain unstayed and in effect for a period of 60 consecutive days;

(g) AK Holding, AK Steel or any Significant Subsidiary (A) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (B) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, trustee, sequestrator or similar official of AK Holding, AK Steel or any Significant Subsidiary or for all or substantially all of the property and assets of AK Holding, AK Steel or any Significant Subsidiary or (C) effects any general assignment for the benefit of creditors; or

(h) any Guarantor repudiates its obligations under its Note Guarantee or, except as permitted by the Indenture, any Note Guarantee is determined to be unenforceable or invalid or shall for any reason cease to be in full force and effect.

If an Event of Default (other than an Event of Default specified in clause (f) or (g) above that occurs with respect to AK Steel) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 25% in aggregate principal amount of the notes then outstanding, by written notice to AK Steel (and to the Trustee if such notice is given by the Holders), may declare the principal of, premium, if any, and accrued interest on the notes to be immediately due and payable. Upon a declaration of acceleration, such principal of, premium, if any, and accrued interest shall be immediately due and payable. In the event of a declaration of acceleration because an Event of Default set forth in clause (d) above has occurred and is continuing, such declaration of acceleration shall be automatically rescinded and annulled if the event of default triggering such Event of Default pursuant to clause (d) shall be remedied or cured by AK Holding, AK Steel or the relevant Significant Subsidiary or waived by the holders of the relevant Indebtedness within 60 days after the declaration of acceleration with respect thereto. If an Event of Default specified in clause (f) or (g) above occurs with respect to AK Steel, the principal of, premium, if any, and accrued interest on the notes then outstanding shall automatically become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of at least a majority in principal amount of the outstanding notes by written notice to AK Steel and to the Trustee, may waive all past defaults and rescind and annul a declaration of acceleration and its consequences if (x) all existing Events of Default, other than the nonpayment of the principal of, premium, if any, and interest on the notes that have become due solely by such declaration of acceleration, have been cured or waived and (y) the rescission would not conflict with any judgment or decree of a court of competent jurisdiction. For information as to the waiver of defaults, see “—Modification and Waiver.”

The Holders of at least a majority in aggregate principal amount of the outstanding notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee. However, the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability, or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders of notes not joining in the giving of such direction and may take any other action it deems proper that is not inconsistent with any such direction received from Holders of notes. A Holder may not pursue any remedy with respect to the Indenture or the notes unless:

(1) the Holder gives the Trustee written notice of a continuing Event of Default;

(2) the Holders of at least 25% in aggregate principal amount of outstanding notes make a written request to the Trustee to pursue the remedy;

(3) such Holder or Holders offer the Trustee indemnity satisfactory to the Trustee against any costs, liability or expense;

(4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity; and

(5) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding notes do not give the Trustee a direction that is inconsistent with the request.

However, such limitations do not apply to the right of any Holder of a note to receive payment of the principal of, premium, if any, or interest on, such note or to bring suit for the enforcement of any such payment, on or after the due date expressed in the notes, which right shall not be impaired or affected without the consent of the Holder.

An officer of AK Steel must certify, on or before a date not more than 90 days after the end of each fiscal year, that a review has been conducted of the activities of AK Steel and its Subsidiaries and AK Steel’s and its Subsidiaries’ performance under the Indenture and that AK Steel has fulfilled all obligations thereunder, or, if there has been a default in the fulfillment of any such obligation, specifying each such default and the nature and status thereof. AK Steel will also be obligated to notify the Trustee of any default or defaults in the performance of any covenants or agreements under the Indenture.

Satisfaction and Discharge; Defeasance

The Indenture shall be satisfied and discharged if (i) AK Steel shall deliver to the Trustee all notes then outstanding for cancellation or (ii) all notes not delivered to the Trustee for cancellation shall have become due and payable, are to become due and payable within one year or are to be called for redemption within one year and AK Steel shall deposit an amount sufficient to pay the principal, premium, if any, and interest to the date of maturity, redemption or deposit (in the case of notes that have become due and payable), provided that in either case AK Steel shall have paid all other sums payable under the Indenture.

Defeasance and Discharge. The Indenture provides that AK Steel will be deemed to have paid and will be discharged from any and all obligations in respect of the notes after the deposit referred to below, and the provisions of the Indenture will no longer be in effect with respect to the notes (except for, among other matters, certain obligations to register the transfer or exchange of the notes, to replace stolen, lost or mutilated notes, to maintain paying agencies and to hold monies for payment in trust) if, among other things:

(A) AK Steel has deposited with the Trustee, in trust, money and/or U.S. Government Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient without consideration of any reinvestment of such principal and interest, as certified by the chief financial officer of AK Steel in a written certification delivered to the Trustee, to pay the principal of, premium, if any, and accrued interest on the notes (i) on the stated maturity of such payments in accordance with the terms of the Indenture and the notes or (ii) on any earlier Redemption Date pursuant to the terms of the Indenture and the notes; provided that AK Steel has provided the Trustee with irrevocable instructions to redeem all of the outstanding notes on such Redemption Date;

(B) AK Steel has delivered to the Trustee (1) either (x) an Opinion of Counsel to the effect that Holders will not recognize income, gain or loss for federal income tax purposes as a result of AK Steel’s exercise of its option under this “Defeasance” provision and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, which Opinion of Counsel must be based upon (and accompanied by a copy of) a ruling of the Internal Revenue Service to the same effect unless there has been a change in applicable federal income tax law after the Closing Date such that a ruling is no longer required or (y) a ruling directed to the Trustee received from the Internal Revenue Service to the same effect as the aforementioned Opinion of Counsel and (2) an Opinion of Counsel to the effect that the creation of the defeasance trust does not violate the Investment Company Act of 1940; and

(C) immediately after giving effect to such deposit on a pro forma basis, no Event of Default, or event that after the giving of notice or lapse of time or both would become an Event of Default, shall have occurred and be continuing, and such deposit shall not result in a breach or violation of, or constitute a default under, any other material agreement or instrument to which AK Steel or any of its Subsidiaries is a party or by which AK Steel or any of its Subsidiaries is bound.

Defeasance of Certain Covenants and Certain Events of Default. The Indenture further provides that the provisions of the Indenture will no longer be in effect with respect to the provisions of the Indenture described herein under “Change of Control,” and all the covenants described herein under “Certain Covenants,” clauses (c), (d) and (e) under “Events of Default,” shall be deemed not to be Events of Default, in each case with respect to the notes, upon, among other things, the deposit with the Trustee, in trust, of money and/or U.S. Government

Obligations that through the payment of interest and principal in respect thereof in accordance with their terms will provide money in an amount sufficient without consideration of any reinvestment of such principal and interest, as certified by the chief financial officer of AK Steel in a written certification delivered to the Trustee, to pay the principal of, premium, if any, and accrued interest on the notes (i) on the Stated Maturity of such payments in accordance with the terms of the Indenture and the notes or (ii) on any earlier Redemption Date pursuant to the terms of the Indenture and the notes; provided that AK Steel has provided the Trustee with irrevocable instructions to redeem all of the outstanding notes on such Redemption Date, the satisfaction of the provisions described in clauses (B)(2) and (C) of the preceding paragraph and the delivery by AK Steel to the Trustee of an Opinion of Counsel to the effect that, among other things, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain covenants and Events of Default and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred.

In the event AK Steel exercises its option to omit compliance with certain covenants and provisions of the Indenture with respect to the notes as described in the immediately preceding paragraph and the notes are declared due and payable because of the occurrence of an Event of Default that remains applicable, the amount of money and/or U.S. Government Obligations on deposit with the Trustee will be sufficient to pay amounts due on the notes at the time of their Stated Maturity but may not be sufficient to pay amounts due on the notes at the time of the acceleration resulting from such Event of Default. However, AK Steel will remain liable for such payments and AK Holding’s and the Subsidiary Guarantors’ Note Guarantees with respect to such payments will remain in effect.

Modification and Waiver

The Indenture may be amended, with respect to the notes, without the consent of any Holder, to:

(1) cure any ambiguity, defect or inconsistency in the Indenture, provided that such amendments shall not adversely affect the interests of Holders in any material respect;

(2) comply with the provisions described under “Consolidation, Merger and Sale of Assets;”

(3) comply with any requirements of the SEC in connection with the qualification of the Indenture under the Trust Indenture Act or in order to maintain such qualification;

(4) evidence and provide for the acceptance of appointment by a successor Trustee;

(5) provide for the issuance of Additional Notes;

(6) make any change that, in the good faith opinion of the board of directors of AK Steel, does not materially and adversely affect the rights of any Holder; or

(7) to conform any provision to this “Description of Notes.”

Modifications and amendments of the Indenture affecting the notes may be made by AK Steel and the Trustee with the consent of the Holders of not less than a majority in aggregate principal amount of the outstanding notes; provided, however, that no such modification or amendment may, without the consent of each Holder affected thereby,

(1) change the Stated Maturity of the principal of, or any installment of interest on, any note;

(2) reduce the principal amount of, or premium, if any, or interest on, any note;

(3) change the optional redemption dates or optional redemption prices of the notes from that stated under the caption “Optional Redemption;”

(4) change the place or currency of payment of principal of, or premium, if any, or interest on, any note;

(5) impair the right to institute suit for the enforcement of any payment on or after the Stated Maturity (or, in the case of a redemption, on or after the Redemption Date) of any note;

(6) waive a default in the payment of principal of, premium, if any, or interest on the notes;

(7) modify any of the provisions of this “Modification and Waiver” requiring the consent of a requisite number of holders, except to increase any percentage requiring consent or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each outstanding note;

(8) release any Guarantor from its Note Guarantee, except as provided in the Indenture;

(9) amend, change or modify the obligation of AK Steel to make and consummate an Offer to Purchase under the “Change of Control” covenant after a Change of Control Repurchase Event has occurred, including, in each case, amending, changing or modifying any definition relating thereto; or

(10) reduce the percentage or aggregate principal amount of outstanding notes the consent of whose Holders is necessary for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults.

Definitions

Set forth below are defined terms used in the covenants and other provisions of the Indenture insofar as relevant to the notes. Reference is made to the Indenture for other capitalized terms used in this “Description of Notes” for which no definition is provided.

“Affiliate” means, as applied to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with, such Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as applied to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Attributable Debt,” in respect of any Sale and Leaseback Transaction, means, as of the time of determination, the total obligation (discounted to present value at the rate per annum equal to the discount rate which would be applicable to a capital lease obligation with like term in accordance with GAAP) of the lessee for rental payments (other than amounts required to be paid on account of property taxes, maintenance, repairs, insurance, water rates and other items which do not constitute payments for property rights) during the remaining portion of the initial term of the lease included in such Sale and Leaseback Transaction.

“Board of Directors” means the board of directors of AK Holding.

“Capital Stock” means, with respect to any Person, any and all shares, interests, participations or other equivalents (however designated, whether voting or non-voting) in equity of such Person, whether outstanding on the Closing Date or issued thereafter, including, without limitation, all common stock and preferred stock but excluding any convertible or exchangeable debt securities.

“Change of Control” means such time as:

(1) the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of AK Steel and its Subsidiaries, taken as a whole, to any “person” (as that term is used in Section 13(d)(3) of the Exchange Act);

(2) a “person” or “group” (within the meaning of Sections 13(d) and 14(d)(2) of the Exchange Act) becomes the ultimate “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of the Voting Stock of AK Holding on a fully diluted basis;

(3) the adoption of a plan relating to the liquidation or dissolution of AK Holding or AK Steel;

(4) individuals who on the Closing Date constitute the Board of Directors (together with any new directors whose election by the Board of Directors or whose nomination by the Board of Directors for election by AK Holding’s stockholders was approved by a vote of a majority of the members of the Board of Directors then in office who either were members of the Board of Directors on the Closing Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the members of the Board of Directors then in office;

(5) AK Holding or AK Steel consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into AK Holding or AK Steel, in any such event pursuant to a transaction in which any of the outstanding Voting Stock of AK Holding or AK Steel, as the case may be, or such other Person is converted into or exchanged for cash, securities or other property, other than any such transaction where (A) the Voting Stock of AK Holding or AK Steel outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance) and (B) immediately after such transaction, no “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) becomes, directly or indirectly, the Beneficial Owner of 50% or more of the voting power of the Voting Stock of the surviving or transferee Person; or

(6) AK Holding fails to own 100% of the Capital Stock of AK Steel; provided, however, that it shall not be deemed a Change of Control if AK Holding merges into AK Steel, except that in such case, AK Steel shall be substituted for AK Holding for purposes of this definition of “Change of Control,” and this clause (6) shall no longer be applicable.

“Change of Control Repurchase Event” means the occurrence of both a Change of Control and a Ratings Event.

“Closing Date” means the date on which the notes are issued under the Indenture.

“Consolidated Net Tangible Assets” means the total assets of AK Holding and its Subsidiaries after deducting therefrom all intangible assets, current liabilities (excluding any thereof which are by their terms extendible or renewable at the option of the obligor thereon to a time more than 12 months after the time as of which the amount thereof is being computed) and minority interests, if any, in any assets of the Subsidiaries, all as would be set forth on the most recently available quarterly or annual consolidated balance sheet of AK Holding and its Subsidiaries, prepared in conformity with GAAP.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Foreign Subsidiary” means any Subsidiary that is not organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof.

“Funded Debt” means all Indebtedness having a maturity of more than 12 months from the date as of which the determination is made or having a maturity of 12 months or less but by its terms being renewable or extendable beyond 12 months from such date at the option of the borrower, but excluding any such Indebtedness owed to AK Holding or a Subsidiary of AK Holding.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession which are in effect on the date of the indenture.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm’s-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Guarantor” means AK Steel Holding Corporation and any Subsidiary that Guarantees the notes.

“Indebtedness” means indebtedness for borrowed money.

“Investment Grade” means a rating of Baa3 or better by Moody’s (or its equivalent under any successor Rating Categories of Moody’s), a rating of BBB-or better by S&P (or its equivalent under any successor Rating Categories of S&P) and the equivalent Investment Grade credit rating from any additional Rating Agency or Rating Agencies selected by AK Steel.

“Moody’s” means Moody’s Investors Service Inc.

“Mortgage” means, with respect to any property or assets, any mortgage or deed of trust, pledge, hypothecation, assignment, security interest, lien, encumbrance, or any other security arrangement of any kind or nature whatsoever on or with respect to such property or assets (including any conditional sale or other title retention agreement having substantially the same economic effect as any of the foregoing).

“Note Guarantee” means a Guarantee of the obligations of AK Steel under the Indenture and the notes by AK Holding or any Subsidiary.

“Offer to Purchase” means an offer to purchase notes by AK Steel from the Holders commenced by mailing a notice to the Trustee and each Holder stating:

(1) that all notes validly tendered will be accepted for payment on a pro rata basis;

(2) the purchase price and the date of purchase (which shall be a Business Day no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Payment Date”);

(3) that any note not tendered will continue to accrue interest pursuant to its terms;

(4) that, unless AK Steel defaults in the payment of the purchase price, any note accepted for payment pursuant to the Offer to Purchase shall cease to accrue interest on and after the Payment Date;

(5) that Holders electing to have a note purchased pursuant to the Offer to Purchase will be required to surrender the note, together with the form entitled “Option of the Holder to Elect Purchase” on the reverse side of the note completed, to the Paying Agent at the address specified in the notice prior to the close of business on the Business Day immediately preceding the Payment Date;

(6) that Holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the third Business Day immediately preceding the Payment Date, a telegram, facsimile transmission or letter setting forth the name of such Holder, the principal amount of notes delivered for purchase and a statement that such Holder is withdrawing his election to have such notes purchased; and

(7) that Holders whose notes are being purchased only in part will be issued new notes equal in principal amount to the unpurchased portion of the notes surrendered; provided that each note purchased and each new note issued shall be in a principal amount of $2,000 or integral multiples of $1,000 in excess thereof.

On the Payment Date, AK Steel shall (a) accept for payment on a pro rata basis notes or portions thereof tendered pursuant to an Offer to Purchase; (b) deposit with the Paying Agent money sufficient to pay the purchase price of all notes or portions thereof so accepted; and (c) deliver, or cause to be delivered, to the Trustee all notes or portions thereof so accepted together with an Officers’ Certificate specifying the notes or portions thereof accepted for payment by AK Steel. The Paying Agent shall promptly mail to the Holders of notes so accepted payment in an amount equal to the purchase price, and the Trustee shall promptly authenticate and mail to such Holders a new note equal in principal amount to any unpurchased portion of the note surrendered; provided that each note purchased and each new note issued shall be in a principal amount of $2,000 or integral multiples of $1,000 in excess thereof. AK Steel will publicly announce the results of an Offer to Purchase as soon as practicable after the Payment Date. The Trustee shall act as the Paying Agent for an Offer to Purchase. AK Steel will comply with Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable. in the event that AK Steel is required to repurchase notes pursuant to an Offer to Purchase.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, trust, unincorporated organization or government or any agency or political subdivision thereof.

“Principal Property” means any domestic blast furnace or steel producing facility, or casters that are part of a plant that includes such a facility, in each case located in the United States, having a net book value in excess of 1% of Consolidated Net Tangible Assets at the time of determination.

“Rating Agency” means (1) each of Moody’s and S&P and (2) if either of Moody’s or S&P ceases to rate the notes or fails to make a rating of the notes publicly available for reasons outside of the control of AK Steel, a “nationally recognized statistical rating organization” within the meaning of Section 3(a)(62) under the Exchange Act, selected by AK Steel (as certified by a resolution of the board of directors of AK Steel) as a replacement agency for Moody’s or S&P, or both, as the case may be.

“Rating Category” means (i) with respect to S&P, any of the following categories: BBB, BB, B, CCC, CC, C and D (or equivalent successor categories); (ii) with respect to Moody’s, any of the following categories: Baa, Ba, B, Caa, Ca, C and D (or equivalent successor categories); and (iii) the equivalent of any such category of S&P or Moody’s used by another Rating Agency. In determining whether the rating of the notes has decreased by one or more gradations, gradations within Rating Categories (+ and -for S&P; 1, 2 and 3 for Moody’s; or the equivalent gradations for another Rating Agency) shall be taken into account (e.g., with respect to S&P, a decline in a rating from BB+ to BB, as well as from BB-to B+, will constitute a decrease of one gradation).

“Rating Date” means the date that is 60 days prior to the earlier of (i) a Change of Control or (ii) public notice of the occurrence of a Change of Control or of the intention by AK Steel or AK Holding, as applicable, to effect a Change of Control.

“Ratings Event” means the occurrence of the events described in (a) or (b) of this definition on, or within 60 days after the earlier of, (i) the occurrence of a Change of Control or (ii) public notice of the occurrence of a Change of Control or the intention by AK Steel or AK Holding, as applicable, to effect a Change of Control (which period shall be extended so long as the rating of the notes is under publicly announced consideration for a possible downgrade by any of the Rating Agencies): (a) if the notes are rated by both Rating Agencies on the Rating Date as Investment Grade, the rating of the notes shall be reduced so that the notes are rated below Investment Grade by both Rating Agencies, or (b) if the notes are rated below Investment Grade by at least one Rating Agency, the ratings of the notes by both Rating Agencies shall be decreased by one or more gradations (including gradations within Rating Categories, as well as between Rating Categories) and the notes are then rated below Investment Grade by both Rating Agencies.

Notwithstanding the foregoing, a Ratings Event otherwise arising by virtue of a particular reduction in rating shall not be deemed to have occurred in respect of a particular Change of Control (and thus shall not be deemed a Ratings Event for purposes of the definition of Change of Control Repurchase Event hereunder) if the Rating Agencies making the reduction in rating to which this definition would otherwise apply do not announce or publicly confirm or inform the trustee in writing at its request that the reduction was the result, in whole or in part, of any event or circumstance comprised of or arising as a result of, or in respect of, the applicable Change of Control (whether or not the applicable Change of Control shall have occurred at the time of the Ratings Event).

“Receivables Facility” means one or more receivables financing facilities, as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to AK Steel or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) pursuant to which AK Steel or any of its Restricted Subsidiaries sells their accounts receivable to either (a) a Person that is not a Restricted Subsidiary or (b) a Receivables Subsidiary that in turn sells its accounts receivable to a Person that is not a Restricted Subsidiary.

“Receivables Subsidiary” means any Subsidiary formed for the purpose of, and that solely engages only in one or more Receivables Facilities or other activities reasonably related thereto.

“Restricted Subsidiary” means any Subsidiary other than an Unrestricted Subsidiary.

“S&P” means Standard & Poor’s Ratings Services, a division of McGraw Hill Financial, Inc. or its successor.

“Sale and Leaseback Transaction” means any arrangement with any Person providing for the leasing to AK Steel or any Subsidiary of AK Steel of any Principal Property, which Principal Property has been or is to be sold or transferred by AK Steel or any Subsidiary of AK Steel to such Person.

“Significant Subsidiary” means (a) any Restricted Subsidiary of AK Holding that, at the time of determination would be a significant subsidiary of AK Holding pursuant to Rule 1-02 of Regulation S-X as in effect on the Closing Date or (b) any group of Restricted Subsidiaries that, taken together, would be a “Significant Subsidiary” under clause (a) above.

“Subsidiary” means with respect to any specified Person, any corporation of which at least a majority of the outstanding stock having by the terms thereof ordinary voting power for the election of directors of such corporation (irrespective of whether or not at the time stock of any other class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is, or other entity of which at least a majority of the common equity interests are, at the time directly or indirectly owned by that Person, or by one or more other Subsidiaries of that Person, or by that Person and one or more other Subsidiaries of that Person.

“U.S. Government Obligations” means securities that are (1) direct obligations of the United States of America for the payment of which its full faith and credit is pledged or (2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the full and timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of

America, which, in either case, are not callable or redeemable at the option of the issuer thereof at any time prior to the stated maturity of the notes, and shall also include a depository receipt issued by a bank or trust company as custodian with respect to any such U.S. Government Obligation or a specific payment of interest on or principal of any such U.S. Government Obligation held by such custodian for the account of the holder of a depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligation or the specific payment of interest on or principal of the U.S. Government Obligation evidenced by such depository receipt.

“Unrestricted Subsidiary” means (i) any Foreign Subsidiary, (ii) any Receivables Subsidiary and (iii) any Subsidiary of AK Holding created after the Closing Date, at least 10% of the Voting Stock of which is owned by Persons other than AK Holding or a Subsidiary thereof; provided that (a) such Subsidiary does not engage in the business of AK Steel as conducted on the Closing Date (but shall engage in any extension thereof or activities incidental or related thereto) and (b) in the event (1) any such Subsidiary Guarantees Indebtedness of AK Steel in an aggregate amount in excess of $50 million or (2) AK Steel or any of its Subsidiaries (other than an Unrestricted Subsidiary) contributes or otherwise transfers (other than a sale for fair market value) any Principal Property (including shares of stock of a Subsidiary that owns the Principal Property) or the proceeds of any sale of Principal Property to such Subsidiary, in either case such Subsidiary shall cease to be an Unrestricted Subsidiary.

“Voting Stock” means with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.

No Personal Liability of Incorporators, Stockholders, Officers, Directors, or Employees

No recourse for the payment of the principal of, premium, if any, or interest on any of the notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of AK Steel in the Indenture, or in any of the notes or because of the creation of any Indebtedness represented thereby, shall be had against any incorporator, stockholder, officer, director, employee or controlling person of AK Steel or of any successor Person thereof. Each Holder, by accepting the notes, waives and releases all such liability. The waiver and release are part of the consideration for the issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws.

Concerning the Trustee

Except during the continuance of an Event of Default, the Trustee need perform only such duties as are specifically set forth in the Indenture. If an Event of Default has occurred and is continuing, the Trustee will use the same degree of care and skill in its exercise of the rights and powers vested in it under the Indenture as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs. The Indenture and provisions of the Trust Indenture Act of 1939, as amended, incorporated by reference therein contain limitations on the rights of the Trustee, should it become a creditor of AK Steel, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions; provided, however, that if it acquires any conflicting interest as defined by the Trust Indenture Act of 1939, as amended, it must eliminate such conflict or resign as provided therein.

Book-Entry; Delivery and Form

The notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof (“Global Notes”). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below. Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may be exchanged for notes in certificated form. See “—Exchange of Global Notes for Certificated Notes.”

Depository Procedures

The following description of the operations and procedures of DTC, Euroclear and Clearstream are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them. AK Steel takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised AK Steel that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised AK Steel that, pursuant to procedures established by it:

(1) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes; and

(2) ownership of these interests in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

All interests in a Global Note, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

Except as described below, owners of interests in the Global Notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “Holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, premium, if any, interest, and Additional Interest, if any, on a Global Note registered in the name of DTC or its nominee will be payable to DTC or its nominee in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, AK Steel and the Trustee will treat the Persons in whose names the notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving payments and for all other purposes. Consequently, neither AK Steel, the Trustee nor any agent of AK Steel or the Trustee has or will have any responsibility or liability for:

(1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interest in the Global Notes or for maintaining, supervising or reviewing any of DTC’s records relating to the identity of the Participants to whose accounts the Global Notes are credited or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the Global Notes; or

(2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants.

DTC has advised AK Steel that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date unless DTC has reason to believe it will not receive payment on such payment date. Each relevant Participant is credited with an amount proportionate to its interest in the principal amount of the relevant security as shown on the records of DTC. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or AK Steel. Neither AK Steel nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and AK Steel and the Trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes.

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and transfers between participants in Euroclear and Clearstream will be effected in accordance with their respective rules and operating procedures.

Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear and Clearstream participants may not deliver instructions directly to the depositories for Euroclear or Clearstream.

DTC has advised AK Steel that it will take any action permitted to be taken by a Holder of notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants have given such direction.

Neither AK Steel nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Exchange of Global Notes for Certificated Notes

A Global Note is exchangeable for definitive notes in registered certificated form, or Certificated Notes, if:

(1) DTC (a) notifies AK Steel that it is unwilling or unable to continue as depositary for the Global Notes or (b) has ceased to be a clearing agency registered under the Exchange Act, and in each case AK Steel fails to appoint a successor depositary; or

(2) AK Steel, at its option, notifies the Trustee in writing that it elects to cause the issuance of Certificated Notes.

In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests in Global Notes will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Same Day Settlement and Payment

The notes represented by the Global Notes are expected to trade in DTC’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. AK Steel expects that secondary trading in any Certificated Notes will also be settled in immediately available funds.

AK Steel expects that, because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. DTC has advised AK Steel that cash received in Euroclear or Clearstream as a result of sales of interests in a Global Note by or through a Euroclear or Clearstream participant to a Participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS

The following discussion summarizes the material U.S. federal income tax consequences to “non-U.S. holders” of ownership and disposition of the notes purchased in this offering, but does not purport to provide a complete analysis of all potential U.S. federal income tax considerations relating thereto.

A “non-U.S. holder” is a beneficial owner of a note that is, for U.S. federal income tax purposes:

•	a non-resident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

You are not a non-U.S. holder if you are a nonresident alien individual present in the United States for 183 days or more in the taxable year of disposition, or if you are a former citizen or former resident of the United States, in either of which cases you should consult your tax advisor regarding the U.S. federal income tax consequences of owning or disposing of a note.

If a partnership or other pass-through entity (including an entity or arrangement treated as a partnership or other type of pass-through entity for U.S. federal income tax purposes) owns the notes, the tax treatment of a partner or beneficial owner of the entity may depend upon the status of the owner, the activities of the entity and certain determinations made at the partner or beneficial owner level. Partners and beneficial owners in partnerships or other pass-through entities that own the notes should consult their own tax advisors as to the particular U.S. federal income tax consequences applicable to them.

This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus supplement may affect the tax consequences described herein. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. Prospective purchasers should consult their tax advisors with respect to the particular tax consequences to them of owning and disposing of the notes, including the consequences under the laws of any state, local or foreign jurisdiction.

U.S. Federal Withholding Tax

Subject to the discussion below concerning FATCA and backup withholding, U.S. federal withholding tax will not apply to any payment of principal or interest on the notes, provided that in the case of interest:

•	you do not actually (or constructively) own 10% or more of the total combined voting power of all classes of our voting stock within the meaning of the Code and the Treasury regulations;

•	you are not a controlled foreign corporation that is related, directly or indirectly, to us through stock ownership; and

•	you certify on a properly executed Internal Revenue Service (“IRS”) Form W-8BEN or W-8BEN-E, under penalties of perjury, that you are not a United States person.

Interest payments that are effectively connected with the conduct of a trade or business by you within the United States (and, where an applicable tax treaty so provides, are also attributable to a U.S. permanent establishment maintained by you) are not subject to the U.S. federal withholding tax, but instead are subject to U.S. federal income tax, as described below.

If you cannot satisfy the requirements described above, payments of interest will be subject to a 30% U.S. federal withholding tax unless a tax treaty applies or the interest payments are effectively connected with the conduct of a U.S. trade or business. If a tax treaty applies to you, you may be eligible for a reduction of or exemption from U.S. federal withholding tax. To claim any exemption from or reduction of the 30% withholding tax, you should provide a properly executed IRS Form W-8BEN or W-8BEN-E claiming a reduction of or an exemption from withholding tax under an applicable tax treaty or a properly executed IRS Form W-8ECI stating that such payments are not subject to withholding tax because they are effectively connected with your conduct of a trade or business in the United States.

U.S. Federal Income Tax

Any gain, other than amounts attributable to accrued interest which is taxable as set forth above, realized on the disposition of a note (including a redemption or retirement) will generally not be subject to U.S. federal income tax unless such gain is effectively connected with your conduct of a trade or business in the United States (and, where an applicable tax treaty so provides, is also attributable to a U.S. permanent establishment maintained by you).

If you are engaged in a trade or business in the United States (and, if a tax treaty applies, if you maintain a permanent establishment within the United States) and interest or gain on the notes is effectively connected with the conduct of such trade or business (and, if a tax treaty applies, attributable to such permanent establishment), you will be subject to U.S. federal income tax (but not U.S. withholding tax assuming, in the case of interest, a properly executed Form W-8ECI is provided) on such interest or gain on a net income basis, generally in the same manner as if you were a United States person. In addition, in certain circumstances, if you are a foreign corporation you may be subject to a 30% (or, if a tax treaty applies, such lower rate as provided) branch profits tax.

Backup Withholding and Information Reporting

Generally, we must report to the IRS and to you the amount of interest paid to you and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable tax treaty or other intergovernmental agreement.

Unless the non-U.S. holder complies with certification procedures to establish that it is not a United States person, information returns may be filed with the IRS in connection with the proceeds from a sale or other disposition of the notes and the non-U.S. holder may be subject to backup withholding on payments on the notes or on the proceeds from a sale or other disposition of the notes. The certification procedures required to claim the exemption from withholding tax on interest described above will satisfy the certification requirements necessary to avoid backup withholding as well.

The amount of any backup withholding from a payment to a non-U.S. holder will be allowed as a credit against the non-U.S. holder’s U.S. federal income tax liability and may entitle the non-U.S. holder to a refund, provided that the required information is timely furnished to the IRS.

FATCA Withholding Taxes

Provisions commonly referred to as “FATCA” impose withholding of 30% on payments of U.S.-source interest and, after December 31, 2016, on sales or redemption proceeds paid to “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies. An intergovernmental agreement between the United States and the entity’s jurisdiction may modify these requirements. If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Prospective investors should consult their tax advisors regarding the effects of FATCA on their investment in the notes.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated September     , 2014, we have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc. and J.P. Morgan Securities LLC are acting as representatives, and each of the underwriters named below has severally agreed to purchase from us, the following respective principal amounts of the notes:

Underwriter	Principal Amount
Credit Suisse Securities (USA) LLC	$
Citigroup Global Markets Inc.
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Fifth Third Securities, Inc.
Goldman, Sachs & Co.
Total	$430,000,000

The underwriting agreement provides that the underwriters are obligated to purchase all of the notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults the purchase commitments of non-defaulting underwriters may be increased or the offering of notes may be terminated.

After the initial public offering the representative may change the public offering price. The underwriters may offer and sell notes through certain of their affiliates.

We estimate that our out-of-pocket expenses for this offering will be approximately $1.0 million.

The notes are a new issue of securities with no established trading market. One or more of the underwriters intends to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market for the notes at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

AK Steel and AK Holding have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the “Securities Act”) relating to, any additional debt securities, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse Securities (USA) LLC, , Citigroup Global Markets Inc. and J.P. Morgan Securities LLC for a period of 30 days after the date of this prospectus supplement.

AK Steel, AK Holding, AK Tube LLC and AK Steel Properties, Inc. have agreed to indemnify the several underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

Certain of the underwriters and their respective affiliates have from time to time performed, and may in the future perform, various financial advisory, commercial banking and investment banking services for us and our affiliates in the ordinary course of business, for fees and expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. An affiliate of Merrill Lynch, Pierce, Fenner & Smith Incorporated serves as agent under our Credit Facility and certain of the underwriters or their affiliates are lenders under our Credit Facility. If any of the underwriters or their affiliates has a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, these underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the notes offered hereby. In addition, one of the members of the board of directors of AK Holding, Mr. Michael, is also President and CEO of Fifth Third Bank Cincinnati, an affiliate of one of the underwriters.

In addition, each of the underwriters is acting as an underwriter of the concurrent offering of common stock by AK Holdings for which they will receive customary fees and reimbursement of reasonable out of pocket expenses. In addition, certain of the underwriters or their affiliates have agreed to provide us with interim financing in an aggregate amount of up to $730 million in the event this offering is not consummated. Credit Suisse Securities (USA) LLC acted as our financial advisor in connection with the Dearborn Acquisition.

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934 (the “Exchange Act”).

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Over-allotment involves sales by the underwriters of in excess of the principal amount of the notes the underwriters are obligated to purchase, which creates a syndicate short position.

•	Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. A short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the notes originally sold by the syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the notes or preventing or retarding a decline in the market price of the notes. As a result the price of the notes may be higher than the price that might otherwise exist in the open market. These transactions, if commenced, may be discontinued at any time.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”), each underwriter has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the “Relevant Implementation Date”) it has not made and will not make an offer of notes which are the subject of the offering contemplated by this prospectus supplement to the public in that Relevant Member State other than:

(a) to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c) in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of notes shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer of notes to the public” in relation to any notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe for the notes, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

The underwriter has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 (the “FSMA”)) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to us or the Guarantors; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

LEGAL MATTERS

Weil, Gotshal & Manges LLP, New York, New York will pass upon the validity of the notes on behalf of AK Steel and the guarantee of the notes on behalf of AK Holding. Certain legal matters will be passed upon for the underwriters by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS

The consolidated financial statements of AK Steel Holding Corporation appearing in AK Steel Holding Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2013 and as updated in AK Steel Holding Corporation’s Current Report on Form 8-K filed with the SEC on May 9, 2014, and the effectiveness of AK Steel Holding Corporation’s internal control over financial reporting as of December 31, 2013, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon and incorporated herein by reference. Such consolidated financial statements and AK Steel Holding Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements as of December 31, 2012 and for the years ended December 31, 2012 and 2011, incorporated in this prospectus by reference from AK Steel Holding Corporation’s Current Report dated May 9, 2014 on Form 8-K for the year ended December 31, 2013, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Severstal Dearborn, LLC as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, incorporated in this prospectus by reference from AK Steel Holding Corporation’s Current Report dated September 8, 2014 on Form 8-K, have been so incorporated in reliance upon the report of KPMG LLP, independent auditors and upon the authority of said firms as experts in accounting and auditing.

With respect to the unaudited interim financial information of Severstal Dearborn, LLC as of June 30, 2014 and for the six month periods ended June 30, 2014 and 2013, incorporated in this prospectus by reference from AK Steel Holding Corporation’s Current Report dated September 8, 2014 on Form 8-K, KPMG LLP, independent auditors, has reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included therein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

AK Holding is subject to the informational requirements of the Exchange Act and, in accordance with these requirements, AK Holding files reports and other information relating to its business, financial condition and other matters with the SEC. AK Holding is required to disclose in such reports certain information, as of particular dates, concerning its operating results and financial condition, officers and directors, principal holders of shares, any material interests of such persons in transactions with us and other matters. AK Holding’s filed reports, proxy statements and other information can be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a website that contains reports and other information regarding registrants that file electronically with the SEC. The address of such site is: www.sec.gov. Reports, proxy statements and other information concerning AK Holding’s business may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, NY 10005.

Our Internet website is www.aksteel.com. We make available free of charge on our website AK Holding’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 and amendments to those reports as soon as reasonably practicable after such materials are electronically filed or furnished to the SEC. Other than any documents expressly incorporated by reference, the information on our website and any other website that is referred to in this prospectus is not part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring to that information. We hereby “incorporate by reference” the documents listed below. The information that we file later with the SEC will automatically update and in some cases supersede the information in this prospectus and the documents listed below.

•	AK Holding’s Annual Report on Form 10-K for the year ended December 31, 2013, including portions of AK Holding’s Schedule 14A filed on April 21, 2014, incorporated by reference therein and except Item 8, as the financial statements and auditors’ reports therein have been superseded by financial statements included in AK Holding’s Current Report on Form 8-K filed on May 9, 2014;

•	AK Holding’s Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2014 and June 30, 2014;

•	AK Holding’s Current Reports on Form 8-K filed on February 25, 2014, March 18, 2014 (only with respect to Items 1.01, 1.02, 2.03 and 9.01), March 21, 2014 (only with respect to item 5.02), March 26, 2014, May 9, 2014 (only with respect to Item 8.01), May 30 (only with respect to Item 5.02), June 3, 2014, October 18, 2013 as amended by an amendment on Form 8-K/A filed on June 3, 2014, July 22, 2014, July 25, 2014 and September 8, 2014; and

•	future filings made by AK Holding and AK Steel with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering; provided that this prospectus will not incorporate any information that we may furnish to the SEC under Item 2.02 or Item 7.01 unless specifically provided in such Form 8-K.

Upon your oral or written request, we will provide you with a copy of any of these filings at no cost. Requests should be directed to Secretary, AK Steel Holding Corporation, 9227 Centre Pointe Drive, West Chester, Ohio 45069, Telephone No. (513) 425-5000.

PROSPECTUS

AK STEEL CORPORATION

DEBT SECURITIES

AK STEEL HOLDING CORPORATION

COMMON STOCK

PREFERRED STOCK

GUARANTEES

AK TUBE LLC

GUARANTEES

AK STEEL PROPERTIES, INC.

GUARANTEES

AK Steel Corporation (“AK Steel”) may from time to time offer to sell its debt securities, which may be fully and unconditionally guaranteed by any of AK Steel Holding Corporation (“AK Holding”), the parent of AK Steel, AK Tube LLC (“AK Tube”), a 100% -owned subsidiary of AK Steel, or AK Steel Properties, Inc. (“AK Properties”), a 100% -owned subsidiary of AK Steel. Such debt securities may be convertible or exchangeable for or exercisable into shares of common stock or preferred stock of AK Holding.

AK Holding may from time to time offer to sell shares of its common stock or preferred stock. AK Holding’s common stock is listed on the New York Stock Exchange and trades under the ticker symbol “AKS.”

AK Steel, AK Holding, AK Tube and AK Properties may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. AK Steel, AK Holding, AK Tube and AK Properties will provide the specific plan of distribution for any securities to be offered in supplements to this prospectus. AK Steel, AK Holding, AK Tube and AK Properties will provide specific terms of any securities to be offered in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest.

The principal executive offices of AK Steel, AK Holding, AK Tube and AK Properties are located at 9227 Centre Pointe Drive, West Chester, Ohio, 45069, and their telephone number at that address is (513) 425-5000.

Investing in the securities involves risks. See “Risk Factors” on page 3 of this prospectus, in any applicable prospectus supplement and in the documents incorporated by reference in this prospectus or any applicable prospectus supplement to read about factors you should consider before investing in the securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus may not be used to sell securities unless accompanied by a prospectus supplement that contains a description of those securities.

The date of this prospectus is September 8, 2014

ABOUT THIS PROSPECTUS

This prospectus is part of an automatic shelf registration statement on Form S-3 that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933 (the “Securities Act”). By using a shelf registration statement, we may sell, at any time and from time to time, in one or more offerings, the securities described in this prospectus. As allowed by the SEC rules, this prospectus does not contain all of the information included in the registration statement. For further information, we refer you to the registration statement, including its exhibits and documents incorporated by reference. Statements contained in this prospectus about the provisions or contents of any agreement or other document are not necessarily complete. If the SEC’s rules and regulations require that an agreement or document be filed as an exhibit to the registration statement, please see that agreement or document for a complete description of these matters.

You should read this prospectus, any prospectus supplement and any free writing prospectus, including in each case any information incorporated by reference herein or therein, together with any additional information you may need to make your investment decision. You should also read and carefully consider the information in the documents we have referred you to in “Where You Can Find More Information” below. Information incorporated by reference after the date of this prospectus is considered a part of this prospectus and may add, update or change information contained in this prospectus. Any information in such subsequent filings that is inconsistent with this prospectus will supersede the information in this prospectus and any earlier prospectus supplement.

You should rely only on the information incorporated by reference or provided in this prospectus, any prospectus supplement and any free writing prospectus. We have not authorized anyone else to provide you with other information. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus, any prospectus supplement, any free writing prospectus or any document incorporated herein by reference is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date.

Unless otherwise stated, or the context otherwise requires, references in this prospectus to “we,” “us” and “our” are to AK Holding and its consolidated subsidiaries, including AK Steel, AK Tube and AK Properties.

WHERE YOU CAN FIND MORE INFORMATION

AK Holding is subject to the informational requirements of the Securities Exchange Act of 1934 (the “Exchange Act”) and, in accordance with these requirements, AK Holding files reports and other information relating to its business, financial condition and other matters with the SEC. AK Holding is required to disclose in such reports certain information, as of particular dates, concerning its operating results and financial condition, officers and directors, principal holders of shares, any material interests of such persons in transactions with us and other matters. AK Holding’s filed reports, proxy statements and other information can be inspected and copied at the public reference room maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a website that contains reports and other information regarding registrants that file electronically with the SEC. The address of such site is: www.sec.gov. Reports, proxy statements and other information concerning AK Holding’s business may also be inspected at the offices of the New York Stock Exchange at 20 Broad Street, New York, NY 10005.

Our Internet website is www.aksteel.com. We make available free of charge on our website AK Holding’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 and amendments to those reports as soon as reasonably practicable after such materials are electronically filed with or furnished to the SEC. Other than any documents expressly incorporated by reference, the information on our website and any other website that is referred to in this prospectus is not part of this prospectus.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring to that information. We hereby “incorporate by reference” the documents listed below. The information that we file later with the SEC will automatically update and in some cases supersede the information in this prospectus and the documents listed below.

•	AK Holding’s Annual Report on Form 10-K for the year ended December 31, 2013, including portions of AK Holding’s Schedule 14A filed on April 21, 2014, incorporated by reference therein and except Item 8, as the financial statements and auditors’ reports therein have been superseded by financial statements included in AK Holding’s Current Report on Form 8-K filed on May 9, 2014;

•	AK Holding’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2014 and June 30, 2014;

•	AK Holding’s Current Reports on Form 8-K filed on February 25, 2014, March 18, 2014 (only with respect to Items 1.01, 1.02, 2.03 and 9.01), March 21, 2014 (only with respect to item 5.02), March 26, 2014, May 9, 2014 (only with respect to Item 8.01), May 30 (only with respect to Item 5.02), June 3, 2014, October 18, 2013 as amended by an amendment on Form 8-K/A filed on June 3, 2014, July 22, 2014, July 25, 2014 and September 8, 2014; and

•	future filings made by AK Holding and AK Steel with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus; provided that this prospectus will not incorporate any information that we may furnish to the SEC under Item 2.02 or Item 7.01 (including any financial statements or exhibits relating thereto furnished pursuant to Item 9.01) of Form 8-K unless specifically provided in such Form 8-K.

Upon your oral or written request, we will provide you with a copy of any of these filings at no cost. Requests should be directed to Secretary, AK Steel Holding Corporation, 9227 Centre Pointe Drive, West Chester, Ohio 45069, Telephone No. (513) 425-5000.

BUSINESS

Our operations consist primarily of nine steelmaking and finishing plants and tubular production facilities located in Indiana, Kentucky, Ohio and Pennsylvania. Our operations produce flat-rolled value-added carbon steels, including premium-quality coated, cold-rolled and hot-rolled carbon steel products, and specialty stainless and electrical steels that are sold in sheet and strip form, as well as carbon and stainless steel that is finished into welded steel tubing. These products are sold to the automotive, infrastructure and manufacturing, and distributors and converters markets. We sell our carbon products principally to domestic customers. Our electrical and stainless steel products are sold both domestically and internationally. We also produce carbon and stainless steel that is finished into welded steel tubing used in the automotive, large truck, industrial and construction markets. Our operations include European trading companies that buy and sell steel and steel products and other materials, AK Coal Resources, Inc. (“AK Coal”), which produces metallurgical coal from reserves in Pennsylvania, and a 49.9% equity interest in Magnetation LLC, a joint venture that produces iron ore concentrate from previously-mined ore reserves and that is expected to begin producing iron ore pellets in the third quarter of 2014.

The registered and principal executive offices of AK Holding and AK Steel are located at 9227 Centre Pointe Drive, West Chester, Ohio 45069, and their telephone number at that address is (513) 425-5000.

RISK FACTORS

Investing in our securities involves risks. Before deciding to purchase any of our securities, you should carefully consider the discussion of risks and uncertainties included in any prospectus supplement or free writing prospectus and under “Item 1A—Risk Factors” in AK Holding’s Annual Report on Form 10-K for the year ended December 31, 2013, which is incorporated by reference in this prospectus, Quarterly Report on Form 10-Q for the quarter ended June 30, 2014, which is incorporated by reference in this prospectus, and under similar headings in AK Holding’s subsequently filed quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the other risks and uncertainties described in any other documents incorporated by reference in this prospectus or in any applicable prospectus supplement or free writing prospectus. See the section entitled “Where You Can Find More Information” in this prospectus. The risks and uncertainties discussed in the documents incorporated by reference in this prospectus are those we currently believe may materially affect us. Additional risks and uncertainties not presently known to us or that we currently believe are immaterial also may materially and adversely affect our business, financial condition and results of operations.

FORWARD-LOOKING STATEMENTS

We have made forward-looking statements in this prospectus and the documents that are incorporated by reference herein that are based on our management’s beliefs and assumptions and on information available to our management at the time such statements were made. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, potential growth opportunities, potential operating performance improvements, the effects of competition and the effects of future legislation or regulations. Forward-looking statements include all statements that are not historical facts and can be identified by the use of forward-looking terminology such as the words “believe,” “expect,” “plan,” “intend,” “anticipate,” “estimate,” “predict,” “potential,” “continue,” “may,” “should” or the negative of these terms or similar expressions.

Forward-looking statements involve risks, uncertainties and assumptions. Actual results may differ materially from those expressed in our forward-looking statements. You should not rely on any forward-looking statements. Factors that could cause our actual results to differ materially from the results contemplated by such forward-looking statements include:

•	that the acquisition of Severstal Dearborn, LLC (the “Dearborn Acquisition”) will not be integrated successfully into AK Steel following the consummation of that acquisition;

•	exposure to unknown or unanticipated costs or liabilities, including those related to environmental matters, in connection with the Dearborn Acquisition;

•	that cost savings, synergies, accretion to earnings, increased shipments and other anticipated benefits and opportunities from the Dearborn Acquisition may not be fully realized or may take longer to realize than expected;

•	that the future margin benefits we estimate attributable to our Magnetation LLC joint venture and AK Coal Resources, Inc. will not be fully realized;

•	reduced selling prices, shipments and profits associated with a highly competitive industry with excess capacity;

•	changes in the cost of raw materials and energy;

•	our significant amount of debt and other obligations;

•	severe financial hardship or bankruptcy of one or more of our major customers;

•	reduced demand in key product markets due to competition from alternatives to steel or other factors;

•	increased global steel production and imports;

•	excess inventory of raw materials;

•	supply chain disruptions or poor quality of raw materials;

•	production disruption or reduced production levels, such as the blast furnace outage at Ashland works;

•	our healthcare and pension obligations and related laws and regulations;

•	not timely reaching new labor agreements;

•	major litigation, arbitrations, environmental issues and other contingencies;

•	regulatory compliance and changes;

•	climate change and greenhouse gas emission limitations;

•	conditions in the financial, credit, capital or banking markets;

•	our use of derivative contracts to hedge commodity pricing volatility;

•	the value of our net deferred tax assets;

•	inability to fully realize benefits of long-term cost savings and margin enhancement initiatives;

•	lower quantities, quality or yield of estimated coal reserves of AK Coal;

•	increased governmental regulation of mining activities;

•	inability to hire or retain skilled labor and experienced manufacturing and mining managers; and

•	IT security threats and sophisticated cybercrime.

The risk factors discussed under “Risk Factors” in this prospectus, any prospectus supplement, any free writing prospectus and under “Item 1A.—Risk Factors” in AK Holding’s Annual Report on Form 10-K for the year ended December 31, 2013 and Quarterly Report on Form 10-Q for the quarter ended June 30, 2014 and under similar headings in AK Holding’s subsequently filed quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the other risks and uncertainties described in the other documents incorporated by reference into this prospectus, in any applicable prospectus supplement or any applicable free writing prospectus, could cause our results to differ materially from those expressed in forward-looking statements. There may be other risks and uncertainties that we are unable to predict at this time or that we currently do not expect to have a material adverse effect on our business. We expressly disclaim any obligation to update our forward-looking statements other than as required by law.

USE OF PROCEEDS

Unless otherwise stated in the prospectus supplement accompanying this prospectus or any applicable free writing prospectus, we will use the net proceeds from the sale of any debt securities, common stock or preferred stock that may be offered hereby for general corporate purposes. Such general corporate purposes may include, but are not limited to, reducing or refinancing our indebtedness or the indebtedness of our subsidiaries, financing possible acquisitions and redeeming outstanding securities. The prospectus supplement relating to an offering will contain a more detailed description of the use of proceeds of any specific offering of securities.

DESCRIPTION OF SECURITIES

We will set forth in the applicable prospectus supplement a description of the debt securities, common stock, preferred stock and/or guarantees that may be offered under this prospectus.

PLAN OF DISTRIBUTION

We may offer and sell these securities to or through one or more underwriters, dealers and agents, or directly to purchasers, on a continuous or delayed basis. We will provide the specific plan of distribution for any securities to be offered in supplements to this prospectus.

LEGAL MATTERS

Unless otherwise indicated in the applicable prospectus supplement, the validity of the securities offered hereby will be passed upon by Weil, Gotshal & Manges LLP.

EXPERTS

The consolidated financial statements of AK Steel Holding Corporation appearing in AK Steel Holding Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2013 and as updated in AK Steel Holding Corporation’s Current Report on Form 8-K filed with the SEC on May 9, 2014, and the effectiveness of AK Steel Holding Corporation’s internal control over financial reporting as of December 31, 2013, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, and incorporated herein by reference. Such consolidated financial statements and AK Steel Holding Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2013 are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The consolidated financial statements as of December 31, 2012 and for the years ended December 31, 2012 and 2011, incorporated in this prospectus by reference from the AK Steel Holding Corporation’s Annual Report on Form 10-K for the year ended December 31, 2013, and recasted consolidated financial statements filed in AK Steel Holding Corporation’s Current Report on Form 8-K filed on May 9, 2014, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is incorporated herein by reference. Such consolidated financial statements have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated financial statements of Severstal Dearborn, LLC as of December 31, 2013 and 2012, and for each of the years in the three-year period ended December 31, 2013, incorporated in this prospectus by reference from AK Steel Holding Corporation’s Current Report dated September 8, 2014 on Form 8-K have been so incorporated in reliance upon the report of KPMG LLP, independent auditors, included therein, and upon the authority of said firms as experts in accounting and auditing.

With respect to the unaudited interim financial information of Severstal Dearborn, LLC as of June 30, 2014 and for the six month periods ended June 30, 2014 and 2013, incorporated in this prospectus by reference from AK Steel Holding Corporation’s Current Report dated September 8, 2014 on Form 8-K, KPMG LLP, independent auditors, has reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included therein, states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

$430,000,000

AK Steel Corporation

    % Senior Notes due 2021

Prospectus Supplement

Joint Book-Running Managers

Credit Suisse	Citigroup	J.P. Morgan

Co-Managers

BofA Merrill Lynch	Fifth Third Securities	Goldman, Sachs & Co.

                , 2014